SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

MORTON’S RESTAURANT GROUP, INC.

(Name of Subject Company)

MORTON’S RESTAURANT GROUP, INC.

(Name of Persons Filing Statement)

Common stock, par value $0.01 per share

(Title of Class of Securities)

619430101

(CUSIP Number of Class of Securities)

Christopher J. Artinian

Chief Executive Officer and President

Morton’s Restaurant Group, Inc.

325 North LaSalle Street, Suite 500

Chicago, Illinois 60654

312-923-0030

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Robert Goldstein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

Ph: (212) 756-2000

Fax: (212) 593-5955

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION.

Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Statement”) relates is Morton’s Restaurant Group, Inc., a Delaware corporation (“MRG” or the “Company”). The Company’s principal executive offices are located at 325 North LaSalle Street, Suite 500, Chicago, Illinois 60654. The Company’s telephone number at this address is 312-923-0030.

Securities.

The title of the class of equity securities to which this Statement relates is the common stock, par value $0.01 per share, of the Company (the “Company Common Stock”). As of the close of business on December 28, 2011, there were 16,901,266 shares of Company Common Stock issued and outstanding (including 715,520 shares of restricted Company Common Stock (the “Company Restricted Stock”)).

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address.

The name, business address and business telephone number of MRG, which is the subject company and the person filing this Statement, are set forth in “Item 1. Subject Company Information—Name and Address” above.

Offer.

This Statement relates to the tender offer by Fertitta Morton’s Acquisition, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Fertitta Morton’s Restaurants, Inc., a Delaware corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) dated December 30, 2011, to purchase all of the issued and outstanding shares of Company Common Stock, at a purchase price of $6.90 per share (the “Offer Price”), net to the holder in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 30, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase and any amendments or supplements from time to time thereto, constitute the “Offer”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 15, 2011, among Parent, the Purchaser, Claim Jumper Acquisition Company, LLC (“CJAC”), Fertitta Entertainment, Inc. (“FEI”) and the Company (the “Merger Agreement”). The Merger Agreement provides that, among other things, on the date of, or as soon as reasonably practicable following, completion of the Offer, and subject to the satisfaction or waiver of certain conditions, the Purchaser will merge with and into the Company (the “Merger”) in accordance with the Delaware General Corporation Law (the “DGCL”). Following the effective time of the Merger (the “Effective Time”), the separate corporate existence of the Purchaser will cease and the Company will continue as the surviving corporation (the “Surviving Corporation”) and as a wholly owned subsidiary of Parent. As a result of the Merger, at the Effective Time, each issued and outstanding share of Company Common Stock (other than shares of Company Common Stock held by Parent, the Purchaser or any other subsidiary of Parent, held in the Company’s treasury or by a subsidiary of Company or held by holders of Company Common Stock who have perfected their statutory dissenters’ appraisal rights under Section 262 of the DGCL) will be automatically converted into the right to receive an amount in cash, without interest thereon and less any required withholding taxes, equal to the Offer Price. The Merger Agreement also provides that in connection with the Merger, at the Effective Time, each issued and outstanding share of the Company’s Series A Convertible

Preferred Stock, par value $0.01 per share (the “Preferred Stock”), if any, will be automatically converted into the right to receive $5.00 in cash, without interest thereon and less any required withholding taxes. On December 23, 2011, as permitted by the Merger Agreement, the Company sent holders of the Preferred Stock a notice of redemption that the Company will redeem all of the outstanding shares of Preferred Stock for $5.00 per share in cash, without interest, less any applicable tax withholding, on January 23, 2012, as permitted pursuant to the Certificate of Designations governing the rights of the Preferred Stock. Since the Company will redeem all of the Preferred Stock on January 23, 2011 (which is prior to initial expiration of the Offer) no shares of Preferred Stock will be outstanding at the Effective Time. The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The initial expiration date for the Offer is 12:00 midnight, New York City time, on January 31, 2012, subject to extension in certain circumstances as required or permitted by the Merger Agreement and applicable law.

Purchaser, Parent, FEI and CJAC are affiliates of Landry’s, Inc. (“Landry’s”), a national, diversified restaurant, hospitality and entertainment company. As set forth in the Schedule TO, the principal business address of Purchaser, Parent, CJAC and FEI is 1510 West Loop South, Houston, Texas 77027. The business telephone number of each of Purchaser, Parent, CJAC and FEI is 713-850-1010.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as set forth in this Statement or in the Information Statement attached to this Statement as Annex III and incorporated herein by reference, or as otherwise incorporated by reference herein, as of the date of this Statement, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between (i) the Company or any of its affiliates, on the one hand, and (ii)(x) any of its executive officers, directors or affiliates, or (y) Parent, the Purchaser or any of their respective officers, directors or affiliates, on the other hand. The Information Statement is being furnished to the stockholders of the Company pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with Parent’s right, pursuant to the Merger Agreement, in the event that applicable law requires the Merger Agreement to be adopted by the Company’s stockholders, to designate persons to the board of directors of the Company (the “Company Board”) following the Purchaser’s acceptance for payment of the shares of Company Common Stock tendered in the Offer.

Any information contained in the documents incorporated herein by reference shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Arrangements with Executive Officers, Directors and Affiliates of the Company.

In considering the recommendation of the Company Board set forth in Item 4 below under the heading “Reasons for Recommendation,” the Company’s stockholders should be aware that certain executive officers and directors of the Company may be deemed to have interests in the transactions contemplated by the Merger Agreement (including the Offer and the Merger) that may be different from, or in addition to, those of the Company’s stockholders generally. In reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, the Company Board was aware of these interests and considered them, among other matters described in “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger; Reasons for Recommendation—Reasons for Recommendation” below.

For further information with respect to the arrangements between the Company and its executive officers, directors and affiliates described in this Item 3, see the information included under “Item 8. Additional Information—Golden Parachute Compensation” below (which is incorporated into this Item 3 by reference) and the Information Statement attached to this Statement as Annex III and incorporated herein by reference under the headings Director Compensation Table, Security Ownership of Certain Beneficial Owners and Management, Compensation Discussion and Analysis, and Certain Relationships and Related Party Transactions.

Cash Consideration Payable for Shares Tendered Pursuant to the Offer

If the executive officers and directors of the Company who own shares of Company Common Stock tender their shares of Company Common Stock for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other holders of Company Common Stock. Additionally, pursuant to the terms of the Merger Agreement, any outstanding shares of Company Common Stock owned by the directors and executive officers and not tendered in the Offer will be cancelled and converted at the Effective Time into the right to receive the same cash consideration on the same terms and conditions as the other holders of Company Common Stock. As of December 28, 2011, the executive officers and directors of the Company beneficially owned, in the aggregate, 7,006,634 shares of Company Common Stock (which includes: (i) 5,151,880 shares of Company Common Stock owned by Castle Harlan Partners III, L.P. and its affiliates, which are deemed to be beneficially owned by John K. Castle (but with respect to which Mr. Castle has disclaimed beneficial ownership of such shares in excess of his proportionate ownership interest in those shares beneficially owned by him), and (ii) 1,362,529 shares of Company Common Stock owned by Laurel Crown Management, LLC and its affiliates, which are deemed to be beneficially owned by Stephen E. Paul (but with respect to which Mr. Paul has disclaimed beneficial ownership of such shares in excess of his proportionate ownership interest in those shares beneficially owned by him)), or approximately 41.5% of the outstanding Company Common Stock, including 295,290 shares of unvested Company Restricted Stock. If the directors and executive officers were to tender all of the shares of Company Common Stock beneficially owned by them for purchase pursuant to the Offer and those shares were accepted for purchase and purchased by the Purchaser, the executive officers and directors would receive (without taking into account the applicable withholding of taxes) an aggregate of $48,345,775 in cash, without interest thereon, of which $35,547,972 would be paid to Castle Harlan Partners III, L.P. and its affiliates and $9,401,450 would be paid to Laurel Crown Management, LLC and its affiliates. The beneficial ownership of shares of Company Common Stock of each executive officer and director is further described in the Information Statement under the heading Security Ownership of Certain Beneficial Owners and Management.

The table below sets forth information regarding the amount of cash consideration each director and executive officer would receive pursuant to the Offer assuming the shares of Company Common Stock beneficially owned by each of the Company’s directors and executive officers (including shares of Company Restricted Stock as of December 28, 2011) are tendered pursuant to the Offer and those shares are accepted for payment by the Purchaser.

Name	Number of Shares Owned	Consideration
Christopher J. Artinian(1)	140,629	$970,340
Ronald M. DiNella(2)	133,654	$922,213
Roger J. Drake(3)	44,994	$310,459
Scott D. Levin(4)	45,300	$312,570
James W. Kirkpatrick(5)	46,800	$322,920
William C. Anton(6)	25,000	$172,500
John K. Castle(7)	5,151,880	$35,547,972
Dr. John J. Connolly(6)	8,000	$55,200
Robert A. Goldschmidt(6)	13,500	$93,150
Stephen E. Paul(8)	1,362,529	$9,401,450
David B. Pittaway	5,230	$36,087
Dianne H. Russell(6)	6,000	$41,400
Zane Tankel(6)	17,118	$118,114
Alan A. Teran(6)	6,000	$41,400

(1)	Includes 119,000 shares of unvested Company Restricted Stock
(2)	Includes 82,000 shares of unvested Company Restricted Stock
(3)	Includes 24,600 shares of unvested Company Restricted Stock
(4)	Includes 24,690 shares of unvested Company Restricted Stock
(5)	Includes 27,000 shares of unvested Company Restricted Stock
(6)	Includes 3,000 shares of unvested Company Restricted Stock
(7)	Includes the shares of Company Common Stock held by Castle Harlan Partners III, L.P., Castle Harlan Offshore Partners III, L.P., Castle Harlan Affiliates III, L.P., Frogmore Forum Family Fund, LLC, Branford Castle Holdings, Inc. and Branford Chain, Inc. John K. Castle, a member of the Company Board, is the controlling stockholder of Castle Harlan Partners III, G.P., Inc., which is the general partner of the general partner of Castle Harlan Partners III, L.P. Mr. Castle is also the controlling stockholder of the general partners of Castle Harlan Offshore Partners III, L.P. and of Castle Harlan Affiliates III, L.P. Mr. Castle also exercises control of Branford Castle Holdings, Inc., Branford Chain, Inc. and Frogmore Forum Family Fund, LLC. Mr. Castle shares voting and investment control with these entities (each of which is itself controlled by Mr. Castle) over the securities held by these entities. Mr. Castle disclaims beneficial ownership of the shares of Company Common Stock in excess of his proportionate ownership interest in Castle Harlan Partners III, L.P. and its affiliates.
(8)	Mr. Stephen E. Paul and Dr. Laurence E. Paul are the sole members of the investment committee of Laurel Crown Management, LLC, the manager of Laurel Crown Capital, LLC: Series One—LC/Morton’s, and in

such capacity share the voting and investment control over the securities held by Laurel Crown Capital, LLC: Series One—LC/Morton’s. As a result, Mr. Stephen E. Paul may be considered a beneficial owner of any shares of Company Common Stock deemed to be beneficially owned by Laurel Crown Capital, LLC: Series One—LC/Morton’s and its affiliates. Mr. Stephen E. Paul disclaims beneficial ownership of such stock in excess of his proportionate ownership interest in Laurel Crown Capital, LLC: Series One—LC/Morton’s and its affiliates.

Stockholder Support Agreement

Castle Harlan Partners III, L.P. entered into a Stockholder Support Agreement (the “Support Agreement”) with Parent and the Purchaser. For more information see “Item 8. Additional Information—Stockholder Support Agreement”.

Treatment of Company Restricted Stock

The Merger Agreement provides that each share of Company Restricted Stock that is outstanding immediately prior to the acceptance for payment by the Purchaser of any shares of the Company Common Stock pursuant to the Offer (the “Acceptance Time”), including shares of Company Restricted Stock held by the Company’s officers and directors, will become fully vested and, to the extent not subject to withholding by the Company to satisfy tax withholding obligations, will be treated the same as other outstanding shares of Company Common Stock.

The table below sets forth the unvested shares of Company Restricted Stock held by each of the Company’s named executive officers and directors that, in accordance with the provisions of the Merger Agreement, will vest in full as of the Acceptance Time, as well as the consideration to be received pursuant to the Offer or the Merger by each holder in respect of theretofore unvested shares of Company Restricted Stock:

Name	Number of Unvested Company Restricted Stock Shares	Consideration to be Received(1)
Christopher J. Artinian	108,400	$747,960
Ronald M. DiNella	59,200	$408,480
Scott D. Levin	18,260	$125,994

(1)	Any unvested Company Restricted Stock not tendered into the Offer will be exchanged at the Effective Time into the right to receive an amount equal to the Offer Price.

The acceleration of vesting and cancellation of Company Restricted Stock and the related cash payments to the holders of such Company Restricted Stock pursuant to the Merger Agreement are in addition to any benefits following a “change-in-control” or “change-of-control” under any of the agreements or arrangements described below. For further information, see the information included under the heading “—Employment Agreements and Severance Arrangements” below and in the Information Statement under the heading Compensation Discussion and Analysis (and incorporated by reference into this Item 3).

Employment Agreements and Severance Arrangements

The Company has entered into employment-related agreements with its Chief Executive Officer, Chief Financial Officer, General Counsel and Senior Vice President, Marketing and Communications. Each of these officers is entitled to severance benefits upon certain terminations of employment. See “Item 8. Additional Information—Golden Parachute Compensation” below (which is incorporated into this Item 3 by reference) for further information with respect to these arrangements.

Employment agreement with our CEO

On January 25, 2011, the Company entered into an employment agreement with Mr. Artinian (the “CEO Employment Agreement”) to serve as Chief Executive Officer and President. The initial term of the agreement extends until December 31, 2012, after which the term shall be automatically extended for successive one-year periods beginning on January 1, 2013, unless notice not to renew is provided by the Company or Mr. Artinian. Under the CEO Employment Agreement, Mr. Artinian is eligible to receive (1) a base salary of $370,000, subject to review at least annually by the Company Board, and which may be adjusted upward, (2) annual bonuses targeted at 65% of base salary, based on the achievement of performance targets established annually by the Company Board and the compensation committee of the Company Board (the “Compensation Committee”), and (3) specified benefits, including health and disability insurance and life insurance and a monthly automobile allowance. If Mr. Artinian’s employment is terminated by the Company without cause or by Mr. Artinian for good reason, as such term is defined in the CEO Employment Agreement, Mr. Artinian will be paid, subject to the execution of a general release, (1) continued payment of his base salary then in effect for twenty-four months, (2) an amount equal to his bonus, if any, received in respect of the previously completed fiscal year multiplied by two payable in twenty-four equal monthly installments, (3) a monthly payment equal to the monthly cost of continuation of group health coverage for a maximum of eighteen months, and (4) payments, not exceeding $25,000 in the aggregate, for professional outplacement services for up to a two year period. In addition, if payments or benefits would otherwise have been owed to Mr. Artinian prior to the 60th day after termination of employment, any such delayed payments or benefits shall be made on the 60th day after termination of employment. On December 15, 2011, the CEO Employment Agreement was amended to provide that if Mr. Artinian is terminated without cause or resigns for good reason in the fiscal year following the fiscal year for which an annual bonus was earned but prior to the date such annual bonus is paid by the Company, then Mr. Artinian shall be entitled to the payment of such earned annual bonus.

Employment agreement with our CFO

On January 25, 2011, the Company entered into an employment agreement with Ronald M. DiNella (the “CFO Employment Agreement”) to serve as Senior Vice President, Chief Financial Officer and Treasurer. The initial term of the CFO Employment Agreement extends until December 31, 2012, after which the term shall be automatically extended for successive one-year periods beginning on January 1, 2013, unless notice not to renew is provided by the Company or Mr. DiNella. Under the CFO Employment Agreement, Mr. DiNella is eligible to receive (1) a base salary of $300,000, subject to review at least annually by the Company Board, and which may be adjusted upward, (2) annual bonuses targeted at 60% of base salary based on the achievement of performance targets established annually by the Company Board and Compensation Committee, and (3) specified benefits, including health and disability insurance and life insurance and a monthly automobile allowance. If Mr. DiNella’s employment is terminated by the Company without cause or by Mr. DiNella for good reason, as such term is defined in the CFO Employment Agreement, Mr. DiNella will be paid, subject to the execution of a general release, (1) continued payment of his base salary then in effect for twenty-four months, (2) an amount equal to his bonus, if any, received in respect of the previously completed fiscal year multiplied by two payable in twenty-four equal monthly installments, (3) a monthly payment equal to the monthly cost of continuation of group health coverage for a maximum of eighteen months, and (4) payments, not to exceed $25,000 in the aggregate, for professional outplacement services for up to a two year period. In addition, if payments or benefits would otherwise have been owed to Mr. DiNella prior to the 60th day after termination of employment, any such delayed payments or benefits shall be made on the 60th day after termination of employment. On December 15, 2011, the CFO Employment Agreement was amended to provide that if Mr. DiNella is terminated without cause or resigns for good reason in the fiscal year following the fiscal year for which an annual bonus was earned but prior to the date such annual bonus is paid by the Company, then Mr. DiNella shall be entitled to the payment of such earned annual bonus.

Employment agreement with our SVP, Marketing and Communications

On January 25, 2011, the Company entered into an employment agreement with Roger J. Drake (the “SVP Marketing Employment Agreement”) to serve as Senior Vice President, Marketing and Communications. The initial term of the SVP Marketing Employment Agreement extends until December 31, 2012, after which the term shall be automatically extended for successive one-year periods beginning on January 1, 2013, unless notice not to renew is provided by the Company or Mr. Drake. Under the SVP Marketing Employment Agreement, Mr. Drake is eligible to receive (1) a base salary of $208,000, subject to review at least annually by the Company Board, and which may be adjusted upward, (2) annual bonuses targeted at 60% of base salary based on the achievement of performance targets established annually by the Company Board and Compensation Committee, and (3) specified benefits, including health and disability insurance and life insurance and a monthly automobile allowance. If Mr. Drake’s employment is terminated by the Company without cause or by Mr. Drake for good reason, as such term is defined in the SVP Marketing Employment Agreement, Mr. Drake will be paid, subject to the execution of a general release, (1) continued payment of his base salary then in effect for twenty-four months, (2) an amount equal to his bonus, if any, received in respect of the previously completed fiscal year multiplied by two payable in twenty-four equal monthly installments, (3) a monthly payment equal to the monthly cost of continuation of group health coverage for a maximum of eighteen months, and (4) payments, not to exceed $25,000 in the aggregate, for professional outplacement services for up to a two year period. In addition, if payments or benefits would otherwise have been owed to Mr. Drake prior to the 60th day after termination of employment, any such delayed payments or benefits shall be made on the 60th day after termination of employment. On December 15, 2011, the SVP Marketing Employment Agreement was amended to provide that if Mr. Drake is terminated without cause or resigns for good reason in the fiscal year following the fiscal year for which an annual bonus was earned but prior to the date such annual bonus is paid by the Company, then Mr. Drake shall be entitled to the payment of such earned annual bonus.

Transaction Bonus Agreements with Key Executives

On March 31, 2011, the Company entered into transaction bonus agreements with three executive officers and Mr. Drake. The transaction bonus agreements provide Mr. Artinian, Mr. DiNella, Mr. Levin and Mr. Drake with bonuses in the amounts of $400,000, $250,000, $250,000 and $200,000, respectively, if such respective executive officer actively supports and works toward the execution of an agreement that would result in a change-of-control and continues to be employed through the closing of such a transaction. Each of the agreements provides that, in the event that any payments or benefits constitute “parachute payments” under Section 280G of the Internal Revenue Code of 1986, as amended (“Section 280G”), the recipient shall receive the greater of, on an after-tax basis, either (i) the full amount of such payments or benefits or (ii) the maximum amount that may be provided to the recipient without resulting in such payments or benefits being subject to an excise tax. By amendment dated as of December 15, 2011, such agreements were amended to, among other things, (i) reorder the reduction of any “parachute payments,” and (ii) extend the outside closing date by which a transaction must occur to March 31, 2013. If the Merger is consummated by such date and the respective executive officer satisfies the conditions contemplated by his respective transaction bonus agreement, such executive officer shall be entitled to payment pursuant to such transaction bonus agreement.

Change–in-Control Termination Protection Agreement with our General Counsel

On March 31, 2011, the Company entered into a change-in-control termination protection agreement with Scott D. Levin providing him with certain benefits in the event that (1) his employment is terminated without cause or for good reason within two years following a change-in-control, or (2) his employment is terminated without cause prior to a change-in-control in connection with or in anticipation of such change-in-control. Benefits under the agreement, which are due beginning forty-five days following Mr. Levin’s termination if he signs a general release in favor of the Company, are payable in equal installments over a period of twenty-four months, and include, but are not limited to, twice the sum of Mr. Levin’s base salary plus Mr. Levin’s bonus from the previous fiscal year. Mr. Levin’s base salary is currently $241,592. His bonus for fiscal year 2010 was $70,000. Other benefits include: (1) a monthly payment equal to the monthly cost of continuation of group health coverage for a maximum of 24 months, (2) payments, not to exceed $25,000 in the aggregate, for professional outplacement services for up to a two year period, and (3) acceleration of any outstanding equity incentive awards.

The agreement also provided that, in the event that any payments or benefits provided to Mr. Levin constitute “parachute payments” under Section 280G, Mr. Levin shall receive the greater of, on an after-tax basis, either (i) the full amount of such payments or benefits or (ii) the maximum amount that may be provided to Mr. Levin without resulting in such payments or benefits being subject to an excise tax. By amendment dated as of December 15, 2011, such agreement was amended to, among other things, (i) reorder the reduction of any “parachute payments,” as such term is defined in Section 280G and (ii) clarify that if Mr. Levin is terminated in a fiscal year following a fiscal year for which an annual bonus was earned but prior to the date such annual bonus is paid by the Company, then Mr. Levin shall be entitled to the payment of such earned annual bonus.

Equity Incentive Plan

In February 2006, the Company adopted the 2006 Morton’s Restaurant Group, Inc. Stock Incentive Plan, which the Company refers to as the equity incentive plan. The equity incentive plan provides for the grant of stock options and stock appreciation rights and for awards of shares, restricted shares, restricted stock units and other equity-based awards. Any employee, officer, director or consultant of the Company or any of its affiliates is eligible to receive awards pursuant to the equity incentive plan. On December 15, 2011, the Compensation Committee approved the participation of outstanding Company Restricted Stock in the Offer.

Arrangements with the Company’s Non-Employee Directors

Non-employee directors other than Messrs. Castle, Paul and Pittaway receive director’s fees at the rate of $25,000 per year, except that Mr. Goldschmidt, the Chairman of the Audit Committee, receives director’s fees of $40,000 per year. All members of the Company Board are reimbursed for actual expenses incurred in connection with attendance at meetings of the Company Board and of committees of the Company Board.

No Compensation to Members of the M&A Committee

In connection with the Company’s public announcement to pursue strategic alternatives, the Company Board established an M&A Committee (the “M&A Committee”), consisting of Messrs. Castle (Chairman), Paul, Pittaway and Tankel to help facilitate the process. No directors received compensation for services rendered in connection with serving on the M&A Committee, including non-employee director members and the chair of the M&A Committee.

Employee Matters

Parent has agreed with the Company in the Merger Agreement to provide each employee of the Company and its subsidiaries who continues his or her employment after the Effective Time, for a period of one year following the Effective Time, compensation (including base salary or wages, as applicable, and incentive compensation opportunities) and benefits that, taken as a whole, are no less favorable in the aggregate than the compensation and benefits provided to similarly situated employees of Fertitta Morton’s Holdings, Inc. (“HoldCo”), Parent, its subsidiaries or affiliates operating in similar concept restaurants at the time of entry into the Merger Agreement.

Parent has agreed with the Company in the Merger Agreement to pay severance benefits to any employee of the Company or the Company’s subsidiaries who was an employee prior to the Effective Time and whose employment is terminated within one year following the Effective Time in an amount no less than as follows: (i) one week’s salary or wages for each year of employment, but not more than 12 weeks’ salary or wages in the case of salaried and hourly employees employed at the Company’s corporate office (including those not directly employed by a restaurant), subject to limited exceptions; (ii) one week’s salary or wages for each year of employment but not more than six weeks’ salary or wages in the case of salaried employees directly employed by a restaurant; and (iii) severance payments that, taken as a whole, are no less favorable in the aggregate than the severance payments provided to similarly situated employees of HoldCo, Parent, the Purchaser or their affiliates at the time of entry to the Merger Agreement in the case of all other employees.

The Merger Agreement does not require the continued employment of any employee of the Company or its subsidiaries after the Effective Time. In addition, nothing in the Merger Agreement shall (i) create a contract with any employee, (ii) be deemed or construed to require the continued employment of any particular employee for any period after Effective Time, (iii) be construed to create a right in any employee to employment, (iv) be deemed or construed to limit the rights of the Purchaser, Parent, the Surviving Corporation or any of their affiliates or subsidiaries to terminate the employment of any employee during any period after the Effective Time, and (v) modify or amend any benefit plan of the Purchaser, Parent, the Surviving Corporation or any of their affiliates or subsidiaries or other agreement, plan, program or document.

Indemnification and Exculpation of Directors and Officers

Section 145 of the DGCL provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise, provided that such indemnity may include only expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, except that no such indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition may be paid by the corporation upon delivery to the corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred. The Company’s certificate of incorporation provides for the indemnification of the Company’s directors and officers to the fullest extent permitted under the DGCL, subject to certain limitations on actions initiated by an officer or director.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	transaction from which the director derives an improper personal benefit;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	breach of a director’s duty of loyalty to the corporation or its stockholders.

Article VI of the Company’s amended and restated certificate of incorporation expressly provides that a member of our board of directors shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or such limitation thereof is not permitted by the DGCL (including, without limitation, Section 102(b)(7) thereof), as amended or supplemented from time to time.

Article VI of the Company’s amended and restated certificate of incorporation provides each person (and the heirs, executors and administrators of such person) who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person (i) is or was a director, officer or employee of the Company, or (ii) serves or served as a director, officer or employee of any other enterprise either (x) at the request of the Company or (y) that is or was a direct or indirect subsidiary (whether wholly owned or otherwise) of the Company at the time of such person’s service as a director, officer or employee of such other enterprise, shall be indemnified and held harmless by the Company to the fullest extent permitted by the DGCL and not otherwise prohibited by applicable law; provided, however, that except for proceedings by any such person to enforce rights to indemnification, the Company will not be obligated to indemnify such person (or the heirs, executors or administrators of such person) in connection with any action, suit or proceeding (or part thereof) initiated by such person (or the heirs, executors or administrators of such person) unless such action, suit or proceeding (or part thereof) was authorized or consented to by the board of directors. For purposes of such Article VI, the term “other enterprise” includes any corporation, partnership, limited liability company, joint venture, trust or other enterprise.

In addition, Article VI of the Company’s amended and restated certificate of incorporation provides that the Company, to the fullest extent permitted by the DGCL and not otherwise prohibited by applicable law, may advance to any person who is or was a director, officer or employee of the Company (and the heirs, executors and administrators of such person) any and all expenses (including, without limitation, attorneys fees and disbursements and court costs) reasonably incurred by such person in respect of defending any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which such person was or is a party or is threatened to be made a party, by reason of the fact that such person (i) is or was a director, officer or employee of the Company, or (ii) serves or served as a director, officer or employee of any other enterprise either (x) at the request of the Company or (y) that is or was a direct or indirect subsidiary (whether wholly owned or otherwise) of the Company at the time of such person’s service as a director, officer or employee of such other enterprise; provided, however, that, to the extent the DGCL requires, the payment of such expenses in advance of the final disposition of the action, suit or proceeding shall be made only upon delivery to the Company of an undertaking, by or on behalf of such person, to repay all amounts so advanced if it shall ultimately be determined that such person is not entitled to be indemnified against such expense under such Article VI or otherwise. By provisions in the Company’s amended and restated bylaws, or by agreement, the Company may accord any such person the right to, or regulate the manner of providing to any such person, such advancement of expenses to the fullest extent permitted by the DGCL.

The Company has entered into indemnification agreements with certain of our officers and directors. The indemnification agreements provide indemnification to such individuals under certain circumstances for acts or omissions which may not be covered by directors’ and officers’ liability insurance, and may, in some cases, be broader than the specific indemnification provisions contained under Delaware law. We have also obtained directors’ and officers’ liability insurance, which insures against liabilities that its directors or officers may incur in such capacities.

The Merger Agreement requires the Surviving Corporation to honor all existing rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (and rights to advancement of expenses relating thereto) in favor of all current and former directors and officers of the Company and its subsidiaries. In addition, the Merger Agreement requires for a period of six years after the Effective Time for Surviving Corporation to, and cause its subsidiaries to, and Parent to cause the Surviving

Corporation and its subsidiaries to, maintain the Company’s current directors’ and officers’ insurance policies (or substitute insurance of at least the same coverage and amounts containing terms and conditions that are no less favorable to the indemnified parties). However, Parent will not be required to pay premiums which on an annual basis exceed 175% of the premium paid by the Company as of the date of the Merger Agreement.

Relationship with the Purchaser, its Executive Officers, Directors or Affiliates.

Relationship with the Purchaser

As set forth in the Schedule TO, the Purchaser is a Delaware corporation and a wholly-owned subsidiary of Parent. As set forth in the Schedule TO, Tilman J. Fertitta is the President of Parent, Purchaser, CJAC and FEI. Based on disclosures by Parent and the Purchaser, as of the date of the Schedule TO, Mr. Fertitta owned, directly or indirectly, 836,122 shares of Company Common Stock representing approximately 5% of the then outstanding Company Common Stock. As a member of a “group” for purposes of Rule 13d-5(b)(1) of the Exchange Act, Parent and the Purchaser may be deemed to beneficially own the 836,122 shares of Company Common Stock owned directly or indirectly by Mr. Fertitta. Parent and the Purchaser disclaim beneficial ownership of such shares of Company Common Stock.

Merger Agreement

On December 15, 2011, the Company, Parent, the Purchaser, CJAC and FEI entered into the Merger Agreement. A summary of the Merger Agreement and the descriptions of the terms and conditions of the Offer and related procedures and withdrawal rights are contained in the Offer, which is being filed as an exhibit to the Schedule TO and is incorporated herein by reference. That summary and description is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement governs the contractual rights among the Company, Parent, the Purchaser, FEI and CJAC in relation to the Offer and the Merger. The Merger Agreement has been provided solely to inform investors of its terms. The Merger Agreement contains representations, warranties and covenants made as of specific dates by the Company to Parent and the Purchaser and by Parent, the Purchaser, FEI and CJAC to the Company. These representations and warranties were made to allocate contractual risk between the parties to the Merger Agreement and not to establish such matters as facts. Moreover, the representations and warranties contained in the Merger Agreement have been negotiated with the principal purpose of establishing the circumstances in which a party may have the right not to close the Offer if certain representations and warranties prove to be untrue due to a change in circumstance or otherwise. As such, the representations and warranties were made solely for purposes of the Merger Agreement, and are subject to qualifications and limitations agreed to by the parties, including limitations of time and contractual standards of materiality, that reflect such limited purpose. The representations and warranties set forth in the Merger Agreement should not be understood to be statements of fact.

Confidentiality Agreement

On July 14, 2011, the Company, Landry’s and Mr. Fertitta, on behalf of himself and his affiliates, entered into a confidentiality agreement (the “Confidentiality Agreement”), pursuant to which Mr. Fertitta, on behalf of himself and his affiliates (Mr. Fertitta collectively with his affiliates, including Parent and Purchaser, “Fertitta”), agreed that any non-public information furnished to them or to their representatives by or on behalf of the Company would be considered confidential information and, subject to certain exceptions, for a period of two years from the date of the Confidentiality Agreement, would be kept confidential and be used only for purposes of evaluating a possible transaction. The parties agreed that they would only disclose the confidential information to their representatives or as may be required by law. Under the Confidentiality Agreement, Fertitta also agreed, among other things, to certain “standstill” provisions (the “Standstill Provisions”) for the protection of the Company for a period ending one year from the date of the Confidentiality Agreement (the “Standstill Period”),

and that, subject to certain limited exceptions, for a period of eighteen months from the date of the Confidentiality Agreement, Fertitta would not, directly or indirectly, solicit or employ certain of the Company’s employees, subject to certain exceptions. During the Standstill Period, the Standstill Provisions prohibit Fertitta, unless specifically invited on an unsolicited basis in writing in advance by the Company, from, among other things, acquiring Company Common Stock, seeking or proposing to influence control of management or obtain representation on the Company Board, seeking or proposing to have called a meeting of stockholders of the Company, or advising, assisting, encouraging or acting as a financing source to other parties in connection with an acquisition of the Company. This summary is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Representation on the Company Board

The Merger Agreement provides that after the closing of the Offer, if the adoption of the Merger Agreement by the Company’s stockholders is required by law, Parent will be entitled to designate the number of directors, rounded up to the next whole number, on the Company Board equal to the product of (i) the total number of directors on the Company Board and (ii) the percentage of the fully-diluted outstanding Company Common Stock owned by Parent and/or the Purchaser. The Company has agreed to use its reasonable best efforts to cause Parent’s designees to be elected or appointed to the Company Board. The foregoing summary concerning representation on the Company Board does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Solicitation or Recommendation.

On December 15, 2011, after careful consideration and a thorough review of the Offer with its outside legal and financial advisors, the Company Board, at a meeting duly called and held, by unanimous vote of all directors:

•

determined that the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option (as defined in “Item 8. Additional Information—Top-Up Option”) and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders;

•	approved the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option and the Merger, in accordance with the requirements of the DGCL;

•	resolved to recommend that the holders of Company Common Stock accept the Offer and tender their shares of Company Common Stock to the Purchaser pursuant to the Offer; and adopt the Merger Agreement.

ACCORDINGLY, THE COMPANY BOARD UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF COMPANY COMMON STOCK ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER AND, IF A VOTE TO ADOPT THE MERGER AGREEMENT IS REQUIRED BY THE DGCL, VOTE THEIR SHARES TO ADOPT THE MERGER AGREEMENT.

A copy of the press release communicating the Company Board’s recommendation is attached hereto as Exhibit (a)(6).

Background of the Offer and the Merger; Reasons for Recommendation.

Background of the Offer and the Merger

The Company Board and management regularly review the long-term strategic plan of the Company with the goal of enhancing shareholder value. In furtherance thereof, the Company Board reviews and assesses strategic alternatives for the Company, including prospects for mergers and acquisitions, the Company’s financial performance, developments in the high-end dining industry, competitive landscape and the markets in which the Company operates.

On January 25, 2011, the Company Board held a meeting at which they discussed considering the exploration of strategic alternatives to enhance shareholder value, including the possibility of a sale of the Company. The Company Board’s Executive Committee (which consists of Messrs. Artinian, Castle, Pittaway and Paul) reported that it had met and recommended that, in the interests of all shareholders, the Company should explore strategic alternatives, including a possible sale of the Company, recognizing that the Company Board might ultimately determine that the Company should continue operating on a stand alone basis or pursue strategic alternatives other than a sale. The Executive Committee explained to the Company Board that among the reasons for its recommendation were (i) the Company’s continued need for capital, particularly to further upgrade and relocate existing restaurants, open new restaurants and to pursue expansion internationally, including in Asia, and the fact that the covenants and other provisions in the Company’s senior credit facility would constrain the Company’s ability to access funds sufficient to expand the business, (ii) improving industry trends with a resurgence of corporate dining, (iii) pending changes in the accounting rules for leases that may negatively impact reported earnings of the Company as a public company, (iv) improved multiples in recent transactions in the restaurant segment and (v) that financial sponsors had high levels of available capital, and strategic purchasers had high levels of available cash or stock trading at higher levels.

After deliberation, the Company Board determined to authorize the Company to explore strategic alternatives, including a possible sale of the Company. Because the exploration was expected to be time intensive, and to ensure an efficient process, the Company Board established an M&A Committee consisting of John K. Castle, Stephen E. Paul, David B. Pittaway and Zane Tankel (each of whom is a director that is not an employee of the Company) to lead the process. The Company Board retained full authority to approve or disapprove any particular transaction recommended by the M&A Committee.

The Company Board, on behalf of the Company, determined to engage Schulte Roth & Zabel LLP (“SRZ”) and Richards, Layton & Finger, P.A. (“RLF”) as legal advisors and Jefferies & Company, Inc. (“Jefferies”), as financial advisor. The Company selected Jefferies based on the experience of its restaurant sector employees in advising companies in the restaurant and high-end dining industries as well as their familiarity with the Company derived from financial advisory and underwriting engagements for the Company in the past, including the fact that senior team members of Jefferies were part of the underwriting team for the Company’s initial public offering and Jefferies’ general experience in merger and acquisition transactions. The Company’s engagement letter with Jefferies provided, among other things, that Jefferies and its affiliates would not provide financial advisory services or financing to any potential participants in any potential strategic transaction involving the Company without the prior written consent of the Company.

In light of the Company’s exploration of strategic alternatives, including a possible sale of the Company, and given the possibility of the process being publicly disclosed, to ensure the retention of key members of management as part of the process, the Company entered into employment agreements with Christopher J. Artinian, Chief Executive Officer of the Company, Ronald M. DiNella, Chief Financial Officer of the Company, and Roger J. Drake, the Company’s Senior Vice President, Marketing and Communications on January 25, 2011.

Over the next several weeks representatives of the Company and Jefferies prepared a confidential information memorandum regarding the Company that could be shared with potential parties interested in a transaction.

On March 10, 2011, the M&A Committee met with representatives of Jefferies and SRZ to consider whether the Company should publicly announce that the Company Board had authorized the exploration of strategic alternatives to enhance shareholder value, including a potential sale of the Company. The M&A Committee concluded that the benefits of having a broad public process which is likely to maximize the pool of potential interested parties outweighed the possible negative effects and approved issuing a press release announcing the exploration of strategic alternatives. Also following discussion, the M&A Committee determined not to recommend adopting a shareholder rights plan at that time. Affiliates of Castle Harlan, Inc. and Laurel Crown Partners, LLC, the Company’s two largest current shareholders, expressed support for the Company’s exploration of strategic alternatives to the M&A Committee. On March 16, 2011, the Company issued a press release stating that:

Morton’s Restaurant Group, Inc. (NYSE: MRT) (the “Company”) announced today that, with the support of affiliates of Castle Harlan, Inc. and Laurel Crown Partners, LLC, its two largest current shareholders, the Company’s Board of Directors has authorized the exploration of strategic alternatives to enhance shareholder value, which may include a potential sale of the Company. The Board of Directors has retained Jefferies & Company, Inc. as its financial advisor to assist in this process. The Company has not set a definitive timetable for completing its exploration of strategic alternatives and there can be no assurance that the process will result in any transaction. The Company does not intend to disclose further developments during this process, unless and until its Board of Directors approves a specific transaction or otherwise concludes the review of strategic alternatives.

The closing price of the common stock of the Company on March 15, 2011, the day prior to the announcement of the exploration of strategic alternatives, was $6.44.

Beginning on March 17, 2011 and over the course of the next nine months, the Company’s financial advisors contacted a total of 137 potential purchasers for the Company, including 104 financial sponsors, 14 strategic purchasers, 13 Asian purchasers and 6 family foundations. Of the 137 potential purchasers contacted, 52 ultimately executed confidentiality agreements with the Company and received copies of the confidential information memorandum describing the Company and its businesses, including Fertitta, who, after declining to execute a confidentiality agreement in April 2011, ultimately executed the Confidentiality Agreement with the Company in July 2011, as described below. Each confidentiality agreement executed by the 52 potential purchasers contained a standstill provision that, among other things, restricted the ability of each such potential purchaser to acquire or seek to acquire the assets or securities of the Company without the Company Board’s consent.

In a further effort to ensure the focus and retention of key members of management and given the public disclosure of the Company’s exploration of strategic alternatives, on March 31, 2011, the Compensation Committee of the Company Board approved and the Company entered into transaction bonus agreements with Christopher J. Artinian, Ronald M. DiNella, Roger J. Drake and Scott D. Levin. Also on March 31, 2011, the Company entered into a change of control termination protection agreement with Scott D. Levin.

As part of the solicitation of interested parties, Jefferies contacted Fertitta who indicated interest and the Company began negotiating a confidentiality agreement with Fertitta. At that time, the parties could not agree on an acceptable confidentiality agreement, principally because Fertitta objected to the standstill provisions in the confidentiality agreement proposed by the Company.

On April 22, 2011, Jefferies sent a letter, the contents of which were approved by the M&A Committee, to potential purchasers who had executed confidentiality agreements to solicit preliminary indications of interest.

On April 25, 2011, the M&A Committee met with representatives of Jefferies to discuss communications with potential purchasers. Representatives of Jefferies reviewed for the M&A Committee the interest levels expressed by the various potential purchasers in exploring a possible transaction with the Company.

On May 10, 2011, in response to Jefferies’ request for preliminary indications of interest, the Company received a preliminary, non-binding indication of interest of $8.15 per share from a private equity firm which we refer to as Party A, subject to further diligence. On May 11, 2011, in response to Jefferies’ request for preliminary indications of interest, the Company received a preliminary, non-binding indication of interest for an enterprise value of $160 million to $182.5 million (which at the time represented an implied price per share of $5.15 to $6.48) from a second private equity firm, which we refer to as Party B, subject to further diligence.

On May 18, 2011, the M&A Committee met with representatives of Jefferies to review and assess the preliminary indications of interest. Based on the value and other proposed terms of a transaction included in the indications of interest, the M&A Committee authorized the Company to provide more detailed due diligence information to Party A, including by making such information available in an online data room if management deemed such means to be appropriate, to facilitate access to such information by Party A and to other potential purchasers. The M&A Committee determined not to proceed with Party B at that time given the depressed level of its initial proposal.

The M&A Committee determined that, in the interest of obtaining the highest price for the Company and maximizing shareholder value, it was advisable that Jefferies continue discussions with other interested potential purchasers and contact additional potential purchasers, including parties that declined to sign a confidentiality agreement when approached in March, to encourage them to submit indications of interest.

As a result of Jefferies’ conversations with additional potential purchasers, on May 26, 2011, a strategic buyer, which we refer to as Party C, who had been contacted in March and had declined to proceed at that point, executed a confidentiality agreement in substantially the same form as described above and began diligence.

On May 31, 2011, Party C submitted a preliminary indication of interest of $8.00 to $8.25 per share to the Company and, based on its inability to finance a transaction without a partner, with the consent of the Company, began preliminary discussions with several private equity firms interested in partnering with Party C to acquire the Company.

On June 1, 2011, representatives of Party A and Jefferies attended due diligence presentations by the Company’s management.

On June 9, 2011, at the request of Party C, the Company executed a confidentiality agreement in the same form as described above with a private equity firm, which we refer to as Party D, that was interested in partnering with Party C.

On June 16, 2011, the M&A Committee met with representatives of Jefferies and SRZ to receive an update on the process, to review and approve a timeline for receipt of more definitive proposals and to approve a draft merger agreement to be provided to potential purchasers. Prior to the meeting, members of the M&A Committee received a draft of the merger agreement and a summary thereof. Jefferies updated the M&A Committee on the status of the process, including a review of bidder activity since the last M&A Committee meeting and an overview of the current and potential bidder interest. Representatives of SRZ presented a summary of the proposed draft merger agreement, including provisions relating to the tender offer structure and top-up option, representations and warranties, covenants, closing conditions, termination rights and fees and remedies. The M&A committee determined to use the tender offer and top-up option structure after considering the accelerated timing, reduced consummation risk and greater certainty of closing provided by the tender offer structure. Following discussion, the M&A Committee authorized representatives of Jefferies to send the bid instruction letter to potential purchasers and make available the draft merger agreement and related draft disclosure schedules in the online data room.

On June 20, 2011, Jefferies sent a bid instruction letter to potential purchasers and made available a draft merger agreement and related draft disclosure schedules in the online data room.

On June 28, 2011, representatives of Party C and Party D and Jefferies attended due diligence presentations by the Company’s management. Party D later declined to participate further.

On June 30, 2011, the Company executed a confidentiality agreement with a different private equity firm, which we refer to as Party E, that was also interested in partnering with Party C.

On July 11, 2011, the Company received a revised indication of interest from Party A lowering its bid to $6.25 to $6.50 per share, based on Party A’s review of materials provided to date as well as presentations by the Company.

In light of Party A’s reduced offer, on July 12, 2011 Jefferies, at the direction of the M&A Committee, contacted Fertitta again to explore its interest. Jefferies reminded Mr. Pittaway that Jefferies and its affiliates had provided significant financial advisory and financing services to Fertitta, particularly in the last three years. Fertitta expressed interest and the Company and Fertitta renewed negotiation of a confidentiality agreement.

On July 14, 2011, the M&A Committee met with representatives of Jefferies, who provided an update on the status of discussions with potential bidders. Jefferies reported that an indication of interest was received by Party A for $6.25 to $6.50 per share. Jefferies also reported that Fertitta, was in the process of negotiating a confidentiality agreement. The M&A Committee provided direction to the Company and Jefferies to resolve the open issues in the confidentiality agreement between the Company and Fertitta. The M&A Committee instructed Jefferies to have discussions with each of Party A and Party C to encourage them to submit more definitive bids at increased prices. The M&A Committee also instructed Jefferies to contact other potential interested parties with the goal of obtaining additional indications of interest from other parties.

On July 14, 2011, the Company and Fertitta executed a confidentiality agreement in substantially the same form described above with a standstill but the agreement also provided that if the Company entered into a definitive acquisition agreement with a third party other than Fertitta, then Fertitta would, notwithstanding the standstill, be permitted to make a private acquisition proposal to the Company Board. Fertitta then began due diligence.

On July 18, 2011, the Company received a preliminary indication of interest from Fertitta of $7.50 per share.

On July 19, 2011, Party A told representatives of Jefferies that it would not increase its bid beyond the $6.25 - $6.50 range previously submitted.

On July 20, 2011, representatives of Party C and Party E and Jefferies attended due diligence presentations by the Company’s management. On that same day the Company received a joint preliminary indication of interest from Party C and Party E of $7.25 per share conditioned on, among other things, the Company exclusively negotiating with Party C and Party E until September 2012. The M&A Committee discussed Party C’s and Party E’s request for exclusivity and directed Jefferies to inform Party C and Party E that the Company was not willing to enter into an exclusivity arrangement with Party C and Party E at that time but that they were encouraged to continue to work in an effort to improve their offer.

On July 26, 2011, the M&A Committee met with representatives of Jefferies and SRZ to receive an update on the process and review and approve a timeline for receipt of final bids. Jefferies reported that Party A declined to increase its offer from $6.25 - $6.50 per share, that Party C and Party E had submitted an offer of $7.25 per share and that Fertitta had submitted an offer of $7.50 per share. After discussion, the M&A Committee approved authorizing Jefferies to send final bid process letters to each of Party C and Party E and Fertitta.

On July 26, 2011, the Company Board met and reviewed the Company’s operations and unaudited results of operations through June 30, 2011, as well as the current status of restaurant marketing and development programs and the performance and prospects of certain restaurants and also discussed the exploration of strategic alternatives process. While members of the M&A Committee had informally updated the other members of the Company Board on the status of the Company’s exploration of strategic alternatives throughout the process, Mr. Pittaway, on behalf of the M&A Committee, provided a more formal update to the Company Board on activity of the M&A Committee and the results of the Company’s exploration of strategic alternatives, including a summary of the process to date, the indications of interest received and next steps authorized by the M&A Committee.

On July 27, 2011, representatives of Party C and Party E and Jefferies attended due diligence presentations by the Company’s management.

On August 1, 2011, the Company received a revised non-binding offer from Fertitta lowering its bid to $7.00 per share and a markup of the draft merger agreement from Haynes and Boone, LLP (“HB”), Fertitta’s legal counsel. Fertitta indicated that it lowered its offer based on issues identified in its due diligence, including transaction and severance pay for management, exit costs associated with underperforming locations, rating agency and covenant considerations with respect to using Landry’s as the purchaser to expedite financing, the negative impact on EBITDA of recalculating straight line rent from the purchase date, restrictions on the Company’s joint venture cash flow and future costs of previously negotiated litigation settlements.

On August 2, 2011, the Company received a revised non-binding offer of $6.85 per share from Party E, who said that they were not able to reach an agreement with Party C to partner in a transaction and that the lower revised offer reflected Party E’s offer for the Company on a stand alone basis. Party E’s proposal was conditioned on, among other things, the Company exclusively negotiating with Party E until October 2012.

At the direction of the M&A Committee, Jefferies held discussions with Party E and Fertitta to seek improvements to the terms of their bids.

On August 3, 2011, Party E advised Jefferies that it was prepared to increase its offer to $7.25 per share if the Company agreed to exclusivity. On that same day Fertitta advised Jefferies it was not willing to increase its offer above $7.00 per share.

On August 5, 2011, the M&A Committee met with Jefferies and SRZ for an update regarding the bids received from Party E and Fertitta and Jefferies’ subsequent conversations with the bidders. Jefferies presented a summary of the bids received. Prior to the meeting, members of the M&A Committee received a memo prepared by SRZ summarizing the material issues arising from Fertitta’s markup of the merger agreement. The M&A Committee discussed the potential opportunities and risks associated with each bid. The M&A Committee also discussed Party E’s request for exclusivity, including the terms thereof, and determined it was advisable to grant Party E’s request for exclusivity within the parameters discussed by the M&A Committee.

On August 5, 2011 and August 8, 2011, representatives of SRZ and Party E’s legal counsel negotiated the terms of an exclusivity agreement. On August 8, 2011, the M&A Committee approved and the Company executed an exclusivity agreement (the “Exclusivity Agreement”) with Party E that provided that the Company would negotiate exclusively with Party E until August 29, 2011. The Exclusivity Agreement also provided that the Company would continue to negotiate exclusively with Party E from August 29, 2011 through September 19, 2011 if, on August 29, 2011, Party E reaffirmed in writing to the Company its offer of $7.25 per share and met certain other requirements to ensure satisfactory progress was being made towards a more definitive agreement.

On August 5, 2011, Standard & Poor’s downgraded the long-term sovereign credit rating of the United States from “AAA” to “AA+”. The downgrade of the U.S. credit rating, together with the sovereign debt crisis in Europe, a slowdown in the pace of global economic growth, negative outlook for future global economic growth and concerns over another recession sparked a severe decline in U.S. capital markets. The U.S. debt and equity markets experienced significant volatility for the remainder of August, September and October. The trading prices of the Company’s common stock declined even more significantly than the broader U.S. market, falling from $6.77 on August 3, 2011 to $5.04 on August 8, 2011, or approximately 18.32%, and continued to trade at relatively low levels until announcement of the proposed merger with Fertitta. During August and September, Jefferies and the M&A Committee discussed the impact of the Standard & Poor’s downgrade and European sovereign debt crisis on the ability of potential purchasers to finance a transaction.

Throughout the remainder of August, Party E conducted additional due diligence.

On August 11, 2011, the Company Board met with representatives of Jefferies and SRZ. Jefferies provided the Company Board with an update of the exploration of strategic alternatives to date, including a review of all potential buyers contacted, the number of potential buyers who signed confidentiality agreements, the number of indications of interest received from potential buyers and the current status of the remaining active bidders. Jefferies also outlined some of the reasons given by potential buyers for not participating in the process, including concerns regarding the Company’s growth prospects, particularly in light of the current and immediate future economic environment. Mr. Pittaway, on behalf of the M&A Committee, informed the Company Board that two parties remained actively involved in the process: Fertitta, who remained interested in acquiring the Company but who expressed an unwillingness to match or exceed the current price being offered by the other active participant, Party E, a private equity firm with significant restaurant industry experience. Accordingly, Mr. Pittaway informed the Company Board that the M&A Committee exercised its previously delegated authority to allow the Company to enter into the Exclusivity Agreement with Party E at this time since their bid represented a higher and more credible bid. SRZ provided the Company Board with a summary of the terms of the Exclusivity Agreement.

Also at the meeting on August 11, 2011, members of the Company Board inquired of Jefferies regarding the process and their views on the advisability of entering into an exclusivity agreement at this time. Jefferies indicated, without making any analysis or giving any opinion as to the fairness of the offer, that Jefferies thought it was advisable to pursue the Exclusivity Agreement to determine whether it would ultimately yield a transaction that was appropriate for the Company Board to consider. The Company Board discussed the Company’s performance and some of the risks associated with the business given the extremely volatile stock market activity and the general negative sentiment by the market for so-called luxury brands like the Company’s.

On August 26, 2011, at the request of Party E, the Company executed a waiver under the Exclusivity Agreement to allow Party E to hold discussions with a potential strategic partner, which we refer to as Party F. On August 26, 2011, the Company executed a confidentiality agreement with Party F in the same form as described above.

On August 29, 2011, Party E submitted a revised non-binding offer of $6.50 per share, draft financing terms sheets and a markup of the draft merger agreement. Since Party E failed to reaffirm its offer of $7.25 per share, the Exclusivity Agreement terminated on August 29, 2011 by its terms. Party E expressed that the lower offer price reflected a deterioration in the financing markets and outlook for the economy since their August 3, 2011 offer and Party E’s refined view through due diligence of the more limited growth potential of the Company.

After termination of the Exclusivity Agreement, the M&A Committee instructed Jefferies to contact Fertitta to explore whether Fertitta was still willing to offer $7.00 per share to acquire the Company. Fertitta responded that, based on deterioration in the financing markets and lower outlook for the economy, it was prepared to offer $6.90 per share, subject to additional due diligence.

On August 31, 2011, the M&A Committee met with representatives of Jefferies and SRZ. Representatives of Jefferies provided an update on developments since the last meeting, including Party E’s revised proposal that resulted in termination of the Exclusivity Agreement and subsequent discussions with Party E and Fertitta. Jefferies reported that it had discussions with Party E advising them that they were no longer the highest bidder and Party E indicated that it was still interested in pursuing an offer for as much as $6.75 per share, depending on discussions with Party E’s strategic partner, Party F.

After discussion, the M&A Committee authorized continued discussions and negotiations with Fertitta regarding a transaction. The M&A Committee also instructed Jefferies to continue to respond to diligence requests by Party E and its strategic partner, Party F, and instructed Jefferies to continue to encourage Party E to increase its bid. The M&A Committee instructed SRZ to prepare a revised draft merger agreement to be sent to Fertitta and authorized Mr. Pittaway to lead negotiations over the merger agreement, although the M&A Committee, which Mr. Pittaway updated and kept informed on a regular basis, and the Company Board retained the full power to approve the terms of the merger agreement.

On September 2, 2011, Jefferies sent Fertitta a revised draft merger agreement prepared by SRZ in response to HB’s comments received with Fertitta’s August 1, 2011 bid and related disclosure schedules prepared by the Company.

On September 6, 2011 representatives of Fertitta and Jefferies attended due diligence presentations by the Company’s management.

On September 8, 2011, SRZ prepared and representatives of Jefferies sent Party E a list of threshold issues arising from comments on the merger agreement received with Party E’s August 29, 2011 bid.

On September 8, 2011, the Company’s general counsel and representatives of Jefferies and SRZ held a conference call with representatives of Fertitta and HB to discuss the terms of the revised draft merger agreement sent in response to HB’s markup. The discussion covered, among other things, the definition of company material adverse effect, closing conditions, the negative covenants imposed on the Company between signing of the merger agreement and closing and other material terms. Representatives of Fertitta stated that they continued to perform diligence and formulate their plan of financing of the potential transaction.

On September 9, 2011, representatives of HB sent SRZ additional comments on the merger agreement.

On September 9, 2011, representatives of SRZ held a conference call with representatives of Party E’s legal counsel regarding the list of threshold issues in the merger agreement markup submitted with Party E’s August 29, 2011 bid. SRZ presented the Company’s position on key points, including seeking improvements in deal certainty by eliminating closing conditions.

On September 12, 2011, representatives of HB sent representatives of SRZ a list of significant open items in the merger agreement based on the discussions held on September 8, 2011.

In or around mid-September 2011, Jefferies informed Mr. Pittaway that Fertitta was facing challenges in securing financing for an acquisition of the Company, including as a result of market conditions and restrictions under Landry’s outstanding debt obligations. Jefferies informed Mr. Pittaway that Fertitta had asked if it would be possible for Jefferies or its affiliates to provide financing to Fertitta for a transaction with the Company, that Jefferies had replied that the engagement letter between the Company and Jefferies prohibited Jefferies or its affiliates from providing financing for any of the potential purchasers without the Company’s prior written consent, and that Jefferies suggested that Fertitta consider whether it could finance the acquisition through CJAC, a wholly-owned subsidiary of FEI, and an affiliate of Fertitta that Jefferies was familiar with due to its knowledge of Fertitta’s structure.

On September 19, 2011, Mr. Pittaway, on behalf of the M&A Committee, informally updated the other members of the Company Board on the status of negotiations with Fertitta and Party E. Mr. Pittaway also reminded the other directors that Jefferies and its affiliates had provided significant financial advisory and financing services to Fertitta, particularly in the last three years but that the engagement letter between the Company and Jefferies prohibited Jefferies or its affiliates from providing financing for any of the potential purchasers without the Company’s prior written consent. Based on Jefferies’ conversations with Mr. Pittaway that Fertitta was having difficulty securing financing for a transaction and that Fertitta had already inquired if Jefferies or its affiliates could provide financing for a transaction with the Company, the M&A Committee also informally discussed the possibility that Jefferies or its affiliates might be asked by Fertitta to provide financing for a transaction and the possibility of the Company engaging a second independent investment bank to advise the Company and deliver a fairness opinion because of the conflict of interest raised by Jefferies or one of its affiliates providing such financing.

On September 19, 2011, representatives of Party E and Party F attended due diligence presentations by the Company’s Management.

On September 22, 2011, due to the uncertainty experienced by Fertitta of its ability to finance a transaction through Landry’s, the M&A Committee instructed Jefferies to analyze, on behalf of the Company, potential financing structures available to Fertitta in connection with an acquisition of the Company, including through CJAC, so that the Company would be able to evaluate Fertitta’s financing plans if and when presented to the Company.

Throughout the remainder of September and October, Fertitta continued to perform diligence on the Company.

In late September or early October, Jefferies informed Mr. Pittaway that due to increases in interest rates driven by the financial crisis, Jefferies’ analysis indicated that Fertitta would not be able to finance a transaction through Landry’s, Fertitta’s principal operating business. Jefferies identified CJAC as an entity that might be used to finance a transaction with the Company.

Jefferies later reported that Fertitta had discussed financing for an acquisition of the Company by CJAC with potential financing sources but those potential financing sources were likely not willing to provide financing for an acquisition of the Company using CJAC and that there was a possibility that Fertitta would ask Jefferies to consider providing financing to Fertitta in connection with a transaction with CJAC. Based on this information, after consultation with other members of the M&A Committee in anticipation of the possible need for the

Company to engage a second independent financial advisor, Mr. Pittaway, on behalf of the M&A Committee, began discussions with alternative potential financial advisors.

On October 17, 2011, the Company’s general counsel and representatives of Jefferies and SRZ held a conference call with representatives of Fertitta and HB to discuss the significant open issues in the merger agreement based on the discussions held on September 8, 2011 and HB’s list sent on September 12, 2011. Representatives of Fertitta described potential financing for an acquisition of the Company by CJAC.

On October 19, 2011, the M&A Committee met with representatives of Jefferies and SRZ. Representatives of Jefferies updated the M&A Committee on discussions with other potential buyers and negotiations with Fertitta including that Fertitta had reaffirmed it was prepared to offer $6.90 per share, subject to continued due diligence. Representatives of Jefferies reported to the M&A Committee that Party E had ceased participation in the process, citing their view of the Company’s future growth and that Party F was not interested in pursuing a transaction on its own. Representatives of Jefferies reported that Party A and Party B indicated that they are not willing to offer a price higher than $6.00 per share. Representatives of Jefferies also indicated that negotiations of confidentiality agreements with two additional financial sponsors were in process.

Representatives of Jefferies described the results of their analysis, undertaken on behalf of the Company, of Fertitta’s ability to finance an acquisition of the Company. Representatives of Jefferies then indicated that Fertitta had discussed financing for an acquisition of the Company by CJAC with several financing sources but that those potential financing sources had not indicated a willingness to provide such financing. Jefferies indicated that, based on its familiarity with Fertitta, and subject to completion of satisfactory due diligence and satisfaction of Jefferies and its affiliates internal approval process, Jefferies, or one of its affiliates, would be willing to consider providing financing to CJAC for an acquisition of the Company if requested by Fertitta and permitted by the Company.

After excusing Jefferies from the meeting, the M&A Committee engaged in a thorough discussion of the positive and negative issues associated with releasing Jefferies from the restriction under the engagement letter on Jefferies and its affiliates providing financing to Fertitta if requested by Fertitta. After discussion, the M&A Committee determined that allowing Jefferies or one of its affiliates to provide debt financing to Fertitta was advisable, based on the absence of the availability of alternative financing for Fertitta who was the leading bidder, and the ability of the Company to engage an independent financial advisor to advise the Company and complete the process and consultation with the Company’s legal counsel. The M&A Committee concluded it would recommend that the Company Board release Jefferies from the restriction under the engagement letter on Jefferies and its affiliates providing financing if requested by Fertitta. However, in light of Jefferies, or one of its affiliates, involvement in providing financing to Fertitta or its affiliates, the M&A Committee also determined that it was advisable that the Company engage an independent financial advisor to provide financial advice and to render, upon request, an opinion to the Company Board regarding the fairness, from a financial point of view, to the Company and its stockholders of the price to be paid in an acquisition of the Company. Having been advised by Jefferies earlier in October of the status of Fertitta’s financing, Mr. Pittaway had had discussions with four potential independent investment advisors in early October. Mr. Pittaway described to the M&A Committee those discussions and the qualifications of the potential independent advisors and their prior relationship, if any, with Fertitta and other related considerations. After discussion, based on the prior experience of each of the potential independent investment advisors and other related factors, the M&A Committee determined to recommend that the Company Board engage KeyBanc Capital Markets Inc. (“KBCM”) as an independent financial advisor to the Company.

Beginning on October 19, 2011, KBCM met with members of the Company’s management to familiarize itself with the Company’s business and financial condition as well as the exploration of strategic alternatives process to date.

On October 24, 2011, HB sent SRZ a revised draft merger agreement based on the discussion held on October 17, 2011. On October 24, 2011, the Company executed a confidentiality agreement in the same form as described above with a financial sponsor, which we refer to as Party G. Party G never submitted an offer.

On October 26, 2011, the Company Board met, with representatives of SRZ in attendance. Mr. Pittaway, on behalf of the M&A Committee, updated the Company Board on the exploration of strategic alternatives process to date. Mr. Pittaway described the request by Fertitta that Jefferies or one of its affiliates consider providing financing for Fertitta to pursue an acquisition of the Company and the M&A Committee’s recommendation that the Company Board release Jefferies from the restriction under the engagement letter on Jefferies and its affiliates providing financing to Fertitta. Mr. Pittaway also described the M&A Committee’s recommendation that the Company engage KBCM as an independent financial advisor. The Company Board, after discussion and based, in part, upon the recommendation of the M&A Committee, approved Jefferies or one of its affiliates providing financing to Fertitta and approved the engagement of KBCM.

The Company and Jefferies executed an amendment, dated as of October 26, 2011, to the engagement letter between the Company and Jefferies to reflect the engagement of KBCM by the Company as an independent financial advisor, the agreement by Jefferies to reduce its fees under its engagement letter by the amount of fees payable by the Company to KBCM (up to $600,000), to provide that unless otherwise requested by the Company Board that Jefferies would direct all substantive discussions with any current, former or prospective interested parties regarding a possible transaction, including Fertitta and any other entities that contact Jefferies regarding a potential transaction, to KBCM and not engage in further substantive discussions with any counterparties regarding a transaction and to document the Company’s consent for Jefferies or one of its affiliates to provide financing to Fertitta in connection with a transaction and to waive conflicts, including with respect to certain senior personnel of Jefferies, with respect to that arrangement. Jefferies informed the Company that it put information barriers between the team at Jefferies and its affiliates providing financing to Fertitta and certain senior personnel at Jefferies and its affiliates on the one hand, and the Jefferies team acting as the Company’s financial advisor on the other hand.

From and after October 26, 2011, Jefferies did not interact with potential bidders as a financial advisor on behalf of the Company (other than to refer inquiries to KBCM), Jefferies played no role in the negotiations between the Company and Fertitta and otherwise ceased participation in the exploration of strategic alternatives process on behalf of the Company other than delivering, at the request of the Company Board, the fairness opinion described below.

The Company and KBCM executed an engagement letter, dated as of October 26, 2011, pursuant to which KBCM agreed to act as an independent financial advisor to the Company. The M&A Committee directed KBCM to familiarize itself with the Company, review the exploration of strategic alternatives process to date and become the point of contact for potentially interested parties, including reengaging with parties who had previously shown interest and potentially engaging additional parties that were not previously contacted as part of the process.

On October 27, 2011, SRZ sent a revised draft merger agreement and related disclosure schedules in response to HB’s comments received on October 24, 2011.

On October 27, 2011, HB sent to SRZ a draft stockholder support agreement.

On October 28, 2011, the Company executed a confidentiality agreement in substantially the same form as described above with a financial sponsor, which we refer to as Party H. Although Party H engaged in certain diligence, it never submitted an offer. Also on October 28, 2011, KBCM met with management of the Company to discuss the process to date, current status and next steps as well as the Company’s business, prospects and outlook.

On November 10, 2011, representatives of Fertitta, HB, the M&A Committee, KBCM and SRZ met to discuss the merger agreement and the status of the process.

On November 11, 2011, SRZ sent HB a revised draft merger agreement based on discussions held the prior day.

On November 15, 2011, representatives of SRZ and HB discussed the revised draft merger agreement.

On November 28, 2011, the Company Board met with representatives of KBCM and SRZ. Mr. Pittaway, on behalf of the M&A Committee, updated the Company Board on the exploration of strategic alternatives, including that the audit of the CJAC financial statements, which was required for Jefferies Finance’s financing commitment, had not yet been completed. Representatives of KBCM provided a summary of KBCM’s activities since being engaged on October 26, 2011. Representatives of KBCM updated the Company Board on the exploration of strategic alternatives process to date, including the activity of Fertitta and other potentially interested parties.

KBCM reported that KBCM contacted 16 potential interested parties, 13 of whom were parties previously contacted by Jefferies earlier in the process, including Party A, Party B and Party E, and 3 of whom had not previously been contacted by Jefferies. Of the 16 potential bidders, 15 were financial sponsors and 1 was a strategic purchaser. KBCM reported that 14 of the parties contacted had declined to proceed and the remaining parties were continuing to review diligence. KBCM said the general feedback from those declining the opportunity was that the economy remains challenging and that the Company’s potential growth appeared to be in international markets, which was a challenge the potential bidders did not want to undertake. KBCM then presented to the Company Board materials regarding public market and transaction based valuation perspectives, including various financial analyses.

From December 2, 2011 through December 15, 2011, Fertitta and HB continued due diligence and SRZ and HB continued to negotiate to resolve the remaining issues in the merger agreement. Also during this period, the Company and its advisors engaged in “reverse” due diligence on CJAC, and representatives of the M&A Committee, SRZ and KBCM were afforded an opportunity to review and comment upon Fertitta’s financing commitment letter from Jefferies Finance LLC (“Jefferies Finance”). On December 12, 2011 representatives of Fertitta, HB, SRZ, Jefferies Finance and its legal counsel and KBCM, held a conference call to discuss Fertitta’s financing commitment and Fertitta’s proposal to structure an acquisition by a newly formed holding company of CJAC. During this call, Mr. Pittaway, KBCM and SRZ asked diligence questions regarding CJAC’s capital structure, balance sheet, business operations and financial condition. Mr. Pittaway and SRZ expressed concerns that CJAC was not intended to be a party to the merger agreement but the financing commitment included a condition requiring satisfaction of a pro forma leverage ratio of CJAC and the Company on a combined basis. As a result of this discussion, Fertitta agreed that CJAC would be a party to the merger agreement would make representations and warranties regarding its financial condition and would agree to guarantee all payment obligations of Parent and Purchaser under the agreement and any claims for damages for breaches by Parent or Purchaser and also agree to be bound by those provisions in the merger agreement that impose obligations on, or restrict, prohibit or limit the activities of CJAC as a subsidiary or affiliate of Purchaser or Parent. After further diligence review by the Company, KBCM and SRZ and discussions among the parties, Fertitta agreed that FEI, the parent of CJAC and Landry’s would be a party to the merger agreement and that FEI would agree to (i) cause one or more of its affiliates to repay certain obligations of CJAC to facilitate the transaction and the pursuit of remedies by the Company in the event of a breach of the merger agreement by Parent, Purchaser or CJAC and (ii) if and to the extent necessary to consummate the financing, cause HoldCo to contribute as equity to Parent additional amounts of the proceeds of the repayment of specified CJAC indebtedness as contemplated by the financing commitments. In addition, Jefferies Finance agreed to modifications of the Commitment Letter to lessen conditionality, including an acknowledgement that as of September 30, 2011, it had received pro forma financial statements as of September 30, 2011 and that such pro forma financial statements demonstrate sufficient EBITDA to support the incurrence on the closing date of $200 million of term loans and up to $4.5 million of revolving credit loans.

Representatives of Fertitta conducted meetings at the Company’s offices with members of the Company’s management and corporate staff during the period from December 13 to December 15, 2011.

On December 15, 2011, the Company Board held a meeting, joined by representatives of KBCM, Jefferies, SRZ and RLF. Representatives of KBCM reviewed KBCM’s financial analyses of the proposed transaction with the Company Board and delivered its oral opinion, which was later confirmed in writing, that, as of the date of the opinion, and based upon and subject to the various limitations, qualifications and assumptions set forth in KBCM’s written opinion, the $6.90 per share of Company Common Stock in cash to be received by the holders of shares of Company Common Stock in the Offer and the Merger was fair, from a financial point of view, to such holders, other than Parent, Purchaser and their respective affiliates. Representatives of Jefferies reviewed Jefferies’ financial analyses of the proposed transaction with the Company Board and delivered its oral opinion, which was later confirmed in writing, that, as of the date of the opinion, and based upon and subject to the various limitations, qualifications and assumptions set forth in Jefferies’ written opinion, the $6.90 per share of Company Common Stock in cash to be received by the holders of shares of Company Common Stock in the Offer and the Merger was fair, from a financial point of view, to such holders, other than Parent, Purchaser and their respective affiliates. Representatives of Jefferies were then excused from the remainder of the meeting.

Representatives of RLF presented a review of the Company Board’s fiduciary duties with respect to the proposed transaction. SRZ provided a summary of the key provisions of the Merger Agreement and Fertitta’s financing commitment. The Company Board then discussed the proposed transaction as well as the fact that the Company had been exploring strategic alternatives for nine months in a publicly disclosed sales process, during which process representatives of Jefferies and KBCM had reached out to over 100 potential buyers, a number of which conducted extensive due diligence on the Company. The Company Board also considered the positive and negative factors and risks associated with the proposed transaction, as discussed in further detail in the section entitled “—Reasons for Recommendation” below.

After further deliberations, the Company Board resolved, by unanimous vote, that the terms of the Merger Agreement, including the Offer, the Top-Up Option and the Merger, are fair to and in the best interests of the Company and its stockholders, and the Company Board approved the Merger Agreement, the Offer, the Top-Up Option and the Merger. The Company Board recommended that the holders of Company Common Stock accept the Offer and tender their shares of Company Common Stock, and, if required by applicable law, adopt the Merger Agreement at a meeting of stockholders. The Company Board also resolved, by unanimous vote, to redeem the Preferred Stock in accordance with the Certificate of Designations governing the rights of the Preferred Stock.

Thereafter the parties executed the Merger Agreement and the appropriate parties executed and delivered the support agreement and the financing commitment letter. On December 16, 2011 before the opening of trading on the NYSE, each of the Company and Fertitta issued a press release announcing the execution of the merger agreement.

On December 23, 2011, as permitted by the Merger Agreement, the Company sent holders of the Preferred Stock a notice of redemption that the Company will redeem all of the outstanding shares of Preferred Stock for $5.00 per share in cash, without interest, less any applicable tax withholding, on January 23, 2012, as permitted pursuant to the Certificate of Designations governing the rights of the Preferred Stock.

The Offer was commenced by the Purchaser on December 30, 2011 and this Statement was filed that same day.

Reasons for Recommendation

In reaching the conclusions and in making the recommendation described in this Statement, the Company Board carefully and thoroughly considered the Offer, consulted with management of the Company and the Company’s independent financial advisors and legal counsel, and took into account numerous factors, including but not limited to the factors listed below. The Company Board has unanimously determined that the Offer is advisable, fair to and in the best interests of the holders of Company Common Stock other than Parent, the Purchaser and their respective affiliates, for the reasons set forth below, and recommends that the holders of Company Common Stock tender their shares in response to the Offer.

The Company Board unanimously recommends that the holders of Company Common Stock tender their shares in response to the Offer for the following reasons:

1.	Substantial and Immediate Cash Value.

The Company Board unanimously determined that, after a lengthy, broad and comprehensive evaluation of strategic alternatives, the Offer Price of $6.90 per share offered immediate and certain value and was fair, from a financial point of view, to the holders of Company Common Stock other than Parent, the Purchaser and their respective affiliates. The Company Board’s determination in this regard was based in part on the views of each of Jefferies and KBCM. A summary of the analysis performed by each of Jefferies and KBCM is set forth below under “—Opinions of the Company’s Financial Advisors” and the text of Jefferies’ opinion and of KBCM’s opinion is set forth in Annex I and Annex II, respectively, and incorporated herein by reference.

2.	Opinion of KBCM.

The oral opinion of KBCM to the Company Board on December 15, 2011, which was subsequently confirmed in writing, that, as of that date and based upon and subject to the assumptions, limitations and qualifications contained in its opinion and other matters KBCM considers relevant, the consideration to be received pursuant to the Merger Agreement is fair, from a financial point of view, to the holders of the Company Common Stock. The full text of KBCM’s written opinion is attached hereto as Annex II. For further discussion of the KBCM opinion, see “—Opinions of the Company’s Financial Advisors—Opinion of KBCM” below.

3.	Opinion of Jefferies.

The oral opinion of Jefferies to the Company Board on December 15, 2011, which was subsequently confirmed in writing, that, as of that date and based upon and subject to the assumptions, limitations, qualifications and factors set forth therein, the $6.90 per share of Company Common Stock cash consideration to be paid to the holders (other than Fertitta) of Company Common Stock in the Offer and the Merger was fair, from a financial point of view, to such holders. The full text of Jefferies’ written opinion is attached hereto as Annex I. For further discussion of the Jefferies opinion, see “—Opinions of the Company’s Financial Advisors—Opinion of Jefferies” below.

4.	Significant Premium to Market Price.

The Company Board noted that the Offer Price of $6.90 per share of Company Common Stock in cash represented a significant premium over the market prices at which the Company Common Stock had previously traded, including a premium of approximately:

•	33.2% over the closing market price of the Company Common Stock on December 14, 2011, the last full trading day prior to the date on which the Company Board met to approve the Offer and the Merger;

•	29.9% over the volume weighted average price of the Company Common Stock for the one-month period prior to December 15, 2011;

•	35.1% over the volume weighted average price of the Company Common Stock for the three-month period prior to December 15, 2011;

•	4.3% over the volume weighted average price of the Company Common Stock for the one-year period prior to December 15, 2011; and

•	41.9% over the volume weighted average price of the Company Common Stock for the three-year period prior to December 15, 2011.

5.	Certainty of Value.

The Offer Price to be received by the holders of Company Common Stock in the Offer and the Merger will consist entirely of cash, for which Parent has arranged financing, which will provide liquidity and certainty of value to the holders of Company Common Stock.

6.	Likelihood of Consummation.

There is a likelihood that the Offer will be completed and the Merger will be consummated, based on, among other things, the conditions to the Offer and the Merger being specific and limited, and not within the control or discretion of Parent or its affiliates, the reasonable best efforts requirement of Parent to arrange financing and, if necessary, obtain alternate financing, the absence of a financing condition, the receipt by Parent of a financing commitment letter (the “Commitment Letter”) from Jefferies Finance, which had been reviewed by the Company’s counsel, the relative likelihood of obtaining required regulatory approvals, and the remedies available to the Company under the Merger Agreement in the event of various breaches by Parent or the Purchaser, including the availability of specific performance.

7.	Comprehensive Review of Strategic Alternatives.

In consultation with its financial and legal advisors, the Company Board reviewed the results of the comprehensive auction process, which began February 1, 2011 with the engagement of Jefferies and continued with the engagement of KBCM in October 2011. On March 16, 2011, the Company issued a press release stating that the Company Board had authorized the exploration of strategic alternatives to enhance stockholder value, which may include a potential sale of the Company, and retained Jefferies as its financial advisor to assist in this process.

The auction process included the active solicitation of 137 parties and the participation of 52 prospective buyers in the diligence process and included discussions with several potential bidders, including a period of exclusive negotiations with a bidder, none of whom indicated they would make a binding proposal with a higher value than Parent.

The Company Board considered the possibility of pursuing a stand-alone strategy whereby the Company would continue to pursue and, as necessary, to refine and adapt, its previously announced business strategy. The Company Board discussed the potential benefits to the Company’s stockholders of these alternatives, and the timing and the likelihood of accomplishing the goals of such alternatives, as well as the Company Board’s assessment that none of these alternatives was reasonably likely to present superior opportunities for creating greater value for the Company’s stockholders, taking into account risks of execution as well as business, competitive, industry, commodity and market risks.

8.	The Company’s Operating and Financial Condition; Prospects of the Company.

The fact that in determining that the $6.90 per share offer is fair to the holders of Company Common Stock, the Company Board also took into account the Company’s and the restaurant industry’s recent financial performance and future prospects, general business, industry and economic conditions, the impact of higher commodity prices and the potential impact of a possible so-called double dip recession. In particular, the Company Board considered prospective risks to the Company as a stand-alone public entity, including the risks and uncertainties with respect to (i) achieving our growth targets in light of the current and foreseeable market conditions, including the risks and uncertainties in the U.S. and global economy generally and the high-end dining restaurant industry specifically, (ii) general stock market conditions and volatility, including the performance of broad-based stock market indices and exchanges, (iii) future commodity prices, (iv) fluctuations in foreign exchange rates, (v) governmental regulations affecting the high-end dining industry, including regulations of health care, labor and employment as well as the sale of food and alcohol, (vi) a lower supply of prime beef and the resulting increased beef costs, (vii) increased capital expenditures required to execute the Company’s planned expansion and restaurant relocations, (viii) risks associated with expansion in

Asia, including identifying suitable joint-venture partners, (ix) the limited prospects for the Company to be able to increase substantially its debt capacity to permit expansion, (x) increased competition in the high-end dining industry, including from competitors willing to accept lower profit margins, and (xi) the “risk factors” set forth in our Form 10-K for the fiscal year ended January 2, 2011. The Company Board also considered that the transaction with Parent would allow holders of the Company Common Stock to receive a significant premium to recent trading prices while eliminating the risks and uncertainties inherent in the Company’s ongoing stand-alone business plan, including international expansion.

9.	The Company’s Ability to Secure Additional Capital.

Executing the Company’s operating plan would require substantial capital expenditures to further upgrade or modernize the Company’s older restaurants, relocate existing restaurants, open new restaurants and to pursue expansion internationally, including in Asia, and the covenants and other provisions in the Company’s senior credit facility would constrain the Company’s ability to access funds sufficient to expand the business.

10.	Accounting Changes.

Pending changes in the accounting rules for leases may negatively impact reported earnings of the Company as a public company.

11.	Ability to Accept Superior Transaction.

The terms and conditions of the Merger Agreement allow the Company to consider and respond to, under certain circumstances specified in the Merger Agreement, a written proposal for an acquisition transaction from a third party prior to the Acceptance Time, and the Company Board has the right, after complying with the terms of the Merger Agreement, to terminate the Merger Agreement in order to enter into an agreement with respect to a superior proposal, upon payment of a termination fee of $3.5 million (approximately 3% of the equity value of the transaction and approximately 1.86% of the enterprise value), and up to $1.0 million in documented expenses of Parent and the Purchaser, which is within the customary range of termination fees payable in similar transactions.

12.	Tender Offer Structure.

The transaction is structured as a tender offer, which can be completed, and the cash Offer Price can be delivered to the holders of Company Common Stock, on a prompt basis, reducing the period of uncertainty during the pendency of the contemplated transactions, and the Merger Agreement requires the Purchaser, if it acquires a number shares of Company Common Stock in the Offer that, together with those shares of the Company Common Stock already owned by Parent, the Purchaser or their respective affiliates, represents at least a majority of the fully-diluted outstanding shares of Company Common Stock (the “Minimum Tender Condition”), to consummate a second-step Merger in which the holders of Company Common Stock who do not tender their shares of Company Common Stock in the Offer will receive cash consideration equal to the Offer Price. If the number of shares of Company Common Stock tendered together with shares of the Company Common Stock owned by Parent, the Purchaser and their respective affiliates represents a majority of outstanding Company Common Stock, then the Purchaser must exercise the Top-Up Option to purchase an additional number of shares of Company Common Stock sufficient to cause the Purchaser to own 90% of the shares of Company Common Stock outstanding after the Offer, which would permit the Purchaser to close the Merger (as a short-form merger under Delaware law) more quickly than alternative structures. The directors and officers of the Company have informed the Company that they intend to tender all of the shares of Company Common Stock beneficially owned by them pursuant to the Offer, which represents approximately 41.5% of the shares of Company Common Stock outstanding (including the shares of Company Common Stock subject to the Support Agreement described below). As set forth in the Schedule TO, Mr. Fertitta beneficially owns approximately 5% of the Company Common Stock. If all of the officers and directors tender the shares of Company Common Stock beneficially owned by them, only the tender of an additional approximately 3.5% of shares of Company Common Stock would be necessary to satisfy the Minimum Tender Condition. The Company Board, therefore, considered it likely that the Minimum Tender Condition would be satisfied, requiring the exercise of the Top-Up Option, and increasing the likelihood of consummation of the Merger. The Merger Agreement contains limited rights to terminate the Offer, and requires the Purchaser to extend the Offer beyond the initial expiration date if the conditions to the Purchaser’s obligations to close the Offer were not satisfied as of such date.

13.	FEI Obligations and CJAC Guaranty.

FEI, the indirect parent of CJAC, is a party to the Merger Agreement and FEI has agreed to cause one or more of its affiliates, other than HoldCo, Parent, the Purchaser or their respective subsidiaries, to eliminate certain obligations of CJAC to other affiliates of FEI and to eliminate a guarantee by CJAC for the benefit of other affiliates of FEI in order to facilitate the financing of the transaction and the Company’s ability to pursue and collect on a claim for material breach by Parent, the Purchaser, CJAC or FEI of any of their respective obligations under the Merger Agreement. In addition, FEI has agreed that if and to the extent necessary to consummate the financing, FEI will cause HoldCo to contribute as equity to Parent additional amounts of the proceeds of the repayment of specified CJAC indebtedness as contemplated by the debt commitment letter.

14.	Support Agreement.

Castle Harlan Partners III, L.P. (the “Supporting Stockholder”) entered into the Support Agreement with Parent and the Purchaser as a condition to Parent’s willingness to enter into the Merger Agreement, pursuant to which the Supporting Stockholder agreed, among other things, to vote in favor of adoption of the Merger Agreement and agreed to tender its shares of Company Common Stock in the Offer, upon the terms and subject to the conditions of the Support Agreement. The shares of Company Common Stock subject to the Support Agreement comprise approximately 27.7% of the outstanding Company Common Stock. The Support Agreement will terminate upon the earliest to occur of (i) the consummation of the Offer with respect to all of the Supporting Stockholder’s shares of Company Common Stock, or the Effective Time, (ii) the termination of the Offer by Parent or the Purchaser on certain terms and conditions in the Offer Documents, (iii) any change or modification by the Company Board to its recommendation to stockholders with respect to the Offer, (iv) the termination of the Merger Agreement in accordance with its terms or (v) upon written notice by the Supporting Stockholder to Parent and the Purchaser after any amendment, waiver or modification to the terms of the Merger Agreement that changes the form of, or decreases the amount of, the Offer Price from that which was set forth in the Merger Agreement as of December 15, 2011.

15.	Appraisal Rights.

Statutory appraisal rights are available under the DGCL in the Merger for the holders of Company Common Stock who do not tender their shares of Company Common Stock in the Offer, who do not vote in favor of the adoption of the Merger Agreement, if applicable, and who otherwise comply with all the required procedures under Delaware law, which would allow such stockholders to seek appraisal of the fair value of their shares of Company Common Stock as determined by the Delaware Court of Chancery, and any dilutive impact on the value of the shares of Company Common Stock as a result of the issuance of the Top-Up Shares will not be taken into account in any determination of fair value.

The Company Board also considered a variety of potentially negative factors in its deliberations concerning the Offer, the Merger and the Merger Agreement, including the following:

1.	No Stockholder Participation in Future Growth or Earnings.

The nature of the Offer and the Merger as a cash transaction would prevent the holders of Company Common Stock from participating in any future earnings or growth of the Company and benefiting from any appreciation in the value of the Company.

2.	Taxable Consideration.

The all-cash consideration in the Offer and the Merger generally would be taxable to the holders of Company Common Stock.

3.	Effects of Failure to Complete Transactions.

There will be risks and costs to the Company if the Offer does not close, including the diversion of management and employee attention away from the day-to-day operations of the Company, employee attrition and the effect on the Company’s relationships with vendors, customers, partners and others that do business with the Company, among other potential negative effects on the Company if the Offer is not completed.

4.	Interim Restrictions on Business.

The operational restrictions imposed on the Company pursuant to the Merger Agreement between signing and closing may delay or prevent the Company from undertaking business opportunities that may arise and other initiatives in the Company’s current business plan or any other action the Company would otherwise take with respect to the operations of the Company absent the pending completion of the transaction.

5.	Potential Conflicts of Interest.

The executive officers and directors of the Company may have interests in the transactions contemplated by the Merger Agreement that are different from, or in addition to, those of the Company’s stockholders. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Executive Officers, Directors and Affiliates of the Company.” Also, as described in “—Background of the Offer and the Merger”, the Company Board took into account the conflict that existed by virtue of the fact that Jefferies Finance, who is an affiliate of one of the financial advisors for the Company, was also providing the debt financing for the transaction and the fact that Jefferies and Jefferies Finance have had and may continue to have in the future a substantial banking relationship with Mr. Fertitta and his affiliates as described in “—Opinions of the Company’s Financial Advisors—Opinion of Jefferies.”

6.	Termination Fee.

The terms and conditions of the Merger Agreement provide for a termination fee of $3.5 million, and up to $1.0 million in documented expenses of Parent and the Purchaser, that could become payable by the Company under certain circumstances, including if the Company terminates the Merger Agreement to accept a superior proposal.

7.	No Solicitation.

The terms and conditions of the Merger Agreement restrict the Company’s ability to solicit competing proposals.

8.	Debt Financing.

Completion of the financing is conditioned on satisfaction of a pro forma total leverage ratio of the Company and CJAC on a consolidated basis (although this concern is mitigated by the acknowledgement in the Commitment Letter that this ratio was satisfied as of September 30, 2011), the absence of a material adverse effect with respect to CJAC and its subsidiaries, and other conditions. It is possible that the Purchaser will be unable to obtain the debt financing from Jefferies Finance under the Commitment Letter, including as a result of the conditions in the Commitment Letter.

9.	Identity of Parent.

Parent is a newly formed holding company of CJAC and the capital structure of CJAC includes the existence of certain outstanding guarantees by CJAC and debt obligations owed by CJAC to entities controlled by Mr. Fertitta.

The Company Board concluded that the risks and other potentially negative factors associated with the Offer and the Merger were outweighed by the potential benefits of the Offer and the Merger.

The foregoing discussion of the information and factors considered by the Company Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Company Board in reaching its conclusions and recommendations. The members of the Company Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company and considered the advice of the Company’s financial and legal advisors as well as management forecasts. In light of the number and variety of factors that the Company Board considered, the members of the Company Board did not find it practicable to assign relative weights to the foregoing factors. However, the recommendation of the Company Board was made after considering the totality of the information and factors involved. In addition, individual members of the Company Board may have given different weight to different factors. In light of the factors described above, the Company Board has unanimously determined that the Offer is advisable, fair to and in the best interest of the Company and holders of Company Common Stock and unanimously recommends that the holders of Company Common Stock accept the Offer and tender their shares of Company Common Stock pursuant to the Offer.

Intent to Tender.

To the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers, directors and affiliates currently intend to tender or cause to be tendered all shares of Company Common Stock held of record or beneficially by them pursuant to the Offer (other than shares of Company Common Stock as to which such holder does not have discretionary authority and shares of Company Common Stock which may be retained in order to facilitate estate and tax planning dispositions) and, if necessary, to vote such shares in favor of the adoption of the Merger Agreement. Pursuant to the Support Agreement, the Supporting Stockholder beneficially owning approximately 27.7% of the issued and outstanding shares of Company Common Stock has agreed to tender its shares of Company Common Stock in the Offer and, if necessary, to vote such shares in favor of the adoption of the Merger Agreement. See “Item 8. Additional Information—Stockholder Support Agreement” below.

Opinions of the Company’s Financial Advisors.

Opinion of Jefferies

Jefferies was requested to render an opinion to the Company Board as to whether the Offer Price of $6.90 per share to be paid to holders of the Company Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to the holders of the Company Common Stock other than Fertitta. On December 15, 2011, Jefferies delivered to the Company Board its oral opinion, subsequently confirmed in writing, that, as of the date of its opinion, based upon and subject to the assumptions, limitations, qualifications and factors contained in its opinion, the consideration to be paid pursuant to the Merger Agreement is fair, from a financial point of view, to the holders of the Company Common Stock other than Fertitta.

The full text of Jefferies’ opinion, which sets forth the assumptions made, matters considered and limitations on the scope of review undertaken by Jefferies in rendering its opinion, is attached as Annex I to this Schedule 14D-9 and is incorporated by reference herein. The Company encourages its stockholders to read the Jefferies opinion carefully and in its entirety. Jefferies’ opinion was provided to the Company Board in connection with its consideration of the Offer and the Merger and addresses only the fairness, from a financial point of view and as of the date of Jefferies’ opinion, of the Offer Price to be paid to the holders of the Company Common Stock other than Fertitta and does not address any other aspect of the Offer and the Merger. Jefferies’ opinion does not constitute a recommendation as to whether any holder of the Company Common Stock should tender their shares in the Offer or how any holder of the Company Common Stock should vote on any matter related to the Merger or any other matter. The summary of Jefferies’ opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the opinion.

In connection with its opinion, Jefferies, among other things:

(a) reviewed a draft dated December 2, 2011 of the Merger Agreement;

(b) reviewed certain publicly available financial and other information about the Company;

(c) reviewed certain information furnished to Jefferies by the Company’s management, including financial forecasts and analyses, relating to the business, operations and prospects of the Company;

(d) held discussions with members of senior management of the Company concerning the matters described in clauses (b) and (c) above;

(e) reviewed the share trading price history and valuation multiples for the Company Common Stock and compared them with those of certain publicly traded companies that Jefferies deemed relevant;

(f) compared the proposed financial terms of the Offer and the Merger with the financial terms of certain other transactions that Jefferies deemed relevant; and

(g) conducted such other financial studies, analyses and investigations as Jefferies deemed appropriate.

In Jefferies’ review and analysis and in rendering its opinion, Jefferies assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by the Company or that was publicly available to Jefferies (including, without limitation, the information described above), or that was otherwise reviewed by Jefferies. Jefferies relied on assurances of the Company’s management that it is not aware of any facts or circumstances that would make this information misleading.

In its review, Jefferies did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did Jefferies conduct a physical inspection of any of the properties or facilities of the Company, nor was Jefferies furnished with any such evaluations or appraisals of such physical inspections. Jefferies did not assume any responsibility to obtain any such evaluations or appraisals. Jefferies assumed that the representations and warranties of all parties contained in the Merger Agreement were true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the proposed Offer and the Merger will be satisfied without waiver or amendment thereof.

With respect to the financial forecasts provided to and examined by it, Jefferies’ opinion noted that projecting future results of any company is inherently subject to uncertainty. The Company informed Jefferies, however, and Jefferies assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company. Jefferies expressed no opinion as to the Company’s financial forecasts or the assumptions on which they were made.

Jefferies’ opinion was based on economic, monetary, regulatory, market and other conditions existing and which could be evaluated as of the date of its opinion. Jefferies expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting Jefferies’ opinion of which Jefferies became aware after the date of its opinion.

Jefferies made no independent investigation of any legal, tax or accounting matters affecting the Company, and Jefferies assumed the correctness in all respects material to Jefferies’ analysis of all legal, tax and accounting advice given to the Company and the Company Board, including, without limitation, advice as to the legal, tax and accounting consequences of the terms of, and transactions contemplated by, the Merger Agreement to the Company and holders of the Company Common Stock. Additionally, in preparing its opinion, Jefferies did not take into account any tax consequences of the transaction to any holder of the Company Common Stock.

Jefferies assumed that the final form of the Merger Agreement would be substantially similar to the last draft reviewed by it, and that in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Offer and the Merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on the Company or the contemplated benefits of the Offer and the Merger.

Jefferies’ opinion does not address (1) the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to the Company, including, but not limited to, continuing to operate on a stand-alone basis, (2) the overall merits of the Offer and the Merger, the underlying business decision by the Company to engage in the Offer and the Merger, the terms of the Merger Agreement or the documents referred to in that agreement, or (3) any other elements of the Offer and the Merger. In addition, Jefferies’ opinion does not address the fairness to, or any other consideration of, the holders of any other class of securities, creditors or other constituencies of the Company. Without limiting the generality of the foregoing, Jefferies expressed no opinion as to the solvency of the Company or the Purchaser either before or after the Merger or the ability of the Company to satisfy its liabilities and obligations to employees, creditors or other constituencies or stakeholders in the Company.

The following is a summary of the material analyses performed by Jefferies in connection with the preparation of its opinion. This summary is not intended to be an exhaustive description of the analyses performed by Jefferies. The order of the analyses described and the results of these analyses do not represent relative importance or weight given to these analyses by Jefferies, and Jefferies drew no specific conclusions from any individual analysis, but subjectively factored its observations from all of these analyses into its qualitative assessment of the Offer and the Merger.

Selected Publicly-Traded Companies Analysis

In order to assess how the public market values shares of comparable publicly-traded companies, Jefferies reviewed selected historical financial data of the Company and compared them to corresponding financial data for selected publicly-traded companies in the restaurant industry sector which Jefferies believed were comparable to the company’s business and operating profile. Jefferies selected companies based on information obtained by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other public sources.

Jefferies derived and compared multiples for the Company and the selected publicly-traded companies identified below, calculated as follows:

•	the enterprise value divided by projected earnings before interest, taxes, depreciation and amortization, or EBITDA, for calendar year 2011, which is referred to as “2011 TEV/EBITDA”; and

•	the enterprise value divided by projected EBITDA for calendar year 2012, which is referred to as “2012 TEV/EBITDA”.

Company	2011 TEV/EBITDA	2012 TEV/EBITDA
Benihana Inc.	N/A	N/A
Bravo Brio Restaurant Group, Inc.	7.7x	6.5x
Brinker International Inc.	7.1x	6.6x
The Cheesecake Factory Incorporated	7.2x	6.8x
Darden Restaurants, Inc.	7.2x	6.6x
O’Charley’s Inc.	5.5x	6.0x
P.F. Chang’s China Bistro, Inc.	5.3x	5.5x
Red Robin Gourmet Burgers Inc.	6.2x	5.5x
Ruby Tuesday, Inc.	6.5x	5.4x
Ruth’s Hospitality Group Inc.	6.1x	5.6x
Texas Roadhouse Inc.	7.0x	6.6x

Utilizing what Jefferies believed to be a representative multiple range of the selected publicly-traded companies, Jefferies then calculated a range of implied values per share of the Company Common Stock based on the Company’s projected EBITDA for 2011 and 2012.

This analysis indicated an implied price per share value range for the Company of $4.50 to $9.91. A summary of the analysis is below.

	Comparable Public Company Multiple Range	Morton’s EBITDA(1)(2)	Implied Morton’s Price Per Share Value Range
2011 TEV/EBITDA(1)	5.25x – 7.25x	$28.4M	$4.50 – $7.86
2012 TEV/EBITDA(1)	5.00x – 6.75x	$35.6M	$6.22 – $9.91

(1)	The comparable companies’ EBITDA exclude stock-based compensation expense and restaurant pre-opening costs. The Company’s EBITDA excludes stock-based compensation expense and restaurant pre-opening costs of $1.4 million and $0.3 million in 2011, respectively, and $1.0 million and $1.9 million in 2012, respectively.
(2)	The Company’s EBITDA was adjusted to exclude 50% of the EBITDA from its Joint Venture (“JV”) restaurants in Shanghai and Mexico, which was $0.9 million and $0.4 million, respectively for 2011, and $1.1 million and $0.4 million, respectively, in 2012. The Company’s debt was also adjusted to exclude 50% of its JV debt, or $3.5 million, associated with those locations.

Jefferies then compared the ranges of implied values per share of the Company Common Stock based on the Company’s projected EBITDA and earnings for 2011 and 2012 against the Offer Price of $6.90 per share of Company Common Stock.

Selected Precedent M&A Transaction Analysis

Jefferies reviewed M&A transactions involving target companies in the casual and fine dining restaurant industry sector that were announced between February 1, 2007 and the date of Jefferies’ opinion and which Jefferies believed were comparable to the Company’s financial and operating profile. Jefferies selected these transactions based on information obtained by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other public sources.

Using this information, Jefferies analyzed the transaction value for each transaction identified below as follows:

•	the enterprise value divided by EBITDA of the last twelve months preceding each transaction (“LTM”), which is referred to as “LTM TEV/EBITDA”.

Target	Acquiror	Announcement Date	LTM TEV/Revenue	LTM TEV/EBITDA
McCormick & Schmick’s	Landry’s Restaurants, Inc.	November 2011	0.4x	6.6x
California Pizza Kitchen, Inc.	Golden Gate Capital	May 2011	0.7x	6.9x
Hooters of America. & Texas Wings	Chanticleer Holdings, HIG Capital, etc.	January 2011	0.7x	7.6x
Claim Jumper Restaurants, LLC	Landry’s Restaurants Inc.	October 2010	0.3x	N/A
CraftWorks Restaurants	Centerbridge Partners L.P.	October 2010	N/A	6.1x
LRI Holdings, Inc.	Kelso & Company	August 2010	1.0x	7.4x
Landry’s Restaurants Inc.	Management	May 2010	1.2x	7.8x
Dave & Buster’s Inc.	Oak Hill Capital Partners	November 2009	1.1x	6.9x
BUCA, Inc.	Planet Hollywood International Inc.	August 2008	0.1x	4.8x
Max & Ermas Restaurants Inc.	G&R Acquisition, Inc.	August 2008	0.3x	7.0x
Back Yard Burgers	Cherokee Advisors LLC	August 2007	0.8x	6.6x
Champps Entertainment, Inc.	F&H Acquisition Corp.	June 2007	0.3x	4.9x
RARE Hospitality International Inc.	Darden Restaurants Inc.	June 2007	1.3x	9.3x
Friendly Ice Cream Corp.	Sun Capital Partners	May 2007	0.6x	8.2x
The Smith & Wollensky	Patina Restaurant Group	February 2007	0.8x	11.7x

Jefferies, recognizing that Company’s business is a lower margin, lower growth business than certain of the target companies identified above and that the market environment for the Offer and the Merger is different from the market environment when certain of the transactions identified occurred, identified what it believed to be a representative multiple range within the precedent transaction set. Utilizing this representative multiple range, Jefferies then calculated a range of implied values per share of Company Common Stock based on the Company’s 2011 projected EBITDA.

This analysis indicated an implied price per Share value range for the Company of $4.92 to $7.44. A summary of the analysis is below.

	Comparable Transaction Multiple Range	Morton’s EBITDA(1)(2) (millions)	Implied per Share Value Range
LTM TEV/EBITDA(1)	5.5x – 7.0x	$28.4	$4.92 – $7.44

(1)	The Company’s EBITDA excludes stock-based compensation expense and restaurant pre-opening costs of $1.4 million and $0.3 million, respectively, in 2011.
(2)	The Company’s EBITDA was adjusted to exclude 50% of the EBITDA from its Joint Venture (“JV”) restaurants in Shanghai and Mexico which was $0.9 million and $0.4 million, respectively for 2011. The Company’s debt was also adjusted to exclude 50% of its JV debt, or $3.5 million, associated with those locations.

Jefferies then compared the ranges of implied value per share of the Company Common Stock against the Offer Price of $6.90 per share of Company Common Stock.

Discounted Cash Flow Analysis

Jefferies performed a discounted cash flow analysis to derive implied per share equity reference ranges for the Company based on the implied net present value of the Company’s free cash flows projected through the fiscal year ending December 31, 2015. The free cash flows employed in this calculation were calculated from management’s projections, which are described in this Statement under the heading “Item 8. Additional Information—Certain Company Prospective Financial Information”, as: EBITDA (calculated throughout as earnings before interest, taxes, depreciation and amortization, and excluding stock-based compensation and pre-opening costs), less 50% of EBITDA from JV restaurants (as described below), less depreciation and amortization, less taxes, plus depreciation and amortization, less capital expenditures, less the change in net working capital, less pre-opening costs. The free cash flows arrived at from this calculation were $15.7 million, $15.5 million, $17.7 million and $22.7 million for the years 2012, 2013, 2014 and 2015, respectively.

In this analysis, Jefferies calculated these ranges using the Company’s management’s financial projections, discount rates ranging from 15.5% to 16.5% derived from analysis of the weighted average cost of capital of the selected publicly-traded company comparables; and terminal TEV/EBITDA multiples ranging from 5.50x to 7.00x derived from analysis of TEV/EBITDA transaction multiples of the selected precedent transaction companies. To determine the implied total equity value for the Company, Jefferies added cash and cash equivalents to the implied enterprise value for the Company and subtracted the total debt. The analysis indicated a range of implied values per share of Company Common Stock of approximately $9.03 to $12.34.

The Company’s management advised Jefferies that the range of implied perpetual growth rates derived from the analysis described in the preceding paragraph did not reflect management’s expectations. Accordingly, in addition to applying a range of exit multiples to the Company’s terminal EBITDA as described, Jefferies considered the implied per share value assuming a 2% perpetual growth rate, which management advised Jefferies it considered reasonable. The analysis indicated a range of implied values per share of the Company Common Stock, using discount rates ranging from 15.5% to 16.5%, of approximately $6.26 to $7.15.

The Company’s management’s projections for the discounted cash flow analysis were adjusted to exclude stock based compensation of $1.7 million and pre-opening costs of $3.4 million from EBITDA in the terminal year, and 50% of EBITDA from JV restaurants of $1.5 million, $1.6 million, $1.7 million and $1.7 million in 2012, 2013, 2014 and 2015, respectively. The Company’s debt was also adjusted to exclude 50% of its current JV debt, or $3.5 million.

Jefferies then compared the ranges of implied value per share of the Company Common Stock against the Offer Price of $6.90 per share of Company Common Stock.

Premiums Paid Analysis

Jefferies reviewed publicly available information and analyzed the premiums offered in selected transactions to determine the premiums paid in the transactions over recent trading prices of the target companies prior to announcement of the transaction. Jefferies selected these transactions by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other public sources and applied the following criteria:

•	transactions in which the target company was a publicly-traded company;

•	transactions where the consideration was 100% cash and which had a value of between $50 million and $250 million; and

•	transactions announced between January 1, 2008 and December 13, 2011.

The transaction types excluded restructurings, repurchases, recapitalizations, tender offers and spin-outs and transactions involving exchange traded funds, financial service firms and insurance companies.

Jefferies performed its analysis on 116 transactions that satisfied the criteria described above. For each of these transactions, Jefferies calculated the premium represented by the applicable transaction consideration over the target’s closing share price one trading day, one week and one month prior to the transaction’s announcement. This analysis indicated the following premiums for those time periods prior to announcement:

	1-Trading Day Prior	1 Week Prior	1 Month Prior
Premium Percentage
Highest	465%	306%	370%

75th Percentile	62%	72%	71%

Median	39%	41%	44%

25th Percentile	24%	27%	31%

Lowest	0%	(26)%	(40)%

Using the 25th and 75th percentile premiums set forth above and the closing price of $5.21 per share of the Company Common Stock on December 13, 2011, this analysis indicated a range of implied values per share of the Company Common Stock of approximately $6.38 to $9.03. Jefferies then compared this range of implied values per share of Company Common Stock to the Offer Price of $6.90 per share of Company Common Stock.

General

The preparation of a fairness opinion is a complex process and is not susceptible to partial analysis or summary description. In arriving at its opinion, Jefferies considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Furthermore, Jefferies believes that selecting any portion of its analysis, without considering all analyses, would create an incomplete view of the process underlying its opinion. In addition, Jefferies may have considered various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any individual analysis described above should therefore not be taken to be Jefferies’ view of the value of the Company.

No company used in the above analyses as a comparison is directly comparable to the Company, and no transaction used is directly comparable to the proposed Offer and the Merger. In selecting and evaluating the companies and transactions described above and in performing its analyses, Jefferies made numerous judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company and Jefferies. Mathematical analysis, such as determining the median, is not in itself a meaningful method of using comparable company or transaction data.

Jefferies prepared these analyses solely for the purpose of providing an opinion to the Company Board as to the fairness, from a financial point of view, of the Offer Price per share of Company Common Stock to be received by the holders of the Company Common Stock entitled to receive such consideration pursuant to the Merger Agreement other than Fertitta. These analyses do not purport to be appraisals or to necessarily reflect the prices at which the business or securities actually may be sold. Any estimates contained in these analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by such estimates. Accordingly, estimates used in, and the results derived from, Jefferies’ analyses are inherently subject to substantial uncertainty, and Jefferies assumes no responsibility if future results are materially different from those forecasted in such estimates. The consideration to be received by the holders of the Company Common Stock pursuant to the Merger Agreement was determined through negotiations between the Company and Fertitta and was approved by the Company Board. Jefferies did not recommend any specific consideration to the Company Board or that any specific consideration constituted the only appropriate consideration with respect to the Offer and the Merger.

As described in “—Background of the Offer and the Merger; Reasons for Recommendation—Background of the Offer and the Merger”, in October 2011, Jefferies agreed to participate in the financing process for Fertitta and ceased participation in the Company’s sale process, which was conducted by KBCM beginning on October 26, 2011.

Under the terms of Jefferies’ engagement by the Company Board, the Company agreed to pay Jefferies a fee of $500,000 upon delivery of its opinion, which fee is payable independent of the conclusion reached in its opinion and regardless of whether the Offer and the Merger is consummated, and a transaction fee of up to approximately $2.6 million upon completion of the Offer and the Merger. The transaction fee payable to Jefferies, if any, will be reduced by the amount of the opinion fee actually paid to Jefferies, and the total fees payable to Jefferies under the terms of Jefferies’ engagement will be reduced by the aggregate amount of fees and expenses actually paid to KBCM pursuant to the terms of KBCM’s engagement with the Company Board, provided that any such reduction shall not exceed the lesser of $600,000 and the amount of fees actually paid to Jefferies in connection with the Offer and the Merger. Jefferies also will be reimbursed for all out-of-pocket expenses incurred up to $25,000, and not more than $75,000 of fees and expenses of its legal counsel, regardless of whether the Merger occurs. The Company agreed to indemnify Jefferies against liabilities arising out of or in connection with the services rendered or to be rendered by Jefferies under such engagement, except in the case of gross negligence or willful misconduct.

Jefferies has not, in the past, provided financial advisory and financing services to the Company and/or its affiliates.

Since January 2009, Jefferies or its affiliates have provided financial advisory and financing services to Fertitta in the ordinary course of business, and in connection with those services Jefferies or its affiliates received approximately $26 million in fees from Fertitta. In addition, Jefferies or its affiliates expect to receive fees in the amount of approximately $4.7 million in connection with its financing of the acquisition of McCormick & Schmick’s Seafood Restaurants, Inc.

As discussed above and in “—Background of the Offer and the Merger; Reasons for Recommendation—Background of the Offer and the Merger”, Jefferies Finance is providing financing to Fertitta in connection with the Merger. In that capacity, Jefferies Finance expects to receive fees of approximately $6.3 million. In the ordinary course of business, Jefferies and its affiliates may trade or hold securities of the Company or Fertitta and/or their respective affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions in those securities. Jefferies and its affiliates may seek to, in the future, provide financial advisory and financing services to the Company, Fertitta or entities that are affiliated with the Company or Fertitta, for which Jefferies and its affiliates would expect to receive compensation.

Opinion of KBCM

KBCM was asked by the Company Board to render an opinion to the Company Board as to the fairness, from a financial point of view, of the consideration to be received by the holders of the Company Common Stock pursuant to the Merger Agreement. On December 15, 2011, KBCM delivered to the Company Board its oral opinion, subsequently confirmed in writing, that, as of the date of its opinion, based upon and subject to the assumptions, limitations and qualifications contained in its opinion, and other matters KBCM considers relevant, the consideration to be received pursuant to the Merger Agreement is fair, from a financial point of view, to the holders of the Company Common Stock.

The full text of the written opinion of KBCM is attached to this Statement as Annex II and incorporated into this Schedule 14D-9 by reference. We urge you to read that opinion carefully and in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review undertaken in arriving at that opinion.

KBCM was retained to serve as an advisor to the Company Board and not as an advisor to or agent of any stockholder of the Company. KBCM’s opinion was prepared for the information and assistance of the Company Board and is directed only to the fairness, from a financial point of view, as of the date of the opinion, of the consideration to be received by the stockholders of the Company in the Offer and the Merger and does not address the Company’s underlying business decision to enter into the Merger Agreement or any other terms of the Offer, the Merger or the Merger Agreement. KBCM’s opinion does not constitute a recommendation to any Company stockholder as to whether such stockholder should tender shares of Company Common Stock into the Offer contemplated by the Merger Agreement, whether such stockholder should provide its written consent to the Merger or how such stockholder should vote at any meeting of the stockholders of the Company. In addition, KBCM does not express any opinion as to the fairness of the amount or the nature of the compensation now paid or to be paid to any of the Company’s officers, directors or employees, or class of such persons, relative to the compensation to public stockholders of the Company.

KBCM did not recommend the Offer Price or the consideration to be paid in the Offer and the Merger; such amounts were determined in negotiations between the Company and Parent in which KBCM did not advise the Company Board. No restrictions or limitations were imposed by the Company Board on KBCM with respect to the investigations made or the procedures followed by KBCM in rendering its opinion.

In rendering its opinion, KBCM reviewed, among other things:

•	a draft of the Merger Agreement, dated December 15, 2011;

•

certain publicly available information concerning the Company, including the Annual Reports on Form 10-K of the Company for the years ended January 4, 2009, January 3, 2010 and January 2, 2011, and the Quarterly Reports on Form 10-Q of the Company for the quarters ended April 3, 2011, July 3, 2011 and October 2, 2011;

•

certain other internal information, primarily financial in nature, including projections, concerning the business and operations of the Company furnished to KBCM by the Company for purposes of its analysis;

•	certain publicly available information concerning the trading of, and the trading market for, the Company Common Stock;

•	certain publicly available information concerning Parent and its financing sources;

•

certain publicly available information with respect to certain other publicly traded companies that KBCM believed to be comparable to the Company and the trading markets for certain of such other companies’ securities;

•	certain publicly available information concerning the nature and terms of certain other transactions that KBCM considered relevant to its inquiry;

KBCM also met with certain officers and employees of the Company to discuss the business and prospects of the Company, as well as other matters KBCM believed relevant to its inquiry. KBCM also considered such other data and information it judged necessary to render its opinion.

You should note that, in its review and analysis and in arriving at its opinion, KBCM assumed and relied upon the accuracy and completeness of all of the financial and other information provided to or otherwise reviewed by or discussed with KBCM or publicly available and have assumed and relied upon the representations and warranties of the Company, Parent, Purchaser, FEI and CJAC contained in the Merger Agreement. KBCM was not engaged to, and did not independently attempt to, verify any of such information. KBCM also relied upon the management of the Company as to the reasonableness and achievability of the financial and operating projections (and the assumptions and bases therefor) provided to it and, with the Company Board’s consent, KBCM assumed that such projections were reasonably prepared and reflected the best currently available estimates and judgments of the Company. KBCM was not engaged to assess the reasonableness or achievability of such projections or the assumptions on which they were based and expressed no view as to such projections or assumptions. In addition, KBCM did not conduct a physical inspection or appraisal of any of the assets, properties or facilities of the Company nor was KBCM furnished with any such evaluation or appraisal. KBCM also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Offer and the Merger will be obtained without a material adverse effect on the Company or the Offer or the Merger.

KBCM’s opinion is based on economic and market conditions and other circumstances existing on, and information made available as of, the date of its opinion and does not address any matters after such date. Although subsequent developments may affect its opinion, KBCM does not have the obligation to update, revise or reaffirm its opinion. KBCM’s opinion was approved by a fairness committee of KBCM.

KBCM was not asked to, nor did it, offer any opinion as to the material terms of the Merger Agreement or the form of the Offer or the Merger. KBCM, with the consent of the Company Board, assumed that the final executed form of the Merger Agreement does not differ in any material respect from the draft that KBCM examined in rendering its opinion, and that the conditions to the Offer and the Merger as set forth in the Merger Agreement would be satisfied and that the Offer and the Merger would be completed on a timely basis in the manner contemplated by the Merger Agreement.

The following is a brief summary of the analyses performed by KBCM in connection with its opinion. This summary is not intended to be an exhaustive description of the analyses performed by KBCM but includes all material factors considered by KBCM in rendering its opinion. KBCM drew no specific conclusions from any individual analysis, but subjectively factored its observations from all of these analyses into its qualitative assessments.

Each analysis performed by KBCM is a common methodology utilized in determining valuations. Although other valuation techniques may exist, KBCM believes that the analyses described below, when taken as a whole, provide the most appropriate analyses for KBCM to arrive at its opinion.

Premiums Paid Analysis

Using publicly available information, KBCM reviewed and analyzed the historical trading prices for the Company Common Stock relative to the stock price premiums in 94 transactions involving U.S. targets with an enterprise value under $500 million and offer price per share greater than $1 since January 1, 2010. KBCM’s analysis excluded financial services, health care, real estate and technology industry transactions.

For each of the target companies involved in the 94 transactions, KBCM measured each transaction price per share relative to each target’s closing stock price per share one day, one week and four weeks prior to announcement of the relevant transaction in order to calculate the premium paid by the acquiror over the target’s closing stock price at those points in time. KBCM then determined the median, 25th percentile and 75th percentile premiums observed for the 94 transactions for each of the examined time periods, as set forth in the chart below.

Premiums Analysis

	1 Day	1 Week	4 Weeks
Precedent Transaction Premium
25th Percentile	13.71%	16.94%	17.65%
Median	37.24%	38.92%	34.80%
75th Percentile	54.58%	60.41%	60.12%

KBCM used the product of the four week median premium (34.8%) and the Company’s closing stock price on November 14, 2011 ($5.20) to determine the Company’s total enterprise value (“EV”) (assuming fully diluted shares of 16.901 million, net debt of $72 million (including aggregate liquidation preference of $6.0 million for preferred stock) and minority interest of ($0.5) million). KBCM calculated the ratio of the (i) EV to (ii) the Company’s last twelve months (“LTM”) of earnings before interest, taxes, depreciation and amortization (“EBITDA”) ended on the last day of the period covered by the Company’s most recent Form 10-Q filing (for the quarterly period ended October 2, 2011) adjusted for pre-opening expenses, stock-based compensation, Statement of Financial Accounting Standards 13 non-cash rent, charges related to legal settlements and other one-time or non-cash expenses (“Company Adjusted EBITDA”), which yielded a multiple of 7.1x. Next, KBCM estimated a range of EV to LTM Adjusted EBITDA multiples (6.6x to 7.6x) for the Company around the median of the EV to LTM Adjusted EBITDA multiple (7.1x) of the Company. From this analysis KBCM calculated a range of implied equity values per share of the Company Common Stock of approximately $6.21 to $7.80. KBCM noted that the holders the Company Common Stock will receive $6.90 per share in the Offer and the Merger.

No transaction utilized in the premiums paid analysis is identical to the Offer and the Merger. In evaluating the precedent transactions, KBCM made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the parties to the Merger Agreement. Mathematical analysis of comparable transaction data (such as determining medians) in isolation from other analyses is not an effective method of evaluating transactions.

Precedent M&A Transaction Analysis

KBCM reviewed and analyzed certain financial data and the purchase price paid in comparable merger and acquisition transactions announced on or after January 1, 2008 for which relevant information was publicly available. No company or transaction used in the analysis was identical to the Company or the Offer or the Merger, and, as such, KBCM selected comparable transactions that include a broad range of casual dining restaurants.

Comparable Transactions

Target Name	Buyer Name	EV/LTM Adjusted EBITDA
McCormick & Schmick’s Seafood Restaurants, Inc.	Landry’s Restaurants Inc.	6.7x
California Pizza Kitchen Inc.	Golden Gate Capital	6.9x
LRI Holdings, Inc.	Kelso & Company	6.9x
Landry’s Restaurants Inc.	Fertitta Group	7.8x
Dave & Buster’s Holdings, Inc.	Oak Hill Capital Partners	6.9x

For each of these transactions, KBCM calculated the ratio of the target companies’ (i) EV to (ii) LTM of EBITDA ended on the last day of the period covered by each target company’s Form 10-K or Form 10-Q, as applicable, last filed prior to the announcement of the relevant transaction or other publicly available information adjusted for pre-opening expenses, stock-based compensation and other one-time or non-cash items (“Adjusted EBITDA”). All multiples for the comparable transactions were based on available public information, and target company proxies were reviewed where available.

KBCM then determined the median multiples of EV to LTM Adjusted EBITDA for the selected precedent transactions. Next, KBCM estimated a range of EV to LTM Adjusted EBITDA multiples (6.4x to 7.4x) for the Company around the median of the EV to LTM Adjusted EBITDA multiple (6.9x) of the precedent transactions.

KBCM then estimated a range of enterprise values for the Company by multiplying the endpoints of the EV to LTM Adjusted EBITDA multiple range by the Company’s estimated LTM Company Adjusted EBITDA of $27 million as of the most recent quarter ending October 2, 2011. These estimated enterprise value ranges correspond to a per share value of approximately $5.93 to $7.52 (assuming fully diluted shares of 16.901 million, net debt of $72 million (including aggregate liquidation preference of $6.0 million for preferred stock) and minority interest of ($0.5) million). KBCM then compared the range of per share values for the Company Common Stock calculated by KBCM based on precedent transactions against the Offer Price of $6.90 per share.

No transaction utilized in the precedent M&A transaction analysis is identical to the proposed Offer and the Merger. In evaluating the transactions, KBCM made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of KBCM or the parties to the Merger Agreement. Mathematical analysis of comparable transaction data (such as determining medians) in isolation from other analyses is not an effective method of evaluating transactions.

Comparable Public Company Analysis

KBCM reviewed and compared certain publicly available financial data and stock trading prices for comparable publicly traded companies chosen by KBCM. No company used in the analysis was identical to the Company, and as such, KBCM selected public comparables that include upscale/casual dining restaurant companies. The comparable companies selected by KBCM included:

Comparable Companies

Company Name	EV/LTM Revenue	EV/LTM Adjusted EBITDA
Ark Restaurants Corp.	0.3x	5.9x
Benihana Inc.	0.5x	4.4x
Bravo Brio Restaurant Group, Inc.	1.0x	7.7x
Darden Restaurants, Inc.	1.0x	7.0x
J. Alexander’s Corp.	0.3x	5.5x
Kona Grill Inc.	0.5x	6.1x
P.F. Chang’s China Bistro, Inc.	0.5x	4.3x
Ruth’s Hospitality Group Inc.	0.7x	5.5x
The Cheesecake Factory Incorporated	0.9x	7.5x

For each of these comparable companies, KBCM calculated the ratio of the comparable companies’ (i) EV to (ii) their LTM of Adjusted EBITDA ended on the last day of the period covered by each target company’s last filed Form 10-K or Form 10-Q, as applicable, as of December 12, 2011. All multiples for the comparable public companies were based on available public information.

KBCM then determined the median multiples of EV to LTM Adjusted EBITDA for the selected comparable companies. Next, KBCM estimated a range of EV to LTM Adjusted EBITDA multiples (5.4x to 6.4x) for the Company around the median of the EV to LTM Adjusted EBITDA multiple (5.9x) of the comparable public companies.

KBCM then estimated a range of enterprise values for the Company by multiplying the endpoints of the EV to LTM Adjusted EBITDA multiple range by the Company’s estimated LTM Adjusted EBITDA of $27 million as of the most recent quarter ending October 2, 2011 (adjusted for pre-opening expenses, stock-based compensation, Statement of Financial Accounting Standards 13 non-cash rent, charges related to legal settlements and other one-time or non-cash expenses). These estimated enterprise value ranges correspond to a per share value of approximately $4.38 to $5.97 (assuming fully diluted shares of 16.901 million, net debt of $72 million (including aggregate liquidation preference of $6.0 million for preferred stock) and minority interest of ($0.5) million). KBCM then compared the range of per share values for the Company Common Stock calculated by KBCM based on the comparable public companies against the Offer Price of $6.90 per share.

No company utilized in the comparable public company analysis is identical to the Company. KBCM made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the parties to the Merger Agreement. Mathematical analysis of comparable public companies (such as determining medians) in isolation from other analyses is not an effective method of evaluating transactions.

Discounted Cash Flow Analysis

KBCM performed a discounted cash flow analysis on the Company to calculate the implied “present value” of the Company’s free cash flows. KBCM analyzed various financial projections prepared by management of the Company and approved by the Company Board for the fiscal years 2012 through 2015. KBCM calculated the free cash flows by taking the LTM of Company Adjusted EBITDA and subtracting taxes, changes in working capital, capital expenditures and pre-opening expenses. Using the foregoing formula, KBCM calculated free cash flows for the years 2012 ($8.9 million), 2013 ($10.2 million), 2014 ($11.2 million), 2015 ($15.3 million) and the terminal year ($31.4 million). KBCM discounted to the present all of the Company’s projected cash flows and calculated a terminal value by applying a perpetuity growth rate. KBCM applied discount rates ranging from 14% to 16% to projected unlevered free cash flows of the Company for fiscal years 2012 through 2015 based upon comparable public companies (utilizing the same companies used in its Comparable Public Company Analysis discussed above). KBCM calculated a terminal value by applying a perpetuity growth rate to the forecasted terminal year projected free cash flow ranging from 1% to 2%. The terminal value, based on applying the perpetuity growth rate range to the forecasted terminal year projected free cash flow, was then discounted to present at discount rates ranging from 14% to 16%, based on weighted average cost of capital. Based on this analysis, KBCM calculated an implied price per share of approximately $4.64 to $7.15 (assuming fully diluted shares of 16.901 million, net debt of $72 million (including aggregate liquidation preference of $6.0 million for preferred stock) and minority interest of ($0.5) million). KBCM then compared the range of per share values for the Company’s Common Stock calculated by KBCM against the Offer Price of $6.90 per share.

While discounted cash flow analysis is a widely accepted and practiced valuation methodology, it relies on a number of assumptions, including growth rates and discount rates. The valuation derived from the discounted cash flow analysis is not necessarily indicative of the Company’s present or future value or results. Discounted cash flow analysis in isolation from other analyses is not an effective method of evaluating transactions.

Leveraged Buyout Analysis

KBCM performed an analysis of the potential value of the Company from a financial buyer’s perspective given current debt market and private equity market conditions. KBCM applied an expected internal rate of return range of 25% to 30%, which it felt was an appropriate range that financial buyers may target given the cyclical, discretionary characteristics of the Company. KBCM also assumed the following:

•	An assumed transaction date of December 31, 2011;

•	The retiring of the Company’s existing senior credit facility;

•

The rollover of certain Company debt, including a mortgage loan of $2.5 million, a non-recourse loan of $1.6 million and joint ventures loans payable of $5.6 million, in each case, with debt balances projected as of December 31, 2011E;

•	A new financing package including a $40 million term loan;

•

Pro-forma leverage of 1.7x 2011E Adjusted EBITDA (5.2x Lease Adjusted Leverage) (including rollover debt; 2011E Adjusted EBITDA of $29.1 million; and EBITDA adjusted for pre-opening expenses, stock-based compensation, DFAS 13 non-cash rent, charges related to legal settlements and other one-time or non-cash expenses); and

•	An estimated $5.3 million in fees.

KBCM’s analysis produced an EV range of $175.6 million to $222.4 million based on a hypothetical transaction date of December 31, 2011, or an implied price per share range of $6.16 per share to $8.93 per share (assuming fully diluted shares of 16.901 million, net debt of $72 million (including aggregate liquidation preference of $6.0 million for preferred stock) and minority interest of ($0.5) million as of October 2, 2011), which it compared against the Offer Price of $6.90 per share.

KBCM noted that in conducting its leveraged buyout analysis, KBCM made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the parties to the Merger Agreement. Leveraged buyout analysis in isolation from other analyses is not an effective method of evaluating transactions.

Conclusion

The summary set forth above describes the principal analyses performed by KBCM in connection with its opinion delivered to the Company Board on December 15, 2011. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, the analyses underlying the opinion are not readily susceptible to summary description. Each of the analyses conducted by KBCM was carried out in order to provide a different perspective on the merger and add to the total mix of information available. KBCM did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to fairness from a financial point of view. Rather, in reaching its conclusion, KBCM considered the results of the analyses in light of each other and ultimately reached its opinion based upon the results of all analyses taken as a whole. Except as indicated above, KBCM did not place particular reliance or weight on any individual analysis, but instead concluded that its analyses, taken as a whole, support its determination. Accordingly, notwithstanding the separate factors summarized above, KBCM believes that its analyses must be considered as a whole and that selecting portions of its analysis and the factors considered by it, without considering all analyses and factors, could create an incomplete or misleading view of the evaluation process underlying its opinion. In performing its analyses, KBCM made numerous assumptions with respect to industry performance, business and economic conditions and other matters. Due in part to the inherent unpredictability of industry performance, business conditions and economic conditions, the analyses performed by KBCM are not necessarily indicative of actual value or future results, which may be significantly more or less favorable than suggested by the analyses.

Miscellaneous

Pursuant to the terms of an engagement letter dated October 26, 2011, the Company Board agreed to cause the Company to pay KBCM fees for rendering its opinion to the Company Board. In accordance with the terms of the engagement letter, the Company has paid KBCM a non-refundable retainer fee of $100,000 and a non-refundable fee of $400,000 upon the delivery of KBCM’s fairness opinion. These fees were payable independent of the conclusion reached in the opinion and are not contingent on consummation of the Offer or the Merger. In addition, the Company Board agreed to cause the Company to pay KBCM retainer fees, certain of which are accelerated upon consummation of the Offer and the Merger but which are not contingent upon consummation of the Offer and the Merger. The Company must pay KBCM (x) if the transaction is consummated prior to February 28, 2012, $100,000, or (y) if the transaction is not consummated prior to February 28, 2012, an ongoing monthly retainer of $50,000 per month, for a minimum of two months. The Company Board also agreed to cause the Company to reimburse KBCM for certain expenses up to $25,000 and to indemnify KBCM and related persons against liabilities in connection with its engagement. The terms of the fee arrangement with KBCM were negotiated at arm’s length between the Company Board and KBCM. In the ordinary course of its business, KBCM may actively trade securities of the Company for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Pursuant to an engagement letter dated as of February 1, 2011 (the “Initial Jefferies Engagement Letter”), the Company engaged Jefferies to act as its financial advisor in connection with the contemplated transaction. The Company selected Jefferies based on the experience of its restaurant sector employees in advising companies in the restaurant and high-end dining industries as well as their familiarity with the Company derived from financial advisory and underwriting engagements by the Company in the past and Jefferies’ general experience in merger and acquisition transactions. The engagement letter was amended on October 26, 2011 as described in “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger; Reasons for Recommendation” above (the “Jefferies Amendment” together with the Initial Jefferies Engagement Letter, the “Jefferies Engagement Letter”).

Pursuant to the terms of the Jefferies Engagement Letter, the Company has agreed to pay to Jefferies a fee that is based on a percentage of the aggregate consideration to be paid in the Merger, which fee will be approximately $2 million upon completion of the Offer and if the Merger is consummated (which reflects a reduction of $600,000 pursuant to the Jefferies Amendment described below).

The Company has also agreed in the Jefferies Engagement Letter to reimburse Jefferies for all documented, reasonable expenses up to $25,000, and not more than $75,000 of legal fees and expenses of Jefferies’ counsel reasonably incurred in connection with the opinion. The Company also agreed to indemnify Jefferies and certain related persons from and against any liabilities, expenses and actions arising out of or in connection with its engagement.

The Jefferies Amendment amended the Initial Jefferies Engagement Letter to permit Jefferies Finance to provide financing to Fertitta and waived conflicts in connection therewith, for a potential negotiated acquisition of the Company approved by the Company Board by Fertitta. The Jefferies Amendment acknowledged that the Company had the right to engage a second financial advisor to provide a fairness opinion and other advisory services to the Company Board with respect to such a potential negotiated acquisition and Jefferies agreed to provide reasonable cooperation to such second financial advisor in performing its services. The Jefferies Amendment also provided that unless otherwise requested by the Company Board that Jefferies would direct all substantive discussions with any current, former or prospective interested parties regarding a possible transaction, including Fertitta and any other entities that contact Jefferies regarding a potential transaction, to KBCM and not engage in further substantive discussions with any counterparties regarding a transaction and that Jefferies’ fees would be reduced by the aggregate amount of fees paid to KBCM, which reduction could not exceed the lesser of $600,000 and the amount of fees actually paid to KMCM.

Pursuant to an engagement letter dated as of October 26, 2011 (the “KBCM Engagement Letter”), the Company engaged KBCM to act as its financial advisor in connection with the contemplated transaction. Pursuant to the terms of the KBCM Engagement Letter, the Company has agreed to pay to KBCM: (i) a retainer in the amount of $100,000 (payable within five business days of execution of the KBCM Engagement Letter); (ii) an opinion fee equal to $400,000, promptly following delivery of an opinion to the Board (regardless of the results of the opinion expressed therein); (iii) (x) if the transaction is consummated prior to February 28, 2012, $100,000, or (y) if the transaction is not consummated prior to February 28, 2012, an ongoing monthly retainer of $50,000 per month, for a minimum of two months. The Company has also agreed in the KBCM Engagement Letter to reimburse KBCM for all documented, reasonable expenses up to $25,000, and to indemnify KBCM and certain related persons from and against any liabilities, expenses and actions arising out of or in connection with its engagement. Assuming the transaction is consummated prior to February 28, 2012, the Company will pay $600,000 in the aggregate in transaction fees to KBCM.

Except as set forth above, neither the Company nor any other person acting on its behalf has or currently intends to employ, retain or compensate any other person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer and the Merger.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Securities Transactions.

No transactions with respect to the shares of Company Common Stock have been effected during the past 60 days by MRG or, to its knowledge, by any of its executive officers, directors, affiliates or subsidiaries.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Subject Company Negotiations.

Except as otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, shares of Company Common Stock by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

Except as described above or otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION.

Section 14(f) Information Statement.

The Information Statement attached to this Statement as Annex III is being furnished to the Company’s stockholders pursuant to Section 14(f) under the Exchange Act, and Rule 14f-1 thereunder, in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board other than at a meeting of the Company’s stockholders as described in Item 3 above.

Golden Parachute Compensation.

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for Messrs. Artinian, DiNella, Levin, Drake and Kirkpatrick (the “named executive officers”) that is based on or otherwise relates to the Offer and the Merger, assuming the following:

•	the Merger closes on February 7, 2011; and,

•

the named executive officers were terminated without cause or resigned for good reason (as defined in the various agreements to which they are a party) immediately following the closing of the Merger on February 7, 2011.

Fiscal 2011 Golden Parachute Compensation

Name	Cash ($)(1)	Equity ($)(2)	Pension NQDC($)	Perquisites/ Benefits ($)(3)	Tax Reimbursements ($)	Other ($)(4)	Total ($)
Christopher J. Artinian	1,221,000	747,960	0	48,335	0	400,000	2,417,295

Ronald M. DiNella	960,000	408,480	0	48,335	0	250,000	1,666,815

Scott D. Levin	773,094	125,994	0	48,335	0	250,000	1,197,423

Roger J. Drake	665,600	115,920	0	48,335	0	200,000	1,029,855

James W. Kirkpatrick	64,349	124,200	0	0	0	0	188,549

(1)	The Company has entered into employment agreements with each of Mr. Artinian, Mr. DiNella and Mr. Drake that provides upon termination of their employment by the Company without cause or by the executives for good reason, each executive is entitled to their base salary then in effect plus their previous fiscal year bonus amount (projected based on 2011 maximum bonus), if any, multiplied by two. The Company has entered into a change of control termination protection agreement with Mr. Levin that provides that if Mr. Levin’s employment is terminated by the Company without cause in anticipation of a change of control or is terminated by the Company without cause or by the executive for good reason within twenty four months following a change in control, Mr. Levin is entitled to a payment equal to his base salary then in effect plus his previous fiscal year bonus amount, if any, multiplied by two. If Mr. Kirkpatrick is terminated without cause, Mr. Kirkpatrick is entitled to a payment equal to sixteen weeks of base pay.
(2)	Based on per share consideration of $6.90. The executives have the following number of outstanding shares of Company Restricted Stock: Mr. Artinian, 108,400, Mr. DiNella, 59,200, Mr. Levin, 18,260, Mr. Drake, 16,800 and Mr. Kirkpatrick, 18,000.
(3)	Each of Mr. Artinian, Mr. DiNella, Mr. Levin and Mr. Drake are entitled to $25,000 in outplacement assistance and continued health and welfare benefits for up to eighteen months in the event the executive is terminated without cause or the executive resigns with good reason.
(4)	The Company entered into transaction bonus agreements with three executive officers and Mr. Drake. The transaction bonus agreements provide Mr. Artinian, Mr. DiNella, Mr. Levin and Mr. Drake with bonuses in the amounts of $400,000, $250,000, $250,000 and $200,000, respectively, if such respective executive officer actively supports and works toward the execution of an agreement that would result in a change-of-control and continues to be employed through the closing of such a transaction.

Top-Up Option.

Pursuant to the terms of the Merger Agreement, the Company has granted to the Purchaser an irrevocable right (the “Top-Up Option”) to purchase from the Company at a price per share equal to the Offer Price the number of shares of Company Common Stock (the “Top-Up Shares”) that, when added to the number of shares of Company Common Stock already owned, directly or indirectly, by Parent, the Purchaser and their respective affiliates following consummation of the Offer, constitutes at least one share of Company Common Stock more than 90% (determined on a fully diluted basis) of the shares of Company Common Stock outstanding immediately after the issuance of the Top-Up Shares. The Top-Up Option is exercisable only once and only on the terms and conditions set forth in the Merger Agreement, including the Minimum Tender Condition. The Purchaser will exercise the Top-Up Option if the number of shares of Company Common Stock tendered and not withdrawn in the Offer, which when added to the number of shares of Company Common Stock owned by Parent, the Purchaser and their affiliates, represents less than 90% of the outstanding shares of Company Common Stock at the closing of the Offer.

The number of Top-Up Shares that may be issued pursuant to the Top-Up Option is limited to the number of shares of Company Common Stock that the Company is authorized to issue under its certificate of incorporation, but that are not issued and outstanding (and are not otherwise reserved or committed for issuance) at the time of exercise of the Top-Up Option. As of December 30, 2011, there were 81,866,734 shares of Company Common Stock available to be issued pursuant to the Top-Up Option. Accordingly, the Company has a sufficient number of authorized but unissued shares of Company Common Stock available to issue to the Purchaser pursuant to the Top-Up Option assuming the Minimum Tender Condition is satisfied.

The aggregate purchase price for the Top-Up Shares may be paid by the Purchaser, at its election, either (A) entirely in cash or (B) by paying in cash an amount equal to not less than the aggregate par value of such Top-Up Shares and by executing and delivering to the Company a promissory note having a principal amount equal to the balance of such purchase price. Any promissory note delivered to the Company for the Top-Up Shares will be due on the first anniversary of the closing of the purchase of the Top-Up Shares, will bear simple interest of 3% per annum, will be full recourse to Parent and the Purchaser, may be prepaid at any time without premium or penalty, and will have no other material terms.

The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Parent and the Purchaser to effect a “short-form” merger pursuant to Section 253 of the DGCL at a time when the approval of the Merger at a meeting of the stockholders of the Company would otherwise be assured because of the Purchaser’s ownership of a majority of the shares of Company Common Stock following completion of the Offer.

The parties have agreed that any dilutive impact on the value of the shares of Company Common Stock as a result of the issuance of the Top-Up Shares will not be taken into account in any determination of fair value of any shares of Company Common Stock in an appraisal proceeding under Section 262 of the DGCL and that none of the parties will take any position to the contrary in any such proceeding.

This summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Stockholder Support Agreement.

Concurrently with the execution of the Merger Agreement, on December 15, 2011, Parent and the Purchaser entered into the Support Agreement with the Supporting Stockholder, pursuant to which the Supporting Stockholder has agreed, among other things, (i) to tender its shares of Company Common Stock in the Offer, and not withdraw any shares of Company Common Stock so tendered, upon the terms and subject to the conditions of the Support Agreement; (ii) for the time period during which the Support Agreement remains in place, that it will not (A) sell, transfer, pledge, assign or otherwise dispose of any shares of Company Common Stock, (B) grant any proxies or powers of attorney with respect to its shares of Company Common Stock or (C) take any other action inconsistent with the representations and warranties contained in the Support Agreement; (iii) to grant a limited irrevocable proxy to Parent to vote its shares of Company Common Stock solely (A) for the adoption of the Merger Agreement and approval of the Merger and all other actions and agreements in furtherance of the Offer, (B) against approval of any proposal made in opposition to consummation of the Offer and the other transactions contemplated by the Merger Agreement, (C) against any other action, proposal, transaction or agreement that would compete with or interfere with the timely consummation of the Offer or the Merger and (D) as directed by Parent or the Purchaser with respect to any Alternative Proposal (as such term is defined in the Support Agreement); and (iv) to waive (A) any rights of appraisal or rights to dissent from the Merger or (B) any rights to commence or participate in any class action against Parent, the Purchaser or the Company with respect to the Support Agreement, Merger Agreement or consummation of the Offer or the Merger. The Supporting Stockholder also agreed that until the earlier of the Effective Time or the termination of the Merger Agreement, neither the Supporting Stockholder nor any of its representatives shall take any action the Company is prohibited from taking pursuant to the non-solicitation restrictions contained in the Merger Agreement. The shares of Company Common Stock subject to the Support Agreement comprise approximately 27.7% of the outstanding Company Common Stock.

The Support Agreement will terminate upon the earliest to occur of (i) the consummation of the Offer or the Effective Time with respect to all of the Supporting Stockholder’s shares of Company Common Stock, (ii) the termination of the Offer by Parent or the Purchaser on certain terms and conditions in the Offer Documents (as defined in the Support Agreement), (iii) any change or modification by the Company Board to its recommendation to stockholders with respect to the Offer, (iv) the termination of the Merger Agreement in accordance with its terms or (v) upon written notice by the Supporting Stockholder to Parent and the Purchaser after any amendment, waiver or modification to the terms of the Merger Agreement that changes the form of, or decreases the amount of, the Offer Price from that which was set forth in the Merger Agreement as of December 15, 2011.

This summary is qualified in its entirety by reference to the Support Agreement, which is filed as Exhibit (e)(10) hereto and is incorporated herein by reference.

Vote Required to Approve the Merger.

The Company Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if the Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of Company Common Stock, the Purchaser will be able to effect a short-form merger under the DGCL, which means that the Purchaser may effect the Merger without any further action by or vote of the Company’s stockholders.

If the Purchaser acquires, pursuant to the Offer or otherwise, fewer than 90% of the outstanding shares of Company Common Stock, the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock on the record date of the Company stockholder meeting to adopt the Merger Agreement will be required under the DGCL to consummate the Merger. If the Minimum Tender Condition is satisfied and the Purchaser accepts shares of Company Common Stock for payment pursuant to the Offer, Parent, the Purchaser and its other affiliates will hold a sufficient number of shares of Company Common Stock to ensure any requisite approval of the Merger Agreement by the Company’s stockholders under the Company’s certificate of incorporation and the DGCL to consummate the Merger.

Regulatory Approvals.

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until specified information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and specified waiting period requirements have been satisfied. These requirements apply to the Purchaser’s acquisition of the Company Common Stock in the Offer. The required notification under the HSR Act was submitted by the parties on December 21, 2011. Consequently, the required waiting period with respect to the Offer will expire on January 5, 2012, unless earlier terminated.

Under the HSR Act, the purchase of the Company Common Stock in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by the ultimate parent of the Purchaser of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division or extended by a request for additional information or documentary material prior to that time. However, if before the end of the 15 calendar day waiting period, either the FTC or the Antitrust Division issues a request for additional information or documentary material from the Purchaser, the waiting period with respect to the Offer and the proposed Merger will be extended for an additional period of ten calendar days following the date of the Purchaser’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order or with Parent consent. The FTC or the Antitrust Division may terminate the additional ten calendar day waiting period before its expiration. In practice, complying with a request for additional information or documentary material can take a significant period of time.

At any time before or after the purchase of the Company Common Stock by the Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of the Company Common Stock in the Offer and the proposed Merger, the divestiture of the Company Common Stock purchased in the Offer or the divestiture of substantial assets of the Purchaser, the Company or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general and foreign antitrust regulators may also bring legal actions under the antitrust laws under certain circumstances.

Anti-Takeover Statute.

The Company is subject to the provisions of Section 203 of the DGCL, which imposes certain restrictions upon business combinations involving the Company. The following description is not complete and is qualified in its entirety by reference to the provisions of Section 203 of the DGCL. In general, Section 203 of the DGCL prevents a Delaware corporation such as the Company from engaging in a “business combination” (which is defined to include a variety of transactions, including mergers such as the proposed Merger) with an “interested stockholder” for a period of three years following the time such person became an interested stockholder unless:

•	prior to such time the Company Board of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such time the business combination is approved by the Company Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of Section 203 of the DGCL, the term “interested stockholder” generally means any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the corporation, or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person.

A Delaware corporation may elect not to be covered by Section 203 of the DGCL in its original certificate of incorporation or through an amendment to its certificate of incorporation or bylaws approved by its stockholders. An amendment electing not to be governed by Section 203 of the DGCL is not effective until 12 months after the adoption of such amendment (except in the case of a corporation that both (i) has never had a class of voting stock listed on a national securities exchange or held of record by more than 2,000 stockholders, and (ii) has not elected in its original certification or any amendment thereto to be governed by Section 203) and does not apply to any business combination between a Delaware corporation and any person who became an interested stockholder of such corporation on or prior to such adoption. Neither the Company’s Certificate of Incorporation nor Bylaws exclude the Company from the coverage of Section 203 of the DGCL.

The provisions of Section 203 of the DGCL have been satisfied by the approval of the Offer, the Top-Up Option and the Merger by the Company Board.

Appraisal Rights.

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of the Company who have not properly tendered in the Offer and have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to receive appraisal rights for the “fair value” of their shares in accordance with Section 262 of the DGCL. Any such judicial determination of the fair value of such shares could be based upon considerations other than or in addition to the Offer Price and the market value of the shares. The value so determined could be higher or lower than, or the same as, the Offer Price or the consideration paid in the Merger. Moreover, Parent could argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of such shares is less than the Offer Price. When the fair value has been determined, the Delaware Court of Chancery will direct the payment of such value upon surrender by those stockholders of the certificates representing their shares. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merger corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenting stockholder’s exclusive remedy.

In addition, the parties have agreed in the Merger Agreement that, in determining the fair value of any dissenting stockholders’ shares of Company Common Stock pursuant to Section 262 of the DGCL in any proceedings with respect to demands for appraisal under Delaware law, the Surviving Corporation shall not assert that the Top-Up Option, the Top-Up Shares or any cash or promissory note delivered to the Company in payment for the Top-Up Shares should be considered in connection with the determination of the fair value of the shares of Company Common Stock held by dissenting stockholders in accordance with Section 262 of the DGCL.

In the event that any holder of shares of Company Common Stock who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the DGCL, the shares of Company Common Stock of such stockholder will be converted into the right to receive an amount equal to the Offer Price. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights, and consult with their legal and financial advisors.

The obligations of the Company to notify stockholders of their appraisal rights will depend on how the Merger is effected. If a meeting of the Company’s stockholders is held to approve the Merger, the Company will be required to send a notice to each stockholder of record not less than 20 days prior to the meeting to approve the Merger that appraisal rights are available, together with a copy of Section 262 of the DGCL. Within 10 days after the Effective Time, the Surviving Corporation will be required to send a notice that the Merger has become effective to each stockholder who delivered to the Company a demand for appraisal prior to the vote and who did not vote in favor of the Merger. Alternatively, if the Merger is consummated through a short-form procedure, the Surviving Corporation will be required to send a notice within 10 days after the date the Merger has become effective to each stockholder of record on the effective date of the Merger. The notice will inform stockholders of the effective date of the Merger and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of Section 262 of the DGCL. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS. This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO TENDER THEIR SHARES IN TO THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Litigation.

On December 19 and 20, 2011, putative class action complaints were filed by shareholders, on behalf of themselves and others similarly situated, in the Court of Chancery of the State of Delaware against certain directors of the Company, one of whom is an officer (the “Individual Defendants”), Parent, and the Purchaser, relating to the Offer and the Merger. The two cases have been consolidated, upon the agreement of the parties, with the December 20, 2011 suit acting as the operative complaint. The plaintiff stockholder in this consolidated action—captioned In re Morton’s Restaurant Group, Inc. Shareholders Litigation, Case No. 7122-CS—alleges that the Individual Defendants, aided and abetted by Parent and the Purchaser, breached their fiduciary duties by failing to take all reasonably required steps to maximize value to stockholders in the Offer and the Merger, and by engaging in self-dealing by structuring the transaction contemplated by the Merger Agreement to benefit the

Individual Defendants personally and Parent, while disadvantaging other shareholders. Specifically, the complaint alleges that the transaction was timed to coincide with a low stock price that did not accurately reflect the value of the Company so as to prevent shareholders from receiving adequate or fair value for their shares. The complaint further alleges that the consideration offered is unfair and “grossly inadequate” because it fails to take into account, among other things, the Company’s prospects for future growth and earnings and the synergies that Parent could attain through the Merger. In addition, the complaint claims that the process through which the Merger Agreement was negotiated was unfair to stockholders and inadequate because, among other things, it operated to circumvent a stockholder vote on the proposed transaction through an irrevocable Top-Up Option granted to Parent. Plaintiffs also allege that certain deal protection devices contained in the Merger Agreement improperly work to prevent the solicitation or consideration of competing offers to purchase the Company, and that the Merger Agreement therefore lacks an effective mechanism by which the Company Board could receive and/or consider an alternative superior acquisition proposal. As such, plaintiffs allege that the terms of the Merger Agreement prevent the members of the Company Board from exercising their fiduciary duty to make a good faith determination about the viability of potentially superior third party proposals.

Plaintiff asserts two causes of action: (1) a claim against the Individual Defendants for breach of their fiduciary duties and (2) a claim against Parent and the Purchaser for aiding and abetting the Individual Defendants’ breach of their fiduciary duties. Plaintiff seeks injunctive relief and damages, including an injunction from consummating the transaction contemplated by the Merger Agreement, an injunction from initiating defensive measures that would inhibit defendants’ ability to maximize value for the stockholders, rescission of the transaction and the granting of rescissionary damages, an accounting, and attorneys’ and experts’ fees, in addition to other relief.

The December 19, 2011 complaint—captioned Lon Myers v. Morton’s Restaurant Group Inc. et. al—is substantially similar to the operative suit, alleging that the defendants designed the transaction contemplated in the Merger Agreement to be preferential to defendants while disadvantaging Plaintiff and Morton’s stockholders and preventing a stockholder vote on the transaction. No additional allegations or causes of action are contained in the December 19, 2011 complaint.

Three additional suits have been filed in the Court of Chancery of the State of Delaware, captioned Willner v. Morton’s Restaurant Group, Inc. et. al, Puzycki v. Morton’s Restaurant Group, Inc. et. al. (both filed December 21, 2011), and Astor BK Realty Trust v. Artinian et. al. (filed December 22, 2011). These complaints, also putative class actions, contain substantially similar allegations as the consolidated action, assert the same causes of action, and request the same relief.

The Company believes that the Plaintiff’s allegations in each of these actions lack merit and intends to contest them vigorously in court.

A sixth putative class action suit, captioned Lowell v. Morton’s Restaurant Group et. al., was filed on December 23, 2011 in the Circuit Court of Cook County, Illinois. The complaint alleges that the Offer and the Merger were arrived at through an unfair process and that the Merger Agreement provides unfair consideration to stockholders. The suit further alleges that the Individual Defendants breached their fiduciary duties to the stockholders by failing to obtain an adequate value for their shares and by agreeing to preclusive deal protection devices in the Offer and the Merger, including the Top-Up option, which operate to eliminate the solicitation or serious consideration of any alternative offers and effectively bypass a stockholder vote on the Offer and the Merger. The complaint alleges that the Individual Defendants, in negotiating the Offer and the Merger, engaged in self-dealing and structured the transaction to benefit the Individual Defendants personally while disadvantaging stockholders.

Plaintiff asserts three causes of action: (1) a claim against the Individual Defendants for breach of fiduciary duties; (2) a claim against the Company for aiding and abetting the Individual Defendants’ breach of their fiduciary duties; and (3) a claim against Purchaser for aiding and abetting the Individual Defendants’ breach of their fiduciary duties. Plaintiff seeks injunctive relief, including to enjoin the defendants from consummating the proposed transaction, a declaration that the Merger Agreement is unenforceable due to defendants’ breach of their fiduciary duties, rescission of the Merger Agreement, imposition of a constructive trust, attorneys’ and experts’ fees. Plaintiff also requests that the court require the Individual Defendants to commence a sale process that is reasonably designed to obtain the best possible consideration for stockholders. As with the actions in Delaware, the Company believes these allegations to be baseless and intends to defend them vigorously in court.

Certain Company Prospective Financial Information.

The Company does not as a matter of course make public projections as to future performance, earnings or other results beyond the current fiscal year due to the unpredictability of the underlying assumptions and estimates. However, the Company provided to Parent, in connection with its due diligence review, non-public five-year standalone financial forecasts that had been prepared by management for internal planning purposes and that are subjective in many respects. The Company has included below a summary of this five-year forecast (the “Projections”) as well as descriptions of two variations prepared in connection with the exploration of strategic alternatives: a variation of the Projections included in the Confidential Information Memorandum dated April 2011 and in management presentations to potentially interested parties, including Fertitta (“CIM Variation”), and a variation of the Projections to illustrate the effect of additional actions management believed a buyer could take to increase revenue and profitability as a private company that were included in management presentations to potentially interested parties (the “Illustrative Variation”). The Company also provided the Projections, CIM Variation and Illustrative Variation to potentially interested parties in connection with the sales process and each of Jefferies and KBCM had been provided access to all of the foregoing in their capacity as financial advisors to the Company, as described under “Item 4. The Solicitation or Recommendation—Opinions of the Company’s Financial Advisors”. The Projections, CIM Variation and Illustrative Variation were prepared at different times and for different purposes and do not necessarily reflect the Company Board or management’s current expectations for the Company’s operations or results on a go-forward standalone basis. The Projections were prepared in January 2011 in connection with the Company’s annual budgeting process and preparation of the Company’s 2011 operating plan and not in contemplation of a sale transaction. The Projections were also used by the Compensation Committee of the Company Board in setting executive compensation goals for fiscal year 2011. The CIM Variation was prepared in March 2011 to solicit interest from potentially interested parties in connection with the Company’s exploration of strategic alternatives. The Illustrative Variation was prepared in May 2011 to illustrate the effect of additional actions management believed a buyer could take to increase revenue and profitability as a private company. The Company determined, after taking into account economic conditions and other factors, that the Projections, which had been incorporated into the Company’s 2011 operating plan that had been approved by the Company Board, were the most appropriate estimates to be provided to, and relied upon, by the Company’s financial advisors in connection with their financial analysis and providing fairness opinions. The inclusion of the Projections, CIM Variation and Illustrative Variation in this Statement should not be regarded as an indication that the Company, the Company Board, Parent, Jefferies, KBCM or any other recipient of the Projections, CIM Variation and Illustrative Variation considered, or now considers, them to be reliable predictions of future results, and they should not be relied upon as such.

The Projections, CIM Variation and Illustrative Variation have been prepared by, and are the responsibility of, the Company’s management. Neither the CIM Variation nor the Illustrative Variation were presented to or approved by the Company Board. The Projections, CIM Variation and Illustrative Variation were not prepared with a view toward public disclosure and, accordingly, do not necessarily comply with published guidelines of the SEC, guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles (“GAAP”). The Company’s independent registered public accounting firm has not audited, compiled or performed any procedures with respect to the Projections, CIM Variation and Illustrative Variation and does not express an opinion or any form of assurance related thereto. The summary of the Projections, and descriptions of the CIM Variation and Illustrative Variation, are not being included in this Statement to influence a stockholder’s decision whether to tender shares of Company Common Stock in the Offer, but are being included because the Projections, CIM Variation and Illustrative Variation were provided to potentially interested parties in connection with the sales process and each of Jefferies and KBCM had been provided access to all of the foregoing in their capacity as financial advisors to the Company.

The Projections, CIM Variation and Illustrative Variation, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of the Company’s management. Because the Projections, CIM Variation and Illustrative Variation cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The assumptions upon which the Projections, CIM Variation and Illustrative Variation were based necessarily involve judgments with respect to, among other things, future economic, competitive and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The Projections, CIM Variation and Illustrative Variation also reflect assumptions as to certain business decisions that are subject to change. The Projections, CIM Variation and Illustrative Variation may also be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable periods, consumer and business spending and risks and uncertainties relating to the restaurant industry and the Company’s business, including competition, changes in consumer tastes and preferences, the Company’s ability to maintain adequate financing facilities, the Company’s liquidity and capital resources, constraints under the Company’s credit facility, prevailing interest rates and legal and regulatory matters and other factors described in “Item 8. Additional Information—Forward-Looking Statements”. In addition, the Projections, CIM Variation and Illustrative Variation do not reflect any events that could affect the Company’s prospects, changes in general business or economic conditions or any other transaction or event that has occurred since they were prepared, or that may occur and that was not anticipated at the time they were prepared. Many of these matters are beyond the Company’s control and the continuing uncertainty surrounding general economic conditions creates significant uncertainty around the Projections, CIM Variation and Illustrative Variation.

There can be no assurance that the Projections, CIM Variation and Illustrative Variation will be realized, and actual results may vary materially from those shown. The inclusion of the Projections, CIM Variation and Illustrative Variation in this Statement should not be regarded as an indication that the Company or any of its affiliates, advisors, officers, directors or representatives considered or consider the Projections, CIM Variation and Illustrative Variation to be predictive of actual future events, and the Projections, CIM Variation and Illustrative Variation should not be relied upon as such. Neither the Company nor any of its affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the Projections, CIM Variation and Illustrative Variation, and none of them undertakes any obligation to update or otherwise revise or reconcile the Projections, CIM Variation and Illustrative Variation to reflect circumstances existing after the date the Projections, CIM Variation and Illustrative Variation were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Projections, CIM Variation and Illustrative Variation are shown to be in error. The Company does not intend to make publicly available any update or other revision to the Projections, CIM Variation and Illustrative Variation, except as otherwise required by law. Neither the Company nor any of its affiliates, advisors, officers, directors or representatives has made or makes any representation to any stockholder of the Company or other person regarding the ultimate performance of the Company compared to the information contained in the Projections, CIM Variation and Illustrative Variation or that the Projections, CIM Variation and Illustrative Variation will be achieved. The Company has made no representation to Parent, Purchaser or their affiliates, in the Merger Agreement or otherwise, concerning the Projections, CIM Variation and Illustrative Variation. In addition, the Company Board noted in its deliberations with respect to the consideration of the Offer and the Merger that the Company has consistently failed to achieve projected results and the management and the Company Board considered the Projections, CIM Variation and Illustrative Variation difficult to achieve, particularly for fiscal year 2012.

In light of the foregoing factors and the uncertainties inherent in the Projections, CIM Variation and Illustrative Variation, stockholders are cautioned not to place undue, if any, reliance on the Projections, CIM Variation and Illustrative Variation in deciding whether or not to tender shares of Company Common Stock.

The following is a summary of the Projections (dollars in millions):

	Fiscal Year
	2011	2012	2013	2014	2015
# of Restaurants (Year-End)	78	81	85	90	95
Revenue	$326.8	$350.8	$383.6	$424.0	$470.0
Restaurant Level EBITDA	$45.6	$55.8	$64.4	$74.2	$82.2
EBITDA	$28.7	$35.9	$43.6	$51.6	$57.6
Adjusted EBITDA(1)	$29.1	$36.4	$43.9	$52.3	$59.1
Capital Expenditures	$7.2	$16.0	$20.1	$24.4	$25.2

(1)	Adjustments include pre-opening expenses, stock-based compensation, SFAS 13 non-cash rent, charges related to legal settlements and other one-time or non-cash expenses.

Based on actual operating results for fiscal year 2011 to date and other information available to the Company as of the date hereof, the Company does not expect to achieve the results for fiscal year 2012 reflected in the Projections.

In preparing the Projections, the Company made the following key assumptions:

•	Public company operating costs of approximately $1.8 million annually;

•

Comparable restaurant revenue increases of 8.3% in fiscal year 2011 (however, based on actual operating results for fiscal year 2011 to date, the Company expects comparable restaurant revenue increases in fiscal year 2011 to be below that assumed in the Projections);

•	Comparable restaurant revenue increases of 5.0% in fiscal year 2012 and 4.0% in each of fiscal years 2013, 2014 and 2015;

•	Relocating of one restaurant in fiscal year 2011;

•	Opening a total of 17 new restaurants between fiscal year 2012 and 2015;

•	Remodeling a total of 11 restaurants between fiscal year 2011 and 2015; and

•	General and administrative costs as a percent of revenue of 5.1% in fiscal year 2011, 5.5% in fiscal year 2012, 5.4% in fiscal year 2013, 5.2% in fiscal year 2014 and 4.9% in fiscal year 2015.

In considering the Projections you should note that based on actual operating results for fiscal year 2011 to date the Company expects that net income in fiscal year 2011 will be lower than estimated in the Projections due to, among other things, lower sales and the fact that the Projections do not reflect costs incurred by the Company in connection with the Company’s exploration of strategic alternatives.

The CIM Variation included estimated Restaurant Level EBITDA of $68.7 million, $79.5 million and $87.7 million in 2013, 2014 and 2015, respectively, EBITDA of $47.4 million, $56.6 million and $63.2 million in 2013, 2014 and 2015, respectively, and Adjusted EBITDA of $46.9 million, $55.9 million and $63.1 million in 2013, 2014 and 2015, respectively. EBITDA and Adjusted EBITDA estimates for 2013-2015 in the CIM Variation were higher than the Projections based on the elimination of public company operating costs of approximately $1.8 million per year and higher Restaurant Level EBITDA expected to be generated from higher profit margins at new restaurants compared to the Projections. The CIM Variation estimates for fiscal year 2011 also reflected actual results for fiscal year 2011 as of the date they were prepared.

The Illustrative Variation estimated Restaurant Level EBITDA of $72.1 million, $84.4 million and $93.6 million in 2013, 2014 and 2015, respectively, EBITDA of $50.7 million, $61.5 million and $69.1 million in 2013, 2014 and 2015, respectively, and Adjusted EBITDA of $50.2 million, $60.8 million and $69.0 million in 2013, 2014 and 2015, respectively. The EBITDA and Adjusted EBITDA estimates for 2013-2015 in the Illustrative Variation were higher than the Projections based on the elimination of public company operating costs as well as the closure of six restaurants, opening of 11 new restaurants and relocation of seven restaurants compared to the assumptions regarding restaurant openings in the Projections. The Illustrative Variation assumed substantial capital expenditures by the Company to open new restaurants and upgrade and relocate existing restaurants that would exceed the amount of capital expenditures permitted by the Company under its existing credit facility. Furthermore, the Illustrative Variation was refined to consider that some of the new restaurants would be outside of the United States and have higher revenue and Restaurant Level EBITDA. The Illustrative Variation estimates for fiscal year 2011 also reflected actual results for fiscal year 2011 as of the date they were prepared.

The following table presents a reconciliation of each of EBITDA, Adjusted EBITDA and Restaurant Level EBITDA to net income in the summary of the Projections for the periods presented:

Reconciliation of EBITDA, Adjusted EBITDA and Restaurant Level EBITDA to Net Income

(dollars in millions)
	Fiscal Year
	2011	2012	2013	2014	2015
Net Income	$9.4	$14.8	$21.5	$27.1	$31.3
Plus:
Interest expense, net	$5.2	$4.1	$3.4	$2.9	$2.1
Income tax expense	$3.1	$5.1	$5.5	$6.9	$8.0
Depreciation	$10.5	$11.4	$12.6	$14.1	$15.5
Minority Interest	$0.5	$0.5	$0.6	$0.6	$0.7
EBITDA	$28.7	$35.9	$43.6	$51.6	$57.6
Plus:
Pre-opening costs	$0.3	$1.8	$2.5	$3.3	$3.4
Amortization of straight-line rent	$(1.3)	$(2.3)	$(3.2)	$(4.0)	$(3.7)
Stock-based compensation expense	$1.4	$1.0	$1.0	$1.4	$1.8
Adjusted EBITDA	$29.1	$36.4	$43.9	$52.3	$59.1
Plus:
General and administrative expenses	$16.5	$19.4	$20.5	$21.9	$23.2
Restaurant Level EBITDA	$45.6	$55.8	$64.4	$74.2	$82.3

The Company included EBITDA, Adjusted EBITDA and Restaurant Level EBITDA in the Projections because these measures are supplemental information used by management in its financial and operational decision-making and included these measures in the CIM Variation and Illustrative Variation because they are among the primary metrics that would be used by prospective buyers to evaluate pricing in a potential acquisition. Restaurant Level EBITDA removes the impact of general and administrative expenses, which are not incurred at the restaurant level, and the costs of opening new stores, which are non-recurring at the restaurant level, and thereby are intended to enable the comparability of the operating performance of stores for the periods presented. However, these metrics are non-GAAP financial measures that are subject to significant limitations as analytical tools, and readers should not consider them in isolation or as a substitute for GAAP financial measures. Among other limitations, in considering EBITDA, Adjusted EBITDA and Restaurant Level EBITDA in connection with the Projections, CIM Variation and Illustrative Variation, readers should understand that EBITDA, Adjusted EBITDA and Restaurant Level EBITDA do not include interest expenses or taxes. Interest expense and the cash required to service interest or principal payments on existing indebtedness or indebtedness that the Company may incur in the future may have a significant impact on the Company’s future net income and cash flows. Similarly, future tax payments may represent a significant use of the Company’s cash and may significantly affect the Company’s future net income. In addition, Adjusted EBITDA as used in the Projections on the one hand and the CIM Variation and Illustrative Variation on the other hand contained different adjustments to EBITDA.

In considering EBITDA, Adjusted EBITDA and Restaurant Level EBITDA in connection with the Projections, CIM Variation and Illustrative Variation, please be aware that net income, rather than operating income, is the most directly comparable GAAP financial measure. You should not unduly rely on EBITDA, Adjusted EBITDA or Restaurant Level EBITDA in evaluating the Projections, CIM Variation and Illustrative Variation, and should consider EBITDA, Adjusted EBITDA and Restaurant Level EBITDA only after considering the potential impact of, and variance in, interest expense, tax payments going forward and the adjustments set forth in the reconciliation to net income in the table above.

In considering the reconciliation of Restaurant Level EBITDA to net income, you should recognize that this measure is intended solely as a measure of comparable-store performance and eliminates certain non-recurring and corporate expenses.

Forward-Looking Statements.

This Statement contains forward-looking statements that involve significant risks and uncertainties.

Certain statements made in this Statement that reflect management’s expectations regarding future events and economic performance are forward-looking in nature and, accordingly, are subject to risks and uncertainties. These forward-looking statements include without limitation statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; projected financial information; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. These forward-looking statements are only predictions based on the Company’s current expectations and projections about future events. Important factors could cause the Company’s actual results, level of activity, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. These factors include those risk factors set forth in filings with the SEC, including the Company’s annual and quarterly reports, and the following: uncertainties as to the timing of the closing of the Offer and the Merger: uncertainties as to how many of the Company’s stockholders will tender their shares of Company Common Stock in the Offer; risks that the Offer and the Merger will not close because of a failure to satisfy (or to have waived) one or more of the closing conditions and that the Company’s business will have been adversely impacted during the pendency of the Offer; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; risks that stockholder litigation in connection with the Offer and the Merger may result in significant costs of defense, indemnification and liability; and the risk that competing offers will be made.

These risks are not exhaustive and may not include factors which could adversely impact the Company’s business and financial performance. Other factors that may cause actual results to differ materially include those set forth in the reports that the Company files from time to time with the Securities and Exchange Commission, including our annual report on Form 10-K for the fiscal year ended January 2, 2011 and quarterly and current reports on Form 10-Q and 8-K. Moreover, the Company operates in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for the Company’s management to predict all risk factors, nor can it assess the impact of all factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Although the Company believes the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. All forward-looking statements are made only as of the date they are made and you should not rely upon forward-looking statements as predictions of future events. The Company does not undertake any responsibility to update any of these forward-looking statements to conform its prior statements to actual results or revised expectations.

ITEM 9.	EXHIBITS.

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated December 30, 2011 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of the Purchaser, filed with the Securities and Exchange Commission on December 30, 2011 (the “Schedule TO”)).

(a)(2)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(3)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(6)	Press Release issued by the Company, dated December 16, 2011 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 16, 2011).

(a)(7)	Joint Press Release, dated December 30, 2011 (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO).

(a)(8)	Opinion of Jefferies, dated December 15, 2011 (included as Annex I to this Schedule 14D-9).

(a)(9)	Opinion of KBCM, dated December 15, 2011 (included as Annex II to this Schedule 14D-9).

(a)(10)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (included as Annex III to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated as of December 15, 2011, by and among Parent, the Purchaser, CJAC, FEI and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 19, 2011).

(e)(2)	Confidentiality Agreement, dated as of July 14, 2011, by and between Landry’s, Mr. Fertitta, on behalf of himself and his affiliates, and the Company.

(e)(3)	Employment Agreement effective as of January 25, 2011, between the Company and Christopher J. Artinian (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 31, 2011).

(e)(4)	Employment Agreement effective as of January 25, 2011, between the Company and Ronald M. DiNella (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 31, 2011).

(e)(5)	Form of the Transaction Bonus Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 1, 2011).

(e)(6)	Change of Control Termination Protection Agreement, dated as of March 31, 2011, between the Company and Scott D. Levin (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 31, 2011).

(e)(7)	Form of Employment Agreement Amendments (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 19, 2011).

(e)(8)	Form of Transaction Bonus Amendment (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 19, 2011).

Exhibit No.	Description

(e)(9)	Change of Control Termination Protection Agreement Amendment, dated as of December 15, 2011, between the Company and Scott D. Levin (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 19, 2011).

(e)(10)	Stockholder Support Agreement, dated as of December 15, 2011, between Parent, Purchaser and the Supporting Stockholder (incorporated by reference to Exhibit 2 to the Amendment to Schedule 13D filed by the Supporting Stockholder and certain related parties with the Securities and Exchange Commission on December 19, 2011).

Annex I—Opinion Letter of Jefferies & Company, Inc., dated December 15, 2011

Annex II—Opinion Letter of KeyBanc Capital Markets, dated December 15, 2011

Annex III—Information Statement, dated December 30, 2011

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MORTON’S RESTAURANT GROUP, INC. a Delaware corporation

Dated: December 30, 2011	By:
/s/ CHRISTOPHER J. ARTINIAN
Christopher J. Artinian
Chief Executive Officer, President and Director

Annex I

December 15, 2011

The Board of Directors of Morton’s Restaurant Group, Inc.

325 North LaSalle Street Suite 500

Chicago, IL 60654

Members of the Board:

We understand that Morton’s Restaurant Group, Inc., a Delaware corporation (the “Company”), Fertitta Morton’s Restaurant, Inc., a Delaware corporation (“Parent”), Fertitta Morton’s Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”), Claim Jumper Acquisition Company, LLC and Fertitta Entertainment, Inc. propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which (i) Purchaser would commence a tender offer (the “Tender Offer”) to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”), at a price per share of $6.90 (the “Consideration”), and (ii) following the consummation of the Tender Offer, Purchaser would merge with and into the Company surviving as a wholly-owned subsidiary of Parent (the “Merger” and together with the Tender Offer, the “Transaction”). Pursuant to the terms of the Merger Agreement, each share of Common Stock that is not tendered and accepted pursuant to the Tender Offer (other than shares of Common Stock owned by the Company, Parent, Purchaser and their respective affiliates, immediately prior to the effective time of the Merger, all of which will be cancelled, or as to which dissenters’ rights have been properly exercised), would be converted into the right to receive the Consideration. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to such holders (other than Parent, Purchaser and their respective affiliates).

In arriving at our opinion, we have, among other things:

(i)	reviewed a draft dated December 2, 2011 of the Merger Agreement;

(ii)	reviewed certain publicly available financial and other information about the Company;

(iii)	reviewed certain information furnished to us by the Company’s management, including financial forecasts and analyses, relating to the business, operations and prospects of the Company;

(iv)	held discussions with members of senior management of the Company concerning the matters described in clauses (ii) and (iii) above;

(v)	reviewed the share trading price history and valuation multiples for the Common Stock and compared them with those of certain publicly traded companies that we deemed relevant;

(vi)	compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that we deemed relevant; and

(vii)	conducted such other financial studies, analyses and investigations as we deemed appropriate.

In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by the Company or that was publicly available to us (including, without limitation, the information described above), or that was otherwise reviewed by us. We have relied on assurances of the management of the Company that it is not aware of any facts or circumstances that would make such information inaccurate or misleading. In our review, we did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did we conduct a physical inspection of any of the properties or facilities of, the Company, nor have we been furnished with any such evaluations or appraisals of such physical inspections, nor do we assume any responsibility to obtain any such evaluations or appraisals. We have assumed that the representations and warranties of all of the parties contained in the Merger Agreement are true and correct, that each of the parties will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Transaction will be satisfied without waiver or amendment thereof.

With respect to the financial forecasts provided to and examined by us, we note that projecting future results of any company is inherently subject to uncertainty. The Company has informed us, however, and we have assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company. We express no opinion as to the Company’s financial forecasts or the assumptions on which they are made.

Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

We have made no independent investigation of any legal or accounting matters affecting the Company, and we have assumed the correctness in all respects material to our analysis of all legal and accounting advice given to the Company and its Board of Directors, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement to the Company and its stockholders. In addition, in preparing this opinion, we have not taken into account any tax consequences of the transaction to any holder of Common Stock. We have assumed that the final form of the Merger Agreement will be substantially similar to the last draft reviewed by us. We have also assumed that in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, Parent or the contemplated benefits of the Transaction.

In October of 2011, Parent advised us that its original lender had elected not to proceed and that it was unable to obtain the financing required to support its final bid and requested that Jefferies consider providing such financing. At the direction of the Board, Jefferies investigated whether it would be able to provide such financing and concluded that it could do so with the consent of the Board, which was given. As a result, Jefferies agreed to participate in the debt financing process and ceased substantive participation in the sale process, which was conducted by a separate financial advisor since October 26, 2011.

It is understood that our opinion is for the use and benefit of the Board of Directors of the Company in its consideration of the Transaction, and our opinion does not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to the Company, nor does it address the underlying business decision by the Company to engage in the Transaction or the terms of the Merger Agreement or the documents referred to therein. Our opinion does not constitute a recommendation as to whether any holder of shares of Common Stock should tender such shares with respect to, or how any holder of shares of Common Stock should vote on, the Transaction or any matter

2

related thereto. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of shares of Common Stock. We express no opinion as to the price at which shares of Common Stock will trade at any time. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable or to be received by any of the Company’s officers, directors or employees, or any class of such persons, in connection with the Transaction relative to the Consideration to be received by holders of shares of Common Stock. Our opinion has been authorized by the Fairness Committee of Jefferies & Company, Inc.

We have been engaged by the Company to act as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a portion of which, to the extent not offset by fees payable to the Company’s other financial advisor, is payable upon delivery of this opinion and a significant portion of which is payable contingent upon consummation of the Transaction. We also will be reimbursed for expenses incurred. The Company has agreed to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement. We have also been engaged to provide financing to parent and/or Purchaser in connection with the closing of the transactions contemplated by the Merger Agreement, for which we will receive significant compensation. We have, in the past, provided financial advisory and financing services to the Company and Parent, and their respective affiliates, and may continue to do so and have received, and may receive, fees for the rendering of such services. In connection with providing those services to Parent and its affiliates, we have received approximately $26 million in fees since January 2009. In the ordinary course of our business, we and our affiliates may trade or hold securities of the Company or Parent and/or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in those securities. In addition, we may seek to, in the future, provide financial advisory and financing services to the Company, Parent or entities that are affiliated with the Company or Parent, for which we would expect to receive compensation. Except as otherwise expressly provided in our engagement letter with the Company, our opinion may not be used or referred to by the Company, or quoted or disclosed to any person in any matter, without our prior written consent.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to such holders (other than Parent, Merger Sub and their respective affiliates).

Very truly yours,

JEFFERIES & COMPANY, INC.

3

Annex II

December 15, 2011

Board of Directors

of Morton’s Restaurant Group, Inc.

325 North LaSalle Street

Suite 500

Chicago, IL 60654

Ladies and Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the issued and outstanding shares of common stock, $0.01 par value per share (the “Common Stock”) of Morton’s Restaurant Group, Inc. (the “Company”) of the Consideration (as defined below) to be received by these holders pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) to be entered into by and among the Company. Fertitta Morton’s Restaurant, Inc., a Delaware corporation, (“Parent”), Fertitta Morton’s Acquisition, Inc., a Delaware corporation and, a wholly owned subsidiary of Parent (“Purchaser”), Claim Jumper Acquisition Company, LLC (“CJAC”) and Fertitta Entertainment, Inc. (“FEI”).

You have advised us that, under the terms of the Merger Agreement, Parent will cause (i) Purchaser to commence a tender offer (the “Tender Offer”) for all of the issued and outstanding shares of Common Stock pursuant to which Purchaser will pay $6.90 per share in cash (the “Offer Price”) for each share of Common Stock accepted in the Tender Offer; and (ii) following completion of the Tender Offer, the merger (the “Merger” and, together with the Tender Offer, the “Transaction”) of Purchaser with and into the Company, as a result of which the Company would become a wholly-owned subsidiary of Parent and each issued and outstanding share of Common Stock will be converted into the right to receive, and become exchangeable for, $6.90 in cash (such consideration or if the Offer Price shall be greater, such higher price, together with the Offer Price, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

KeyBanc Capital Markets Inc. (“KBCM”), as part of its investment banking business, is customarily engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

In connection with rendering this opinion, we have reviewed and analyzed, among other things, the following: (i) a draft of the Merger Agreement, dated December 15, 2011, which we understand to be in substantially final form; (ii) certain publicly available information concerning the Company, including the Annual Reports on Form 10-K of the Company for the years ended January 4, 2009, January 3, 2010 and January 2, 2011, and the Quarterly Reports on Form 10-Q of the Company for the quarters ended April 3, 2011, July 3, 2011 and October 2, 2011; (iii) certain other internal information, primarily financial in nature, including projections, concerning the business and operations of the Company furnished to us by the Company for purposes of our analysis; (iv) certain publicly available information concerning the trading of, and the trading market for, the Common Stock; (v) certain publicly available information concerning Parent, and its financing sources; (vi) certain publicly available information with respect to certain other publicly traded companies that we believe to be comparable to the Company and the trading markets for certain of such other companies’

KeyBanc Capital Markets is a trade name under which corporate and investment banking products and services of KeyCorp and its subsidiaries, KeyBanc Capital Markets Inc., Member NYSE/FINRA/SIPC, and KeyBank National Association (“KeyBank N.A.”) are marketed. Securities products and services are offered by KeyBanc Capital Markets Inc. and its licensed securities representatives, who may also be employees of KeyBank N.A. Banking products and services are offered by KeyBank. N.A.

Board of Directors

of Morton’s Restaurant Group, Inc.

12/15/11

securities; and (viii) certain publicly available information concerning the nature and terms of certain other transactions that we consider relevant to our inquiry. We have also met with certain officers and employees of the Company to discuss the business and prospects of the Company, as well as other matters we believe relevant to our inquiry, and considered such other data and information we judged necessary to render our opinion.

In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to or otherwise reviewed by or discussed with us or publicly available and have assumed and relied upon the representations and warranties of the Company, Parent, Purchaser and CJAC contained in the Merger Agreement. We have not been engaged to, and have not independently attempted to, verify any of such information. We have also relied upon the management of the Company as to the reasonableness and achievability of the financial and operating projections (and the assumptions and bases therefor) provided to us and, with your consent, we have assumed that such projections were reasonably prepared and reflect the best currently available estimates and judgments of the Company. We have not been engaged to assess the reasonableness or achievability of such projections or the assumptions on which they were based and express no view as to such projections or assumptions. In addition, we have not conducted a physical inspection or appraisal of any of the assets, properties or facilities of the Company nor have we been furnished with any such evaluation or appraisal. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without material adverse effect on the Company or the Transaction.

We have not been asked to, nor do we, offer any opinion as to the material terms of the Merger Agreement or the form of the Transaction, In rendering our opinion, we have assumed, with your consent, that the final executed form of the Merger Agreement does not differ in any material respect from the draft that we have examined, and that the conditions to the Transaction as set forth in the Merger Agreement would be satisfied and that the Transaction would be consummated on a timely basis in the manner contemplated by the Merger Agreement.

It should be noted that this opinion is based on economic and market conditions and other circumstances existing on, and information made available as of, the date hereof and does not address any matters subsequent to such date. In addition, our opinion is, in any event, limited to the fairness, as of the date hereof, from a financial point of view, of the Consideration to be received by the holders of the Company’s Common Stock pursuant to the Merger Agreement and does not address the Company’s underlying business decision to effect the Transaction or any other terms of the Transaction. It should be noted that although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm our opinion. This opinion has been approved by a fairness committee of KBCM.

We will receive a fee from the Company in connection with the delivery of this opinion. In addition, the Company has agreed to pay us retainer fees, certain of which are accelerated upon consummation of a Transaction, and has agreed to reimburse us for certain expenses and to indemnify us under certain circumstances. In the ordinary course of our business, we may actively trade securities of the Company for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this opinion was prepared for the information and assistance of the Board of Directors of the Company in its evaluation of the proposed Transaction. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender shares of Common Stock into the tender offer contemplated by the Merger Agreement or how such stockholder should vote at any stockholders’ meeting held in connection with the Transaction. In addition, we do not express any opinion as to the fairness of the amount or the nature of the compensation now paid or to be paid to any of the Company’s

Board of Directors

of Morton’s Restaurant Group, Inc.

12/15/11

officers, directors or employees, or class of such persons, relative to the compensation to public shareholders of the Company.

Based upon and subject to the foregoing and such other matters as we consider relevant, it is our opinion that as of the date hereof, the Consideration to be received pursuant to the Merger Agreement is fair, from a financial point of view, to the stockholders of the Company.

Very truly yours,

KEYBANC CAPITAL MARKETS INC.

Annex III

MORTON’S RESTAURANT GROUP, INC.

325 North LaSalle Street, Suite 500,

Chicago, Illinois 60654

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE

REQUESTED NOT TO SEND US A PROXY

Morton’s Restaurant Group, Inc. (“Morton’s Restaurant Group,” “MRG,” the “Company,” “we” or “our”) is mailing this Information Statement on or about December 30, 2011 to holders of our common stock as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”). The Schedule 14D-9 relates to our position with respect to the tender offer by Fertitta Morton’s Acquisition, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Fertitta Morton’s Restaurants, Inc., a Delaware corporation (“Parent”), for all of our issued and outstanding shares of common stock. You are receiving this Information Statement in connection with the possible election of persons designated by Parent to at least a majority of the seats on our Board of Directors (the “Board” or “Board of Directors”). Such designation is to be made pursuant to the Agreement and Plan of Merger, dated as of December 15, 2011, by and among the Company, Parent, Purchaser, Fertitta Entertainment, Inc. and Claim Jumper Acquisition Company, LLC (“CJAC”) (the “Merger Agreement”), in the event that applicable law requires the Merger Agreement to be adopted by the Company’s stockholders.

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer to purchase all of our issued and outstanding shares of Common Stock, par value $0.01 per share, (the “Company Common Stock”) at a price of $6.90 per share, net to the holder in cash without interest and less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated December 30, 2011 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments or supplements, collectively, constitute the “Offer”). The initial expiration date of the Offer is 12:00 midnight, New York City time, on January 31, 2012, subject to extension in certain circumstances as required or permitted by the Merger Agreement. At that time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all shares validly tendered pursuant to the Offer and not validly withdrawn. Copies of the Offer to Purchase and the related Letter of Transmittal have been mailed with the Schedule 14D-9 to holders of the Company Common Stock and are filed as exhibits to the Schedule 14D-9 filed by the Company with the Securities and Exchange Commission (the “SEC”) on December 30, 2011.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, in connection with the appointment of Parent’s designees to our Board. You are urged to read this Information Statement carefully. You are not, however, required to take any action. The information contained in this Information Statement, including information incorporated herein by reference, concerning Parent and Purchaser’s designees has been furnished to us by Parent, and we assume no responsibility for the accuracy or completeness of such information.

PARENT DESIGNEES

The Merger Agreement provides that, in the event that the adoption of the Merger Agreement by the Company’s stockholders is required by law, upon acceptance for payment of shares pursuant to and subject to the conditions of the Offer, Parent shall be entitled to designate, from time to time, to serve on the Board, such number of directors (the “Board Designees”) as will give Parent representation equal to at least that number of directors (rounded up to the next whole number) equal to the product of (i) the total number of directors on the Board (giving effect to the election or appointment of any additional directors described in this paragraph) and (ii) the percentage that the number of shares beneficially owned by Parent and/or Purchaser (including all shares accepted for payment pursuant to the Offer) bears to the number of shares outstanding. Subject to applicable law, we have agreed to take, upon Parent’s request, all action requested by Parent necessary to cause Parent’s designees to be elected or appointed to the Board, including (at the election of Parent) obtaining resignations of incumbent directors and, subject to our certificate of incorporation and bylaws, increasing the size of the Board, provided that, at all times prior to the consummation of the merger contemplated by the Merger Agreement (the “Merger”), the Board shall include at least three directors who were members of the Board on the date of the Merger Agreement and who are independent for purposes of Rule 10A-3 under the Securities Exchange Act of 1934 (the “Exchange Act”), as amended and applicable requirements of the New York Stock Exchange (the “Continuing Directors”). In the event that, prior to the consummation of the Merger, if the number of Continuing Directors is reduced below three for any reason, the remaining Continuing Director(s) shall be entitled to designate an individual or individuals to fill such vacancy who shall be deemed to be Continuing Directors for purposes of the Merger Agreement or, if no Continuing Directors then remain, the other directors shall promptly (and in any event within ten business days) designate three individuals to fill such vacancies who are independent for purposes of Rule 10A-3 under the Exchange Act and applicable requirements of the New York Stock Exchange, and such individuals shall be deemed to be Continuing Directors for purposes of the Merger Agreement; provided, that if no such Continuing Director is appointed in such time period, Parent shall designate such Continuing Director(s). Moreover, the Company will cause individuals designated by Parent to constitute the number of members, rounded up to the next whole number, on each committee of the Board, each board of directors of each subsidiary of the Company, and each committee of the board of each subsidiary that represents the same percentage as the individuals represent on the Board.

Following the election or appointment of the Board Designees and until the consummation of the Merger, the approval of a majority of the Continuing Directors shall be required to authorize, among other things: (i) any amendment or termination of the Merger Agreement by the Company requiring action by the Board, (ii) any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser or (iii) waiver of any of the Company’s rights thereunder.

Information with Respect to Board Potential Designees

Parent has informed us that it will choose its designees to the Board from among the persons identified below. The following paragraphs set forth, with respect to each individual who may be designated by Parent as a designee, the name, age of the individual as of the date hereof, and such individual’s present principal occupation and employment history during the past five years.

The business address of each such potential designee is 1510 West Loop South, Houston, Texas 77027.

Tilman J. Fertitta, age 54, has served as the President and Chief Executive Officer of Landry’s, Inc. (“Landry’s”) since 1987 and as a director of Landry’s since 1993. In 1988, he became the controlling stockholder and assumed full responsibility for all of Landry’s operations. Prior to serving as the President and Chief Executive Officer of Landry’s, Mr. Fertitta devoted his full time to the control and operation of a hospitality and development company.

Steven L. Scheinthal, age 50, has served as the Executive Vice President or Vice President of Administration, General Counsel and Secretary of Landry’s since September 1992 and as a director of Landry’s since 1993. Prior to joining Landry’s, he was a partner in the law firm of Stumpf & Falgout in Houston, Texas. He has been licensed to practice law in the state of Texas since 1984.

Richard H. Liem, age 58, serves as the Executive Vice President and Chief Financial Officer of Landry’s, has served as Executive Vice President since May 2007 and Chief Financial Officer since June 2004 and has been a director of Landry’s since 2009. From June 2004 to May 2007, Mr. Liem also served as Senior Vice President of Finance. He started with Landry’s in 1999 as the Vice President of Accounting and Corporate Controller. Mr. Liem joined Landry’s from Carrols Corporation, a restaurant company located in Syracuse, NY, where he was the Vice President of Financial Operations from 1994 to 1999. He was with the audit division of Price Waterhouse, L.L.P. from 1983 to 1994. Mr. Liem is a certified public accountant.

Michael S. Chadwick, age 60, has been engaged in the commercial and investment banking businesses since 1975. From 1988 to 1994, Mr. Chadwick was President of Chadwick, Chambers & Associates, Inc., a private merchant investment banking firm in Houston, Texas, which he founded in 1988. From 1994 to 2009, Mr. Chadwick was Senior Vice President and a Managing Director in the Corporate Finance Group of Sanders Morris Harris, an investment banking and financial advisory firm. Mr. Chadwick joined Growth Capital Partners, a boutique investment and merchant banking firm serving the middle market. Mr. Chadwick has served as a director of Landry’s since 2001.

Parent has informed us that each of the persons listed above who may be chosen has consented to act as a director of the Company, if so designated.

Parent has informed us that, to the best of its knowledge, none of the persons listed above (1) is currently a director of, or holds any position with, the Company, or (2) has a familial relationship with any directors or executive officers of the Company. We have been advised that, to the best knowledge of Parent, except as disclosed in the Offer to Purchase, none of the persons listed above beneficially owns any equity securities (or rights to acquire such equity securities) of the Company and none has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Parent has informed us that, except as disclosed in the Offer to Purchase, to the best of its knowledge, none of the persons listed above has been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or has been a party to any judicial or administrative proceeding during the past ten years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

It is expected that, in the event that applicable law requires the Merger Agreement to be adopted by the Company’s stockholders, Parent’s designees may assume office at any time following the purchase by Purchaser of shares pursuant to the Offer, which purchase cannot be earlier than 12:00 midnight, New York City time, on January 31, 2012, and that, upon assuming office, Parent’s designees will thereafter constitute at least a majority of our Board. It is currently not known which of our current directors would resign, if any.

INFORMATION CONCERNING OUTSTANDING SECURITIES

As of December 28, 2011, the Company had outstanding 16,901,266 shares of common stock, par value $.01 per share (“Common Stock”). The Common Stock constitutes the only class of our securities that is entitled to vote at a meeting of our shareholders.

In February 2010, the Company issued 1,200,000 shares of Series A Convertible Preferred Stock with a par value of $0.01 per share (“Preferred Stock”). The Preferred Stock has no voting rights.

INFORMATION REGARDING BOARD OF DIRECTORS AND COMMITTEES

Our certificate of incorporation provides for the classification of the Board into three classes, each class consisting, as nearly as possible, of one-third of the total number of directors constituting the entire Board. The current term of office of the Class I directors will expire at the 2012 annual meeting; the current term of office of the Class II directors will expire at the 2013 annual meeting; and the current term of office of the Class III directors will expire at the 2014 annual meeting (in each case, when their respective successors are duly elected and qualified).

Our certificate of incorporation and by-laws provide that the Board shall consist of not less than three nor more than thirteen directors. Williams C. Anton, Christopher J. Artinian, John K. Castle, Dr. John J. Connolly, Robert A. Goldschmidt, Alan A. Teran, Stephen E. Paul, David B. Pittaway, Dianne H. Russell and Zane Tankel currently serve as directors.

The following table sets forth the names of each director, including the year in which their terms expire, along with their ages and the year first elected as a director. Their present positions, principal occupations and public company directorships held in the past five or more years are discussed in the individual biographies following this table.

Name	Age	Director Since	Year Term Expires and Class
William C. Anton	70	October 2007	2012 Class I
Christopher J. Artinian	42	February 2010	2012 Class I
John K. Castle	71	February 2006	2012 Class I

Dr. John J. Connolly	71	February 2006	2013 Class II
Robert A. Goldschmidt	74	February 2006	2013 Class II
Alan A. Teran	66	February 2006	2013 Class II

Stephen E. Paul	44	February 2006	2014 Class III
David B. Pittaway	60	February 2006	2014 Class III
Dianne H. Russell	68	February 2006	2014 Class III
Zane Tankel	71	February 2006	2014 Class III

Each of our directors brings extensive management and leadership experience gained through their service to diverse businesses. In these roles, they have taken hands-on, day-to-day responsibility for strategy and operations, including management of capital. In addition, most current directors bring board experience acquired by either significant experience on other boards or long service on our board that broadens their knowledge of board policies and processes, rules and regulations, issues and solutions. Further, each director has civic and community involvement that mirrors our Company’s values emphasizing personal service and relationships. The Nominating/Corporate Governance Committee’s process to recommend qualified director candidates is described under “Nominating/Corporate Governance Committee.” In the paragraphs below, we describe specific individual qualifications and skills of our directors that contribute to the overall effectiveness of our Board and its committees.

William C. Anton has been a director of the Company since October 2007. He is Chairman and Chief Executive Officer of Anton Enterprises, Inc. He is Chairman (retired) of Anton Airfood, Inc., the airport foodservice company he founded in 1989. He is also the Managing Partner of Anton Venture Capital Fund, LLC. He serves on the Board of Directors of Air Chef Corporation, the leading private aviation catering firm in North America. He also serves on the Board of Trustees of Media Research Corporation. Mr. Anton is the Chairman Emeritus of the Board of Trustees of the Culinary Institute of America. He also serves on the Board of Trustees of the William F. Harrah College—University of Nevada in Las Vegas. He also serves on the Board of Trustees of the National Restaurant Association Education Foundation. In addition, he serves on the Board of the British Restaurant Association. He is a member of the Board of Governors of the Thalians Foundation for Mental Health at Cedars-Sinai. Mr. Anton is considered a leader in the food service industry over the last 20 years and has extensive experience on other boards.

Christopher J. Artinian has been a director of the Company since his appointment in February of 2010. He joined the Company in 1995 and has been instrumental in his various roles in restaurant operations, working his way up within the Company throughout his 16 years at Morton’s, while being responsible for opening many new

Morton’s steakhouses. Mr. Artinian began his career in the pantry kitchen at Morton’s New York City, and was eventually promoted to General Manager. In 2002, he was promoted to Regional Director of Operations, and in 2004, was promoted to Vice President of East Coast Operations. Mr. Artinian attended Villanova University, and is a longtime supporter of the March of Dimes, Rotary Club and various charities related to children with Cochlear Implants. Over the last 15 years, Mr. Artinian has held leadership roles with the Company. He has detailed knowledge and valuable perspective and insights regarding our business and has primary responsibility for development and implementation of our business strategy.

John K. Castle has been a director of the Company since February 2006 and from October 2002 to August 2007, was a member of the board of advisors of Morton’s Holdings, LLC (“MHLLC”), which was previously our parent company. Mr. Castle was also a director from December 1988 through July 2002. Mr. Castle is Chairman and Chief Executive Officer of Castle Harlan, Inc. Immediately prior to forming Castle Harlan, Inc. in 1986, Mr. Castle was President and Chief Executive Officer of Donaldson, Lufkin & Jenrette, Inc., one of the nation’s leading investment banking firms. At that time, he also served as a director of the Equitable Life Assurance Society of the U.S. Mr. Castle is a board member of various private equity companies. Mr. Castle has also been elected to serve as a Life Member of the Corporation of the Massachusetts Institute of Technology. He has served for twenty-two years as a trustee of New York Medical College, including eleven of those years as Chairman of the Board. He is also a member of The New York Presbyterian Hospital Board of Trustees. Mr. Castle received his bachelor’s degree from the Massachusetts Institute of Technology, his M.B.A. as a Baker Scholar with High Distinction from Harvard, and has two Honorary Doctorate Degrees of Humane Letters. Mr. Castle is the Chairman and Chief Executive Officer of our largest stockholder. He has extensive experience and familiarity with the Company, which dates back to 1988, in addition to his substantial experience in our industry and with other similarly sized companies, both as an owner and board member. He has significant operational, financial, investment and private equity experience from his involvement in Castle Harlan, Inc. and its investments in numerous portfolio companies and has played an active role in overseeing those businesses.

Dr. John J. Connolly has been a director of the Company since February 2006 and from February 2003 to August 2007, was a member of the board of advisors of MHLLC, which was previously our parent company. Dr. Connolly previously served as a director from October 1994 through July 2002. He has been the President and Chief Executive Officer of Castle Connolly Medical Ltd. since 1992, President of Castle Connolly Graduate Medical Publishing, Ltd. and Vice Chairman of Castle Connolly LifeStream MD. He previously served as President and Chief Executive Officer of New York Medical College for over ten years. He served on the President’s Advisory Council of the United Hospital Fund, as a member of the board of advisors of the Whitehead Institute. He also has served as Chairman of the Board of Trustees of St. Francis Hospital in Poughkeepsie and was the first Chairman of the Dutchess County Industrial Development Agency. He is a fellow of the New York Academy of Medicine, a director of the Northeast Business Group on Health and is a founder and past Chairman of the American Lyme Disease Foundation. Dr. Connolly serves as a Trustee Emeritus and past Chairman of the Board of the Culinary Institute of America and is a former director and past Chairman of the Board of the Professional Exam Service, Inc. Dr. Connolly also presently serves as a director of Dearborn Risk Management and Baker and Taylor, Inc. He has substantial experience serving on boards, both the Company’s and others, and has experience as a senior executive in other industries, which allows him to bring additional perspective to our Board of Directors.

Robert A. Goldschmidt has been a director of the Company since February 2006. Mr. Goldschmidt is currently retired, and from time to time serves as an independent consultant. Mr. Goldschmidt previously served as the Chief Financial Officer for the Archdiocese of New York from November 1994 to February 2002. He received a B.A. in Liberal Arts and a B.S. in Mechanical Engineering from the University of Notre Dame and a M.S. in Industrial Management from Purdue University. Mr. Goldschmidt is a Certified Public Accountant and a Professional Industrial Engineer. He has a strong background in accounting and finance as well as substantial experience in public company accounting.

Alan A. Teran has been a director of the Company since February 2006 and from February 2003 to August 2007, was a member of the board of advisors of MHLLC, which was previously our parent company. He previously served as a director from May 1993 through July 2002. Mr. Teran was the President of Cork ‘N Cleaver Restaurants from 1975 to 1981. Since 1981, Mr. Teran has been a principal in private restaurant businesses. Mr. Teran is currently a director of Good Times, Inc. and previously served on the board of Boulder Valley Bank and Trust. He has over 35 years experience in the food service industry as both an executive and director. We believe Mr. Teran has a thorough understanding of this industry and, therefore, brings valuable insight and expertise to our Board of Directors.

Stephen E. Paul has been a director of the Company since February 2006 and from October 2002 to August 2007, was a member of the board of advisors of MHLLC, which was previously our parent company. Mr. Paul is a Managing Principal of Laurel Crown Partners, LLC, a private investment company. Mr. Paul was a Vice President of The Louis Berkman Company from May 2001 through September 2002. Formerly, Mr. Paul was a Vice President of Business Development of eToys, Inc. since May 1998, and before that, an Associate at Donaldson, Lufkin & Jenrette, Inc., where he was employed from August 1995 to May 1998. Mr. Paul is a director of Ampco-Pittsburgh Corporation, Dynacast International Inc. and Global Fitness Holdings LLC. In addition, he is Trustee of The Loomis Chaffee School. Mr. Paul is a graduate of Cornell University and earned an M.B.A. from Harvard Business School. Mr. Paul is a Managing Principal of one of our largest stockholders. He has significant operational, financial, investment and private equity experience from his involvement in Laurel Crown Partners, LLC and its investments in numerous portfolio companies, including similarly sized companies, and has played an active role in overseeing those businesses.

David B. Pittaway has been a director of the Company since February 2006 and from October 2002 to August 2007, was a member of the board of advisors of MHLLC, which was previously our parent company. Mr. Pittaway previously served as a director from December 1988 through July 2002. Mr. Pittaway is currently the Senior Managing Director, Senior Vice President and Secretary of Castle Harlan, Inc. He has been with Castle Harlan, Inc. since 1987. Mr. Pittaway has been Vice President and Secretary of Branford Castle, Inc., an investment company, since October 1986. From 1987 to 1998 he was Vice President, Chief Financial Officer and a director of Branford Chain, Inc., a marine wholesale company, where he is now a director and Vice Chairman. Prior thereto, Mr. Pittaway was Vice President of Strategic Planning and Assistant to the President of Donaldson, Lufkin & Jenrette, Inc. Mr. Pittaway is also a director of Bravo Brio Restaurant Group, Inc., BKH Acquisition Corp., The Cheesecake Factory, Inc., and The Dystrophic Epidermolysis Bullosa Research Association of America, Inc. and is a director and co-founder of the Armed Forces Reserve Family Assistance Fund. Mr. Pittaway is a graduate of the University of Kansas (B.A. with Highest Distinction), and has both an M.B.A. with High Distinction (Baker Scholar) and a Juris Doctor degree from Harvard University. Mr. Pittaway is a Senior Managing Director and Senior Vice President of our largest stockholder. He has extensive experience and familiarity with the Company, which dates back to 1988, in addition to his substantial experience in our industry. He has significant operational, financial, investment and private equity experience from his involvement in Castle Harlan, Inc. and its investments in numerous portfolio companies, including many similarly sized companies, and has played an active role in overseeing those businesses.

Dianne H. Russell has been a director of the Company since February 2006 and from February 2003 to August 2007, was a member of the board of advisors of MHLLC, which was previously our parent company. She previously served as a director from May 1993 through July 2002. Ms. Russell is a Senior Vice President and Regional Managing Director of the Technology and Life Sciences Division of Comerica Bank in Boston, heading the Northeast Region. Formerly, Ms. Russell was President of Hyde Boston Capital, a financial consulting company, since January 1992, and before that, a Senior Vice President and Department Executive at BankBoston, N.A., a national bank, where she was employed from 1975 to 1991. Ms. Russell served three Governors as Chair of the Financial Advisory Board of the Commonwealth of Massachusetts. Ms. Russell has extensive experience with the Company and executive experience in both commercial banking and the financing of restaurant companies.

Zane Tankel has been a director of the Company since February 2006. Mr. Tankel has been the Chairman of the Board of Apple-Metro, Inc. and the New York Metropolitan Area franchisee for Applebee’s Neighborhood Grill & Bar since 1994. Mr. Tankel is also a member of the board of directors of BKH Acquisition Corp. Mr. Tankel is a graduate of the University of Pennsylvania’s Wharton School of Business. Mr. Tankel has experience with executive compensation and has extensive board and operating experience in our industry.

Director Independence

For a director to be considered independent, the director must meet the bright-line independence standards under the listing standards of the NYSE and the Board must affirmatively determine that the director has no material relationship with us, directly, or as a partner, stockholder or officer of an organization that has a relationship with us. The Board determines director independence based on an analysis of the independence requirements in the NYSE listing standards. In addition, the Board will consider all relevant facts and circumstances in making an independence determination. The Board also considers all commercial, industrial, banking, consulting, legal, accounting, charitable and familial or other business relationships any director may have with us. The Board has determined that the following six directors satisfy the independence requirements of the NYSE: William C. Anton, Dr. John J. Connolly, Robert A. Goldschmidt, Dianne H. Russell, Alan A. Teran and Zane Tankel.

Meetings of the Board of Directors and Committees

Our Board held five meetings during the fiscal year ended January 2, 2011 (“fiscal 2010”). Each current director attended at least 86% of the aggregate meetings of the Board and committees of which he or she was a member during fiscal 2010. Our Board held eight meetings thus far in the fiscal year ending January 1, 2012 (“fiscal 2011”). Each current director attended at least 87% of the aggregate meetings of the Board and committees of which he or she was a member during fiscal 2011.

Our Board encourages all directors to attend the annual meeting of stockholders. In addition, a meeting of the Board is regularly scheduled on the same day as the annual meeting of stockholders, in the same city, to facilitate directors’ attendance. The fiscal 2010 and fiscal 2011 annual meetings of stockholders was attended by all of our directors at that time.

During fiscal 2010, our Board met in executive session with non-employee directors after each of our first three regularly scheduled board meetings during such year and the Board also had an executive session comprised of only our independent directors after our last board meeting during such year. During fiscal 2011 to date, our Board met in executive session with non-employee directors after each of our regularly scheduled board meetings in fiscal 2011 and the Board also had an executive session comprised of only our independent directors.

Board Committees

Our Board has the authority to appoint committees to perform certain management and administrative functions. Our Board has created four standing committees: a three-member Audit Committee, a three-member Compensation Committee, a three-member Nominating/Corporate Governance Committee, and a four-member Executive Committee. The composition of our Board committees complies when required, with the applicable rules of the NYSE and the provisions of the Sarbanes-Oxley Act of 2002. In that regard, six of our ten directors are considered independent in accordance with the general independence standards of the NYSE.

Audit Committee

Our Audit Committee is responsible for, among other things, selecting, on behalf of our Board, an independent public accounting firm to be engaged to audit our financial statements, pre-approving all audit and non-audit services to be performed by our independent auditors, reviewing our relationship with our independent auditors, discussing with our independent auditors their independence, reviewing and discussing the audited financial statements with the independent auditors and management and recommending to our Board whether the audited financial statements should be included in our annual reports on Form 10-K to be filed with the SEC. In addition, our Audit Committee oversees risk management of the Company. Our Audit Committee met five times in fiscal 2010, and has met four times thus far in fiscal 2011. Robert A. Goldschmidt is the chairperson of our Audit Committee and the other members of our Audit Committee are Dianne H. Russell and Alan A. Teran, each of whom satisfies the independence requirements of the NYSE and the SEC. Our Board determined that Mr. Goldschmidt is an “audit committee financial expert” under the requirements of the SEC and meets similar qualifications under the requirements of the NYSE and that the remaining members of the Audit Committee meet the financial literacy requirements of the NYSE. A copy of our Audit Committee’s charter is available on our website at http://corporategovernance.mortons.com or in print to any stockholder who requests it by sending written communication to the Secretary, Morton’s Restaurant Group, Inc., 325 N. LaSalle Street, Suite 500, Chicago, Illinois 60654.

Compensation Committee

Our Compensation Committee is responsible for, among other things, reviewing and either approving on behalf of our Board or recommending to our Board for approval (1) the annual salaries and other compensation of our executive officers and certain other senior officers and (2) equity incentive grants and other equity or equity-based awards. The Compensation Committee will also evaluate the performance of our executive officers and certain other senior officers in light of organizational goals, provide assistance and recommendations with respect to our compensation policies and practices, and assist with the administration of our compensation plans. The Compensation Committee has the sole authority to determine executive and director compensation and does not delegate any of its responsibilities to outside consultants or others. Our Compensation Committee met twice in fiscal 2010, and four times thus far in fiscal 2011. Zane Tankel is the chairperson of our Compensation Committee and the other members of our Compensation Committee are William C. Anton and Dr. John J. Connolly, each of whom satisfies the independence requirements of the NYSE. A copy of our Compensation Committee’s charter is available on our website at http://corporategovernance.mortons.com or in print to any stockholder who requests it by sending written communication to the Secretary, Morton’s Restaurant Group, Inc., 325 N. LaSalle Street, Suite 500, Chicago, Illinois 60654.

Nominating/Corporate Governance Committee

Our Nominating/Corporate Governance Committee is responsible for, among other things, assisting our Board in fulfilling its responsibilities by identifying and approving individuals qualified to serve as members of our Board, selecting director nominees for our annual meetings of stockholders, evaluating the performance of our Board and developing and recommending to our Board corporate governance guidelines and oversight with respect to corporate governance and ethical conduct. Our Nominating/Corporate Governance Committee met once in fiscal 2010 and met once thus far in fiscal 2011. The Nominating/Corporate Governance Committee considers director candidates recommended by stockholders. Our by-laws provide that nominations for the election of directors may be made by any stockholder in writing, delivered or mailed to the Secretary, in accordance with the provisions of our by-laws. See “Information Regarding Board of Directors and Committees.” The Nominating/Corporate Governance Committee does not have a diversity policy; however, the Nominating/Corporate Governance Committee’s goal is to nominate candidates from a broad range of experiences and backgrounds who can contribute to the Board of Director’s overall effectiveness in meeting its mission. Potential candidates, including nominees recommended by stockholders, are evaluated according to certain criteria such as: experience in business, government, education or technology; expertise that is useful to the Company; willingness to devote the required time to carry out the duties and responsibilities of a director; willingness to represent the best interests of all stockholders; and other relevant factors that the Board may determine. The Nominating/Corporate Governance Committee also considers the needs of the Board in accounting and finance, business judgment, management, industry knowledge, leadership and such other areas as the Board deems appropriate. Dr. John J. Connolly is the chairperson of our Nominating/Corporate Governance

Committee and the other members of our Nominating/Corporate Governance Committee are Dianne H. Russell and Zane Tankel, each of whom satisfies the independence requirements of the NYSE. A copy of our Nominating/Corporate Governance Committee’s charter, our corporate governance guidelines and our code of business conduct and ethics for directors, officers and employees, entitled “Code of Ethics,” are available on our website at http://corporategovernance.mortons.com or in print to any stockholder who requests it by sending written communication to the Secretary, Morton’s Restaurant Group, Inc., 325 N. LaSalle Street, Suite 500, Chicago, Illinois 60654.

Executive Committee

The Executive Committee, on behalf of our Board, exercises the full powers and prerogatives of our Board, to the extent permitted by applicable law, our certificate of incorporation and by-laws, between board meetings. Our Executive Committee met seven times in fiscal 2010, and seven times thus far in fiscal 2011. John K. Castle is the Chairperson of our Executive Committee and the other members of our Executive Committee in each of fiscal 2010 and fiscal 2011 were David B. Pittaway, Stephen E. Paul and Christopher J. Artinian. Justin B. Wender was a member of the Board and Executive Committee of the Board until his resignation effective August 10, 2010.

Board Leadership Structure

The Board does not have a policy on whether or not the roles of Chief Executive Officer and Chairman of the Board should be separate and, if they are to be separate, whether the Chairman of the Board should be selected from the non-employee directors or be an employee. The Board believes that it should be free to make a choice from time to time in any manner that is in the best interests of the Company and its shareholders.

Currently, the Board does not have a Chairperson and according to the Bylaws of the Company the Chief Executive Officer (if a director) acts as Chairperson of the meeting. The Board believes this is the most appropriate structure for the Company at this time because it provides flexibility to the Board to appoint a Chairperson and makes the best use of Christopher J. Artinian’s skills and experience with the Company.

Risk Management

We face certain risks, including credit risk, liquidity risk and operational risk. In fulfilling its risk oversight role, the Board focuses on the adequacy of our overall risk management system. The Board believes an effective risk management system will adequately identify the material risks we face in a timely manner and implement appropriate risk management strategies that are responsive to our risk profile.

The Audit Committee has been designated to take the lead in overseeing risk management at the Board level. Accordingly, the Audit Committee periodically reviews risk management with respect to operational, financial and legal considerations, internal auditing and financial controls, in addition to its other duties. In this role, the Audit Committee receives reports from management and other advisors, and strives to generate serious and thoughtful attention to our risk management system, the nature of the material risks the Company faces, and the adequacy of our policies and procedures designed to respond to and mitigate these risks.

Although the Board’s primary risk oversight has been assigned to the Audit Committee, the full Board also receives information about the most significant risks that the Company faces. This is principally accomplished through Audit Committee reports to the Board and briefings provided by management and advisors to the Committee. The Board and Audit Committee periodically ask the Company’s executives to discuss the most likely sources of material future risks and how the Company is addressing any significant potential vulnerability.

Compensation Committee Interlocks and Insider Participation

During each of fiscal 2010 and fiscal 2011, our Compensation Committee consisted of William C. Anton, Dr. John J. Connolly and Zane Tankel, none of whom were at any time during fiscal 2010, fiscal 2011 or at any other time, an officer or employee of us or any of our subsidiaries. None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board or Compensation Committee.

Communicating with the Board of Directors

Stockholders who wish to communicate with the Board, a Board committee or any such other individual director or directors may do so by sending written communication to the Board, a Board committee or such individual director or directors, c/o Scott D. Levin, Secretary, Morton’s Restaurant Group, Inc., 325 N. LaSalle Street, Suite 500, Chicago, Illinois 60654. All communication will be compiled by Mr. Levin and forwarded to the member(s) of the Board to whom the communication is directed or, if the communication is not directed to any particular member(s) of the Board, the communication shall be forwarded to all members of the Board. Stockholders and interested parties who wish to communicate with non-management directors, may do so by sending written communication to the Non-Management Directors, c/o John K. Castle (Presiding Director), Morton’s Restaurant Group, Inc., 325 N. LaSalle Street, Suite 500, Chicago, Illinois 60654.

The following Audit Committee Report for fiscal 2010 is provided in accordance with the rules and regulations of the Securities and Exchange Commission. Pursuant to such rules and regulations, this report shall not be deemed “soliciting material” filed with the Securities and Exchange Commission, subject to Regulation 14A or 14C of the Securities and Exchange Commission or subject to the liabilities of Section 18 of the Exchange Act, as amended. The Company’s audited financial statements for fiscal 2011 are not expected to be available until March of 2012.

AUDIT COMMITTEE REPORT

The Audit Committee has adopted a written charter to set forth its responsibilities. A copy of the charter is available on our website at http://corporategovernance.mortons.com or in print to any stockholder who requests it by sending written communications to the Secretary, Morton’s Restaurant Group, Inc., 325 N. LaSalle Street, Suite 500, Chicago, Illinois 60654. As required by the charter, the Audit Committee reviewed the Company’s audited financial statements for fiscal 2010 and met with management, as well as with KPMG LLP, the Company’s auditors, to discuss the financial statements. Each member of the Audit Committee meets the independence and experience requirements of the New York Stock Exchange and the Securities and Exchange Commission.

The Audit Committee received the report of KPMG LLP regarding the results of KPMG LLP’s audit for fiscal 2010. In connection with their review of the financial statements and the auditors’ report, the members of the Audit Committee discussed with a representative of KPMG LLP, KPMG LLP’s independence, as well as the following:

•	the auditors’ responsibilities in accordance with generally accepted accounting standards;

•	the initial selection of, and whether there were any changes in, significant accounting policies or their application;

•	management’s judgments and accounting estimates;

•	whether there were any significant audit adjustments;

•	whether there were any disagreements with management;

•	whether there was any consultation with other accountants;

•	whether there were any major issues discussed with management prior to the auditors’ retention;

•	whether the auditors encountered any difficulties in performing the audit; and

•	the auditors’ judgments about the quality of the Company’s accounting principles.

In fiscal 2010, the Committee also received written disclosures from KPMG LLP required by the applicable requirements of the Public Company Accounting Oversight Board for auditors to communicate to the Audit Committee, in writing, at least annually, all relationships between the auditor and the Company that, in the auditor’s professional judgment, may reasonably be thought to affect the auditor’s independence. The Committee discussed with KPMG LLP its independence.

Based on its discussions with management and the Company’s auditors, the Audit Committee did not become aware of any material misstatements or omissions in the financial statements. Accordingly, the Audit Committee approved the inclusion of the financial statements in the Annual Report on Form 10-K for the period ended January 2, 2011 for filing with the SEC.

Robert A. Goldschmidt (Chairperson)

Dianne H. Russell

Alan A. Teran

Members of the Audit Committee

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of December 28, 2011, with respect to the beneficial ownership of the Company’s Common Stock of each director, each named executive officer in the summary compensation table under “Executive Compensation” below, all executive officers and directors as a group, and each person known by the Company to be the beneficial owner of 5% or more of the Company’s Common Stock.

Name and Address of Beneficial Owner	Shares of Common Stock(7)	Percent of Total Outstanding Common Stock (%)
Castle Harlan Partners III, L.P.(1)	4,688,664	27.7
Castle Harlan Offshore Partners III, L.P.(1)	76,864	*
Castle Harlan Affiliates III, L.P.(1)	78,361	*
Frogmore Forum Family Fund, LLC(1)	17,846	*
Branford Castle Holdings, Inc.(1)	31,045	*
Branford Chain, Inc.(2)	259,100	1.5
Laurel Crown Capital, LLC: Series One—LC/Morton’s(3)	1,362,529	8.1
Wellington Management Company, LLP(4)	1,123,310	6.6
Christopher J. Artinian(5)	140,629	*
Ronald M. DiNella(5)	133,654	*
Roger J. Drake(5)	44,994	*
Scott D. Levin(5)	45,300	*
James W. Kirkpatrick(5)	46,800	*
William C. Anton(5)	25,000	*
John K. Castle(1)(6)	5,151,880	30.5
Dr. John J. Connolly(5)	8,000	*
Robert A. Goldschmidt(5)	13,500	*
Stephen E. Paul(5)	1,362,529	8.1
David B. Pittaway(1)	5,230	*
Dianne H. Russell(5)	6,000	*
Zane Tankel(5)	17,118	*
Alan A. Teran(5)	6,000	*
All directors and executive officers as a group (14 persons, including those listed above)(7)	7,006,634	41.5

*	Represents less than 1%.
(1)	The address for Castle Harlan Partners III, L.P. and each of these other entities and individuals is c/o Castle Harlan, Inc., 150 East 58th Street, 38th Floor, New York, New York 10155.
(2)	The address for Branford Chain, Inc. is 150 East 58th Street, 29th Floor, New York, New York 10155.
(3)	The address for Laurel Crown Capital, LLC: Series One—LC/Morton’s (“Laurel Crown”) and for Mr. Stephen E. Paul is 10940 Wilshire Boulevard, Suite 600, Los Angeles, California 90024. Mr. Stephen E. Paul and Dr. Laurence E. Paul are the sole members of the investment committee of Laurel Crown Management, LLC, the manager of Laurel Crown Capital, LLC: Series One—LC/Morton’s, and in such capacity share the voting and investment control over the securities held by Laurel Crown Capital, LLC: Series One—LC/Morton’s. As a result, Mr. Stephen E. Paul may be considered a beneficial owner of any shares deemed to be beneficially owned by Laurel Crown Capital, LLC: Series One—LC/Morton’s and its affiliates. Mr. Stephen E. Paul disclaims beneficial ownership of such stock in excess of his proportionate ownership interest in Laurel Crown Capital, LLC: Series One—LC/Morton’s and its affiliates. Dr. Laurence E. Paul resigned from the Company’s Board of Directors on January 31, 2007.
(4)	The address for Wellington Management Company, LLP is 280 Congress Street, Boston, Massachusetts 02210.

(5)	The address for each of our officers and each of such members of our Board of Directors is c/o Morton’s Restaurant Group, Inc., 325 North LaSalle Street, Suite 500, Chicago, Illinois 60654.
(6)	Includes the shares of common stock held by Castle Harlan Partners III, L.P., Castle Harlan Offshore Partners III, L.P., Castle Harlan Affiliates III, L.P., Frogmore Forum Family Fund, LLC, Branford Castle Holdings, Inc. and Branford Chain, Inc. John K. Castle, a member of our Board of Directors, is the controlling stockholder of Castle Harlan Partners III, G.P., Inc., which is the general partner of the general partner of Castle Harlan Partners III, L.P. Mr. Castle is also the controlling stockholder of the general partners of Castle Harlan Offshore Partners III, L.P. and of Castle Harlan Affiliates III, L.P. Mr. Castle also exercises control of Branford Castle Holdings, Inc., Branford Chain, Inc. and Frogmore Forum Family Fund, LLC. Mr. Castle shares voting and investment control with these entities (each of which is itself controlled by Mr. Castle) over the securities held by these entities. Mr. Castle disclaims beneficial ownership of the shares of our common stock in excess of his proportionate ownership interest in Castle Harlan Partners III, L.P. and its affiliates.
(7)	Includes shares of restricted stock granted pursuant to our equity incentive plan. The restricted stock vests over five years at a rate of 20% each year on the anniversary of the grant date.

EXECUTIVE OFFICERS

The following table sets forth certain information regarding our three executive officers and two of our other senior officers.

Name	Age	Position
Christopher J. Artinian(1)	42	Chief Executive Officer, President and Director
Ronald M. DiNella	51	Senior Vice President, Chief Financial Officer and Treasurer
Scott D. Levin	49	Senior Vice President, General Counsel and Secretary
Roger J. Drake	51	Senior Vice President, Marketing and Communications
James W. Kirkpatrick	58	Senior Vice President, Development

(1)	Christopher J. Artinian was appointed as Chief Executive Officer, President and director in February 2010 following the resignation of our former Chief Executive Officer and Chairman of the Board, Thomas J. Baldwin, which was previously announced.

Christopher J. Artinian has been Chief Executive Office, President and director of the Company since his appointment in February of 2010. He joined the Company in 1995 and has been instrumental in his various roles in restaurant operations, working his way up within the Company throughout his 16 years at Morton’s, while being responsible for opening many new Morton’s steakhouses. Mr. Artinian began his career in the pantry kitchen at Morton’s New York City, and was eventually promoted to General Manager. In 2002, he was promoted to Regional Director of Operations, and in 2004, was promoted to Vice President of East Coast Operations. Mr. Artinian attended Villanova University, and is a longtime supporter of the March of Dimes, Rotary Club and various charities related to children with Cochlear Implants. Over the last 15 years, Mr. Artinian has held leadership roles with the Company.

Ronald M. DiNella has been Senior Vice President, Chief Financial Officer and Treasurer since December 2005. Mr. DiNella previously served as Secretary from December 2005 to October 2007, Senior Vice President, Finance for Morton’s of Chicago, Inc., our indirect wholly-owned subsidiary, from 1998 to 2005 and Vice President, Finance from 1992 to 1998. Mr. DiNella’s previous experience includes nine years with Arnie Morton’s Management Group, a local Chicago restaurant chain headed by Morton’s co-founder, Arnie Morton, where he served as Controller. Mr. DiNella serves on the board of directors of the Illinois Restaurant Association and is its past Chairman. Mr. DiNella is a licensed Certified Public Accountant in the State of Illinois.

Scott D. Levin has been Senior Vice President, General Counsel and Secretary since October 2007. Previously, Mr. Levin had been Senior Vice President, General Counsel and Human Resources for Torex Retail Americas (a global technology solutions provider), where he was employed since 2001. Before joining Torex, Mr. Levin held General Counsel positions with OurHouse, Inc. (the home improvement e-commerce business for Ace Hardware Corporation) and Florists’ Transworld Delivery, Inc. (FTD). Mr. Levin also worked at Schulte Roth & Zabel LLP in New York City where he practiced in the mergers and acquisitions, securities and finance areas from 1989 until 1996. Mr. Levin received his JD from The National Law Center at George Washington University and his undergraduate degree from Boston College.

Roger J. Drake has been Senior Vice President, Marketing and Communications since February 2010. Previously, Mr. Drake served as Chief Communications Officer from January 2008 to January 2010, Vice President of Communications and Public Relations from February 2006 to December 2007 and as Vice President of Communications since May 1999. In addition, he served as Director of Communications since February 1994. Mr. Drake previously owned and operated Drake Productions, a video and marketing communications company, from April 1987 to December 1993. Prior to that, Mr. Drake served as senior producer, editor and copywriter at Major League Baseball Productions, from May 1981 to June 1986.

James W. Kirkpatrick has been Senior Vice President of Development since February 2006. Previously, Mr. Kirkpatrick was the Vice President of Real Estate and Construction for Applebee’s International, Inc., where he was employed since 1992. Before joining Applebee’s, Mr. Kirkpatrick held Real Estate Director and Manager positions with three restaurant companies: Gilbert Robinson, Inc., TGI Friday’s, Inc. and Pizza Hut, Inc. He also served as a Real Estate Director for Pier One Imports, Inc. Mr. Kirkpatrick has a master’s degree in architectural management from the University of Kansas, a master’s degree in business administration from Baylor University, and a Bachelor of Arts degree in economics from Rockhurst College.

Compensation Discussion and Analysis

Overview

Our Compensation Committee has responsibility for establishing, monitoring and implementing our compensation program. The Compensation Committee designs its policies to attract, retain and motivate highly qualified executives. We compensate our executive officers and highly compensated individuals named in the Summary Compensation Table (collectively referred to as “Executives”) through a combination of base salary, incentive bonus payments and equity incentive plan awards, all designed to be competitive with comparable employers and to align each Executive’s compensation with the long-term interests of our stockholders. Base salary and incentive bonus payments are determined annually and are designed to reward current performance. Restricted stock awards are designed to reward longer term performance. The Compensation Committee seeks to motivate Executives through our compensation program to achieve long-term sustainable growth.

Objectives of Compensation Program

The primary objective of our compensation program is to attract and retain highly qualified Executives and motivate them to work to their fullest potential, in order to achieve sustainable long-term growth. Our compensation program is designed to compensate Executives in a way that reinforces decisions and actions which will drive long-term sustainable growth and increased stockholder value. We provide an annual incentive to motivate and reward for the achievement of our financial performance goal of increasing earnings before interest, taxes, depreciation and amortization (“EBITDA”) for all Executives, except that prior to fiscal 2011, our Chief Executive Officer (“CEO”) was subject to an earnings per share (“EPS”) target. The Board of Directors believes that annual EBITDA growth for Executives is a key driver of stockholder return over the long term.

What Our Compensation Program is Designed to Reward

The Compensation Committee focuses on long-term goals of the business and designs reward programs that recognize business achievements it believes are likely to promote sustainable growth. The Compensation Committee believes compensation programs should reward Executives who take actions that are best for the long-term performance of the Company while delivering positive annual operating results; and therefore believes in closely linking rewards to the interests of stockholders.

Regarding most compensation matters, including executive and director compensation, our management provides recommendations to the Compensation Committee; however, the Compensation Committee does not delegate any of its functions to others in setting compensation. We do not currently engage any consultant related to executive and/or director compensation matters.

How We Chose Amounts and/or Formulas for Each Element

Base Salary. Salary planning begins with a percentage guideline for increases, which is adjusted up or down for individual performance. The guidelines are set after considering competitive market data as described below under “Short Term Compensation– Base Salary,” affordability and current salary levels, as appropriate. At the end of the year, the CEO evaluates each other Executive’s performance in light of individual objectives. The Compensation Committee relies to a large extent on the CEO’s evaluations of each Executive’s performance. The CEO exercises discretion in choosing the factors that he utilizes to evaluate each Executive’s performance.

Incentive Bonus Payments. Generally, the Compensation Committee makes awards within a range for expected Company financial performance levels determined by the Compensation Committee at the beginning of the year. The Compensation Committee carefully considers any exceptions. When deciding what measures to use at the start of a plan year and the target level of achievement of those measures, the Compensation Committee carefully considers the state of our business, as well as current economic conditions and what measures are most likely, in present circumstances, to lead to sustainable growth. Each year the Compensation Committee approves goals that are considered to be challenging for the Company to achieve and generally reflect performance above the prior year.

Equity Incentive Plan Awards. The Compensation Committee determines grant levels of restricted stock awards based on level of responsibility, length of time in current position, history of past grants and any change in responsibility. The eventual value of any grant received by an Executive depends on our overall performance and the value of our common stock.

Elements of Our Compensation Plan and How It Relates to Our Objectives

Currently, the Compensation Committee uses short-term compensation (salary and incentive bonus payment) and long-term compensation (equity incentive plan awards such as restricted stock awards) to achieve its goal of driving sustainable growth. The Compensation Committee uses its judgment and experience in determining the mix of compensation and evaluates each executive on an individual basis, factoring in a number of elements described in more detail below.

When deciding the allocation among base salary and incentive bonus payments, the Compensation Committee believes that Executives have some degree of influence on our performance, and accordingly, Executives’ compensation should contain a greater portion of compensation allocated to incentive bonuses, which is performance-based, when compared to lower levels of management. For fiscal 2010, the targeted allocation between base salary and incentive bonus payment ranged from 61% base and 39% bonus to 71% base and 29% bonus. For fiscal 2011, the targeted allocation between base salary and incentive bonus payment will range from 61% base and 39% bonus to 63% base and 37% bonus.

Base salary and incentive bonus payments are determined annually and are designed to reward current performance. Base salaries are paid on a bi-weekly basis and incentive bonus payments are generally paid on an annual basis, in the first quarter of the following fiscal year. Equity incentive plan awards such as restricted stock awards are generally granted annually, in the first quarter of the year. Equity incentive plan awards are designed to reward longer term performance. The Compensation Committee reviews total short-term and long-term compensation annually.

Short-Term Compensation

Base Salary. Base salary is important in attracting Executives and provides a secure base of cash compensation. Increases are not preset and take into account the individual’s performance, responsibilities of the position, difficulty in replacing the Executive and the costs related to doing so, experience and the methods used to achieve results.

Salary planning begins with a percentage guideline for increases, based on the rate of increase in the Consumer Price Index for Urban Wage Earners and Clerical Workers, as compiled by the U.S. Bureau of Labor Statistics for the preceding year, which is adjusted up or down for individual performance based on recommendations from our CEO. The guidelines are set after considering affordability and current salary levels, as appropriate. At the end of the year, the CEO evaluates each other Executive’s performance in light of individual objectives. The CEO exercises discretion in choosing any other factors that he utilizes to evaluate each Executive’s performance. Base salary compensates each Executive for the primary responsibilities of his/her position and is set at levels that we believe enable us to attract and retain talent. The Compensation Committee relies to a large extent on the CEO’s evaluations of each Executive’s performance. In fiscal 2010, base salary increases of approximately 4% were implemented for Executives, excluding our CEO who did not receive an increase as a result of his recent appointment to CEO and Mr. Drake who received a salary adjustment. In fiscal 2011, base salary increases ranging from approximately 2% to 4% were implemented for Executives, excluding our CEO and CFO who received salary adjustments based on their employment agreements, as amended.

Annual Incentive Bonus Payments. The annual incentive bonus payments are paid in cash in the first quarter of the following fiscal year. Actual awards are based on our financial performance. In the first fiscal quarter of fiscal 2011, annual incentive bonuses were paid at 30% of base salaries for all Executives other than the CEO, based on the Company exceeding its targeted EBITDA as set forth by the Compensation Committee. Further, our CEO was paid a bonus at 33% of his base salary based on the Company exceeding its targeted EPS as set forth by the Compensation Committee.

Financial Performance. Financial performance is determined at the end of the year based on annual financial performance goals.

As Executives achieve higher levels of seniority and responsibility and have more direct influence on our operations and strategy, the Board believes that a greater portion of that Executive’s total compensation should be variable based on our performance, rather than fixed, so as to further incentivize the Executive to strive for continuously better performance. As stated, we provide an annual incentive to motivate and reward for the achievement of our financial performance goal of increasing EBITDA for Executives.

Setting Annual Incentive Performance Goals.

The Compensation Committee approves annual incentive performance goals at the conclusion of our annual financial planning process, upon the Board’s approval of our financial plan and budget for the fiscal year. At such time, we assess the future internal and external operating environment and develop projections of anticipated results. Each year the Compensation Committee approves goals that are considered to be challenging for us to achieve and generally reflect performance above the prior year. If we achieve the budgeted EBITDA for the fiscal year, then the annual incentive payment will be at targeted bonus levels. If we outperform our budgeted EBITDA, then the annual incentive payment will be above targeted bonus levels and if our EBITDA is below budgeted EBITDA, payments will be below targeted levels. In addition, the Compensation Committee may also exercise discretion in choosing any other factors to utilize to determine the amount of the annual incentive payments.

Depending on the Executive’s responsibilities, performance is set and measured at the corporate level or a combination of corporate and operating level, as appropriate.

For fiscal 2010, the budgeted EBITDA was $23 million and the target EPS was $0.26. The Compensation Committee reviewed the Company’s fiscal 2010 results, evaluated the performance of each of our Executives and considered the current economic climate. Based on such evaluations, the Compensation Committee determined the annual incentive bonus payment for our CEO to be 33% of his base salary and approved recommendations of our CEO regarding bonus awards for our other Executives to be 30% of their respective salary.

For Fiscal 2011, the target EBITDA is $29 million.

Long-Term Compensation

The long-term incentive compensation that the Compensation Committee generally employs is the granting of restricted stock awards pursuant to the 2006 Morton’s Restaurant Group, Inc. Stock Incentive Plan, discussed below. The purpose of granting such awards is to provide equity compensation that provides value to Executives when value is also created for the stockholders. The long-term incentive compensation is intended to motivate

Executives to make stronger business decisions, improve financial performance, focus on both short-term and long-term objectives and encourage behavior that protects and enhances the long-term interests of our stockholders. The restricted stock awards are subject to forfeiture, which lapses at a rate of 20% each year on the anniversary of the grant. The restricted stock awards are generally granted annually, in the first quarter of the year. Awards are based on level of responsibility, length of time in current position, history of past grants and any change in responsibility. This is a significant portion of the total compensation package for Executives and is an important retention tool.

Equity Incentive Plan

In February 2006, we adopted the 2006 Morton’s Restaurant Group, Inc. Stock Incentive Plan, which we refer to as the equity incentive plan. The equity incentive plan provides for the grant of stock options and stock appreciation rights and for awards of shares, restricted shares, restricted stock units and other equity-based awards. Any employee, officer, director or consultant of us or any of our affiliates are eligible to receive awards pursuant to the equity incentive plan.

The equity incentive plan is administered by the Compensation Committee. Our Board of Directors also has the authority to take any action delegated to the Compensation Committee under the equity incentive plan as it may deem necessary. Awards may, at the discretion of the Compensation Committee, be made under the equity incentive plan in assumption of, or in substitution for, outstanding awards previously granted by us or our affiliates. The number of shares underlying such substitute awards is counted against the aggregate number of shares available for awards under the equity incentive plan. The Compensation Committee has the authority to (1) select equity incentive plan participants, (2) interpret the equity incentive plan, (3) establish, amend and rescind any rules and regulations relating to the equity incentive plan and to make any other determinations deemed necessary or desirable for the administration of the equity incentive plan, (4) correct any defect or supply any omission or reconcile any inconsistency in the equity incentive plan in the manner and to the extent deemed necessary or desirable and (5) establish the terms and conditions of any award consistent with the provisions of the equity incentive plan and to waive any such terms and conditions at any time (including, without limitation, accelerating or waiving any vesting conditions). Any decision in respect of the interpretation and administration of the equity incentive plan lies within the sole and absolute discretion of the Compensation Committee.

Compensation for the Named Executive Officers

Christopher J. Artinian was appointed as Chief Executive Officer, President and Director in February 2010 following the resignation of our former Chief Executive Officer and Chairman of the Board, Thomas J. Baldwin. On March 11, 2010, the Compensation Committee approved revised compensatory arrangements for Christopher J. Artinian effective as of February 1, 2010. Mr. Artinian’s base salary was set at $320,000 per year and he was eligible for an annual bonus of up to 65% of his base salary based on performance targets determined by the Company’s Board of Directors and the Compensation Committee. In addition, during March 2010, Mr. Artinian was awarded 100,000 shares of restricted common stock, which is subject to forfeiture that lapses at a rate of 20% each year on the anniversary of the grant. In January 2011, the Compensation Committee reviewed Mr. Artinian’s performance against previously established goals using actual fiscal 2010 results. For fiscal 2010, our EPS was above the pre-determined target. After considering this information and the input of the full Board, the Compensation Committee decided Mr. Artinian’s incentive bonus would be approximately $104,000, or 33% of Mr. Artinian’s base salary of $320,000 per year.

For two of our three executive officers we entered into employment agreements on January 25, 2011.

On January 25, 2011, the Company entered into an employment agreement with Mr. Artinian governing the terms of his compensation. Pursuant to the agreement, Mr. Artinian’s base salary was increased to $370,000 per year, subject to review at least annually, and he is eligible for an annual incentive bonus of up to 65% of his base salary based on achievement of performance targets as determined by the Company’s Board of Directors and the

Compensation Committee. Furthermore, the Compensation Committee is responsible for establishing profitability targets on which annual incentive bonus payments will be based. Such targets could be based on net income, operating income or any other basis the Compensation Committee considered most appropriate. On December 15, 2011, the employment agreement with Mr. Artinian was amended to provide that if Mr. Artinian is terminated without cause or resigns for good reason in the fiscal year following the fiscal year for which an annual bonus was earned but prior to the date such annual bonus is paid by the Company, then Mr. Artinian shall be entitled to the payment of such earned annual bonus.

On January 25, 2011, the Company entered into an employment agreement with our Chief Financial Officer, Ronald M. DiNella, governing the terms of his compensation. Pursuant to the agreement, Mr. DiNella’s base salary is $300,000 per year, subject to review at least annually, and he is eligible for an annual incentive bonus of up to 60% of his base salary based on achievement of performance targets as determined by the Company’s Board of Directors and the Compensation Committee. Such targets could be based on net income, operating income or any other basis the Compensation Committee considered most appropriate. For fiscal 2010, our EBITDA was above the pre-determined target. After considering this information and the input of the full Board, the Compensation Committee decided Mr. DiNella’s incentive bonus would be approximately $75,000, or 30% of Mr. DiNella’s base salary of $250,000 per year. On December 15, 2011, the employment agreement with Mr. DiNella was amended to provide that if Mr. DiNella is terminated without cause or resigns for good reason in the fiscal year following the fiscal year for which an annual bonus was earned but prior to the date such annual bonus is paid by the Company, then Mr. DiNella shall be entitled to the payment of such earned annual bonus.

On January 25, 2011, the Company entered into an employment agreement with our Senior Vice President, Marketing and Communications, Roger J. Drake, governing the terms of his compensation. Pursuant to the agreement, Mr. Drake’s base salary is $208,000 per year, subject to review at least annually, and he is eligible for an annual incentive bonus of up to 60% of his base salary based on achievement of performance targets as determined by the Company’s Board of Directors and the Compensation Committee. Such targets could be based on net income, operating income or any other basis the Compensation Committee considered most appropriate. For fiscal 2010, our EBITDA was above the pre-determined target. After considering this information and the input of the full Board, the Compensation Committee decided Mr. Drake’s incentive bonus would be approximately $60,000, or 30% of Mr. Drake’s base salary of $196,071 per year. On December 15, 2011, the employment agreement with Mr. Drake was amended to provide that if Mr. Drake is terminated without cause or resigns for good reason in the fiscal year following the fiscal year for which an annual bonus was earned but prior to the date such annual bonus is paid by the Company, then Mr. Drake shall be entitled to the payment of such earned annual bonus.

The Compensation Committee utilizes EBITDA as a target for Executives because it believes that growth in this financial metrics is a key driver of stockholder return over the long term.

None of our other executive officers have an employment agreement with us. On March 31, 2011, the Company entered into transaction bonus agreements with three executive officers and Mr. Drake. The transaction bonus agreements provide Mr. Artinian, Mr. DiNella, Mr. Levin and Mr. Drake with bonuses in the amounts of $400,000, $250,000, $250,000 and $200,000, respectively, if such respective executive officer actively supports and works toward the execution of an agreement that would result in a change-of-control and continues to be employed through the closing of such a transaction. Each of the agreements provides that, in the event that any payments or benefits constitute “parachute payments” under Section 280G (“Section 280G”) of the Internal Revenue Code of 1986, as amended (any such payment or benefit, a “Parachute Payment”), the recipient shall receive the greater of, on an after-tax basis, either (i) the full amount of such payments or benefits or (ii) the maximum amount that may be provided to the recipient without resulting in such payments or benefits being subject to an excise tax. On December 15, 2011, such agreements were amended to, among other things, (i) reorder the reduction of any “parachute payments,” as such term is defined in Section 280G, and (ii) extend the outside closing date by which a transaction must occur to March 31, 2013.

The Compensation Committee relies to a large extent on the CEO’s evaluations of each Executive’s performance. In January 2011, the Compensation Committee reviewed the CEO’s evaluations of the other Executives’ performance and the Company’s annual financial performance for fiscal 2010. After considering this information and the input of the full Board, the Compensation Committee decided upon the compensation and bonuses to be awarded to all other Executives. For fiscal 2010, our EBITDA was above the targeted amount and therefore the annual incentive payments for all Executives, other than the CEO, were paid at 30% of their respective base salary. Further, our EPS was above the targeted amount and therefore the annual incentive payment to our CEO was 33% of his base salary.

During February 2010, our former CEO, Thomas J. Baldwin, resigned. Pursuant to the terms of his employment agreement with us, Mr. Baldwin received salary, bonus and other benefit payments totaling $1.2 million, in addition to continued medical and additional benefits to be paid. See “Employment Agreements; Potential Payments Upon Termination or Change-of-Control” for additional information.

Compensation Committee Report*

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management and, based on the review and discussions, has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Information Statement.

THE COMPENSATION COMMITTEE

Zane Tankel (Chairperson)

Dr. John J. Connolly

William C. Anton

*	The material in this report is not soliciting material, is not deemed filed with the SEC, and is not incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, whether made on, before, or after the date of this Information Statement and irrespective of any general incorporation language in such filing.

Summary Compensation Table

The following table sets forth information regarding compensation for the fiscal years ended January 2, 2011, January 3, 2010, and January 4, 2009 awarded to, earned by or paid to the Chief Executive Officer, the Chief Financial Officer and Scott D. Levin, the other most highly compensated executive officer at the end of fiscal 2010 and information regarding compensation expected to have been awarded, earned by or paid to those persons for the fiscal year ending January 1, 2012. In addition, Roger J. Drake and James W. Kirkpatrick, the two most highly compensated individuals who were not serving as executive officers at the end of fiscal 2010 and, Thomas J. Baldwin, our former Chief Executive Officer, are set forth in the table below:

Name and Principal Position(s)(1)	Fiscal Year	Salary ($)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value & Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(4)	Total ($)
Christopher J. Artinian	2011	368,077	240,500	165,500	—	—	—	103,676	877,753
Chief Executive Officer, President and Director	2010	305,378	104,000	536,860	—	—	—	109,579	1,055,817
	2009	193,276	—	12,460	—	—	—	—	205,736
	2008	190,323	11,210	60,480	—	—	—	—	262,013

Ronald M. DiNella	2011	298,365	180,000	331,000	—	—	—	15,159	824,524
Senior Vice President, Chief Financial Officer and Treasurer	2010	249,695	75,000	63,680	—	—	—	14,958	403,333
	2009	247,600	—	28,480	—	—	—	13,034	289,114
	2008	247,436	—	138,240	—	—	—	16,829	402,505

Scott D. Levin	2011	241,500	144,955	59,580	—	—	—	4,800	450,835
Senior Vice President, General Counsel and Secretary	2010	231,946	70,000	35,820	—	—	—	4,800	342,566
	2009	230,000	—	16,020	—	—	—	4,800	250,820
	2008	230,800	—	44,496	—	—	—	5,357	280,653

Roger J. Drake	2011	207,692	124,800	59,580	—	—	—	17,641	409,713
Senior Vice President, Marketing and Communications	2010	196,071	60,000	35,460	—	—	—	11,621	303,152
	2009	165,946	—	12,460	—	—	—	15,969	194,375
	2008	164,564	—	60,480	—	—	—	20,917	245,961

James W. Kirkpatrick	2011	209,085	125,481	59,580	—	—	—	6,000	400,146
Senior Vice President, Development	2010	200,995	60,000	35,820	—	—	—	6,000	302,815
	2009	199,100	—	16,020	—	—	—	6,000	221,120
	2008	198,974	—	77,760	—	—	—	11,622	288,356

Thomas J. Baldwin(5)	2010	76,789	—	—	—	—	—	1,232,706	1,309,495
Former Chairman of the Board, Chief Executive Officer and President	2009	376,700	—	44,500	—	—	—	21,495	442,695
	2008	376,460	—	216,000	—	—	—	41,287	633,747

(1)	Includes three individuals that are current named executive officers, two highly compensated employees and our former Chief Executive Officer, who resigned in February 2010.
(2)	Includes the maximum amount of cash bonuses payable in fiscal 2012 related to services rendered in fiscal 2011 and actual cash bonuses paid in fiscal 2011 related to services rendered in fiscal 2010. There were no bonuses paid in fiscal 2010 and fiscal 2009 related to services rendered in fiscal 2009 and fiscal 2008, respectively, with the exception of a bonus paid to our CEO that related to his previous position.
(3)

Amounts in this column for all grants to all officers included in the table and for all periods reflect the grant date fair value of restricted stock granted under the Company’s Equity Incentive Plan computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic (“ASC”) 718, Compensation—Stock

Compensation. The fair value of the restricted stock awards are calculated in accordance with ASC 718 using the NYSE market closing price on the grant date. (See Note 11 of “Notes to Consolidated Financial Statements” in the Company’s Annual Report on Form 10-K for fiscal 2010 The Company’s audited financial statements for fiscal 2011 are not expected to be available until March of 2012.) Details regarding fiscal 2011 and fiscal 2010 stock awards can be found in the table “Grants of Plan-Based Awards.” Details regarding the fiscal 2011, fiscal 2010, fiscal 2009 and fiscal 2008 stock awards that are still outstanding may be found in the table “Outstanding Equity Awards At Fiscal Year End.”
(4)	As set forth in the table below, all Other Compensation includes automobile allowances, supplemental executive health insurance, severance payments, moving costs associated with the relocation of our current CEO and employer contributions made by us to Morton’s of Chicago, Inc. Profit Sharing and Cash Accumulation Plan, which is a retirement plan intended to be qualified under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended, for the benefit of the named Executives.

Name	Fiscal Year	Automobile Allowance ($)	Supplemental Executive Health Insurance ($)	401(k) Match ($)	Severance Payments ($)	Moving Costs ($)	Total ($)
Christopher J. Artinian	2011	10,016	35,660	—	—	58,000	103,676
	2010	3,695	5,485	—	—	100,399	109,579
	2009	—	—	—	—	—	—
	2008	—	—	—	—	—	—

Ronald M. DiNella	2011	9,000	6,159	—	—	—	15,159
	2010	9,000	5,958	—	—	—	14,958
	2009	9,000	4,034	—	—	—	13,034
	2008	9,000	3,451	4,378	—	—	16,829

Scott D. Levin	2011	4,800	—	—	—	—	4,800
	2010	4,800	—	—	—	—	4,800
	2009	4,800	—	—	—	—	4,800
	2008	4,000	—	1,357	—	—	5,357

Roger J. Drake	2011	6,011	11,630	—	—	—	17,641
	2010	6,011	5,610	—	—	—	11,621
	2009	6,011	9,958	—	—	—	15,969
	2008	6,008	11,959	2,950	—	—	20,917

James W. Kirkpatrick	2011	6,000	—	—	—	—	6,000
	2010	6,000	—	—	—	—	6,000
	2009	6,000	—	—	—	—	6,000
	2008	6,000	—	5,622	—	—	11,622

Thomas J. Baldwin	2010	2,527	13,943	—	1,216,236	—	1,232,706
	2009	15,165	6,330	—	—	—	21,495
	2008	15,165	20,372	5,750	—	—	41,287

(5)	During February 2010, our former CEO, Thomas J. Baldwin, resigned. See “Employment Agreements; Potential Payments Upon Termination or Change-of-Control” for additional information.

Employment Agreements; Potential Payments Upon Termination or Change-of-Control

Employment agreement with our former CEO

On January 20, 2006, the Company entered into the third amended and restated employment agreement with Mr. Baldwin, effective as of January 1, 2006, to serve as Chairman of the Board of Directors, Chief Executive

Officer and President. The initial term of the agreement extended until January 1, 2009, provided that the employment term continued so that on any date the remaining term would be three years unless earlier terminated. Under the agreement, Mr. Baldwin was entitled to receive (1) a base salary of $350,000, subject to annual increases no less than the rate of increase in the Consumer Price Index or at a faster rate at the discretion of our Board of Directors, (2) annual bonuses targeted at 65% of base salary, with minimum and maximum bonus amounts established by the Compensation Committee and the actual amount of the bonus determined based on the achievement of profitability targets established annually by the Compensation Committee, and (3) specified benefits, including health and disability insurance and life insurance and a monthly automobile allowance.

Under the agreement, Mr. Baldwin was entitled to the following benefits: a lump sum payment of three times his annual base salary, a portion of his bonus and continuation of other benefits including car allowance and medical benefits. While Mr. Baldwin’s resignation was accepted by the Board of Directors on February 1, 2010, we recognized these costs in fiscal 2009 as the payment was considered probable at year end.

The following table describes and quantifies certain compensation that was paid in fiscal 2010 under the employment agreement with Mr. Baldwin given his compensation and service levels:

Cash severance payments(1)	Benefits or Perquisites(2)	Pension Benefit	Total
$1,182,087	$34,149	$—	$1,216,236

(1)	Represents a lump sum payment following termination equal to the sum of the product of three multiplied by his current base salary and a prorata portion of his bonus.
(2)	Represents the cash payments made for continued medical and dental benefits and monthly reimbursement of automobile expenses post termination.

Under the agreement, Mr. Baldwin is entitled to continued specified benefits, including health and disability insurance and life insurance and a monthly automobile allowance through the third anniversary of his resignation. The estimated net present value of these expenses at the end of fiscal 2010 was approximately $68,000 and as of the date hereof is approximately $40,000.

Employment agreement with our current CEO

Following the resignation of Thomas J. Baldwin, our former Chief Executive Officer and Chairman of the Board, Christopher J. Artinian was appointed as Chief Executive Officer, President and Director in February 2010. In March 2010, the Compensation Committee approved revised compensatory arrangements for Christopher J. Artinian. Effective February 1, 2010, Mr. Artinian’s base salary was set at $320,000 per year, and he was eligible for an annual bonus of up to 65% of his base salary based on an EPS target as determined by the Board of Directors and the Compensation Committee. In addition, during March 2010, Mr. Artinian was awarded 100,000 shares of restricted common stock, which is subject to forfeiture that lapses at a rate of 20% each year on the anniversary of the grant. Furthermore, Mr. Artinian shall receive vacation, medical and dental coverage in accordance with Company policy, as well as a leased car, reimbursement for all business expenses, including travel, and relocation assistance and expenses.

On January 25, 2011, we entered into an employment agreement with Mr. Artinian to serve as Chief Executive Officer, President and a member of the Board of Directors. The initial term of the agreement extends until December 31, 2012, after which the term shall be automatically extended for successive one-year periods beginning on January 1, 2013, unless notice not to renew is provided by us or Mr. Artinian. Under the agreement, Mr. Artinian is eligible to receive (1) a base salary of $370,000, subject to review at least annually by the Board of Directors, and which may be adjusted upward, (2) annual bonuses targeted at 65% of base salary, based on the achievement of performance targets established annually by Board of Directors and the Compensation Committee, and (3) specified benefits, including health and disability insurance and life insurance and a monthly automobile allowance.

Under the agreement, if Mr. Artinian’s employment is terminated by us without cause or by Mr. Artinian for good reason, as such term is defined in the agreement, Mr. Artinian will be paid, subject to the execution of a general release, (1) continued payment of his base salary then in effect for twenty-four months, (2) an amount equal to his bonus, if any, received from the previously completed fiscal year multiplied by two payable over twenty-four equal monthly installments, (3) a monthly payment equal to the monthly cost of continuation of group health coverage for a maximum of eighteen months, and (4) payment for professional outplacement services for up to a two year period, not exceeding $25,000 in the aggregate. In addition, if payments or benefits would otherwise have been owed to Mr. Artinian prior to the 60th day after termination of employment, any such delayed payments or benefits shall be made on the 60th day after termination of employment. On December 15, 2011, the employment agreement with Mr. Artinian Agreement was amended to provide that if Mr. Artinian is terminated without cause or resigns for good reason in the fiscal year following the fiscal year for which an annual bonus was earned but prior to the date such annual bonus is paid by the Company, then Mr. Artinian shall be entitled to the payment of such earned annual bonus.

Employment agreement with our CFO

On January 25, 2011, the Company entered into an employment agreement with Ronald M. DiNella to serve as Senior Vice President, Chief Financial Officer and Treasurer. The initial term of the agreement extends until December 31, 2012, after which the term shall be automatically extended for successive one-year periods beginning on January 1, 2013, unless notice not to renew is provided by us or Mr. DiNella. Under the agreement, Mr. DiNella is eligible to receive (1) a base salary of $300,000, subject to review at least annually by the Board of Directors, and which may be adjusted upward, (2) annual bonuses targeted at 60% of base salary based on the achievement of performance targets established annually by the Board of Directors and Compensation Committee, and (3) specified benefits, including health and disability insurance and life insurance and a monthly automobile allowance.

Under the agreement, if Mr. DiNella’s employment is terminated by us without cause or by Mr. DiNella for good reason, as such term is defined in the agreement, Mr. DiNella will be paid, subject to the execution of a general release, (1) continued payment of his base salary then in effect for twenty-four months, (2) an amount equal to his bonus, if any, received from the previously completed fiscal year multiplied by two payable over twenty-four equal monthly installments, (3) a monthly payment equal to the monthly cost of continuation of group health coverage for a maximum of eighteen months, and (4) payment for professional outplacement services for up to a two year period not to exceed $25,000 in the aggregate. In addition, if payments or benefits would otherwise have been owed to Mr. DiNella prior to the 60th day after termination of employment, any such delayed payments or benefits shall be made on the 60th day after termination of employment. On December 15, 2011, the employment agreement with Mr. DiNella was amended to provide that if Mr. DiNella is terminated without cause or resigns for good reason in the fiscal year following the fiscal year for which an annual bonus was earned but prior to the date such annual bonus is paid by the Company, then Mr. DiNella shall be entitled to the payment of such earned annual bonus.

Employment agreement with our SVP, Marketing and Communications

On January 25, 2011, the Company entered into an employment agreement with Ronald Roger J. Drake to serve as Senior Vice President, Marketing and Communications. The initial term of the agreement extends until December 31, 2012, after which the term shall be automatically extended for successive one-year periods beginning on January 1, 2013, unless notice not to renew is provided by us or Mr. Drake. Under the agreement, Mr. Drake is eligible to receive (1) a base salary of $208,000, subject to review at least annually by the Board of

Directors, and which may be adjusted upward, (2) annual bonuses targeted at 60% of base salary based on the achievement of performance targets established annually by the Board of Directors and Compensation Committee, and (3) specified benefits, including health and disability insurance and life insurance and a monthly automobile allowance.

Under the agreement, if Mr. Drake’s employment is terminated by us without cause or by Mr. Drake for good reason, as such term is defined in the agreement, Mr. Drake will be paid, subject to the execution of a general release, (1) continued payment of his base salary then in effect for twenty-four months, (2) an amount equal to his bonus, if any, received from the previously completed fiscal year multiplied by two payable over twenty-four equal monthly installments, (3) a monthly payment equal to the monthly cost of continuation of group health coverage for a maximum of eighteen months, and (4) payment for professional outplacement services for up to a two year period not to exceed $25,000 in the aggregate. In addition, if payments or benefits would otherwise have been owed to Mr. Drake prior to the 60th day after termination of employment, any such delayed payments or benefits shall be made on the 60th day after termination of employment. On December 15, 2011, the employment agreement with Mr. Drake was amended to provide that if Mr. Drake is terminated without cause or resigns for good reason in the fiscal year following the fiscal year for which an annual bonus was earned but prior to the date such annual bonus is paid by the Company, then Mr. Drake shall be entitled to the payment of such earned annual bonus.

Change–in-Control Termination Protection Agreement with our General Counsel

On March 31, 2011, the Company entered into a change–in-control termination protection agreement with Scott D. Levin providing him with certain benefits in the event that his employment is terminated without cause or for good reason in connection with a change–in-control. Benefits under the agreement, which are due beginning forty-five days following Mr. Levin’s termination if he signs a general release in favor of the Company, are payable in equal installments over a period of twenty-four months, and include, but are not limited to, twice the sum of Mr. Levin’s base salary plus Mr. Levin’s bonus from the previous fiscal year. The agreement also provides that, in the event that any payments or benefits provided to Mr. Levin constitute “parachute payments” under Section 280G, Mr. Levin shall receive the greater of, on an after-tax basis, either (i) the full amount of such payments or benefits or (ii) the maximum amount that may be provided to Mr. Levin without resulting in such payments or benefits being subject to an excise tax. On December 15, 2011, the change–in-control termination protection agreement was amended to, among other things, (i) reorder the reduction of any “parachute payments,” as such term is defined in Section 280G and (ii) clarify that if Mr. Levin is terminated in a fiscal year following a fiscal year for which an annual bonus was earned but prior to the date such annual bonus is paid by the Company, then Mr. Levin shall be entitled to the payment of such earned annual bonus.

Other than the employment agreements, bonus agreements and change-of-control termination protection agreement discussed above, there are no other severance agreements or potential payments required upon termination or change-of-control with, Mr. Artinian, Mr. DiNella, Mr. Drake or Mr. Levin.

The following table describes and quantifies certain compensation that would become payable under our existing employment agreements with Mr. Artinian, Mr. DiNella and Mr. Drake and under our change–of-control termination protection agreement with Mr. Levin, as though such agreements had been in effect as of January 2, 2011, and their employment had terminated on January 2, 2011, given their compensation and service levels as of such date:

Fiscal 2010

Name	Cash severance payments(1)	Benefits or Perquisites(2)	Pension Benefit	Total
Christopher J. Artinian(3)	$789,000	$40,000	$—	$829,000
Ronald M. DiNella(4)	$604,000	$40,000	$—	$644,000
Scott D. Levin	$562,000	$40,000	$—	$602,000
Roger J. Drake(5)	$477,000	$40,000	$—	$517,000

(1)	Represents the net present value of (x) base salary then in effect paid over twenty-four months and (y) an amount equal their respective bonus received from the previously completed fiscal year multiplied by two and paid over 24 months.
(2)	Represents the estimated net present value of the monthly cost of continuation of group health coverage and an estimate for payment for professional outplacement services.
(3)	Pursuant to the employment agreement entered into on January 25, 2011, Mr. Artinian’s base salary was increased to $370,000.
(4)	Pursuant to the employment agreement entered into on January 25, 2011, Mr. DiNella’s base salary was increased to $300,000.
(5)	Pursuant to the employment agreement entered into on January 25, 2011 Mr. Drake’s base salary was increased to $208,000.

The following table describes and quantifies certain compensation that would become payable under our existing employment agreements with Mr. Artinian, Mr. DiNella and Mr. Drake and under our change–of-control termination protection agreement with Mr. Levin as though their employment is terminated on January 1, 2012, given their compensation and service levels as of such date and assuming that the maximum amount of cash bonuses payable in fiscal 2012 related to services rendered in fiscal 2011 are paid:

Fiscal 2011

Name	Cash severance payments(1)	Benefits or Perquisites(2)	Pension Benefit	Total
Christopher J. Artinian(3)	$1,136,000	$46,000	$—	$1,182,000
Ronald M. DiNella(4)	$893,000	$46,000	$—	$939,000
Scott D. Levin	$719,000	$46,000	$—	$765,000
Roger J. Drake(5)	$619,000	$46,000	$—	$665,000

(1)	Represents the net present value of (x) base salary then in effect paid over twenty-four months and (y) an amount equal their respective bonus received from the previously completed fiscal year multiplied by two and paid over 24 months.
(2)	Represents the estimated net present value of the monthly cost of continuation of group health coverage and an estimate for payment for professional outplacement services.
(3)	Pursuant to the employment agreement entered into on January 25, 2011, as amended on December 15, 2011, Mr. Artinian’s base salary was increased to $370,000.
(4)	Pursuant to the employment agreement entered into on January 25, 2011, as amended on December 15, 2011, Mr. DiNella’s base salary was increased to $300,000.
(5)	Pursuant to the employment agreement entered into on January 25, 2011, Mr. Drake’s base salary was increased to $208,000.

Grants of Plan-Based Awards Table

Fiscal 2010

The following table sets forth certain information with respect to shares of restricted stock that were granted during the fiscal year ended January 2, 2011 to each of the Executives listed in the Summary Compensation Table as shown under the caption “Executive Compensation.”

Name	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards (2)
			Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)
Christopher J. Artinian(1)	1/21/10	1/21/10	—	—	—	—	—	—	7,000	—	—	$27,860
	3/11/10	3/11/10	—	—	—	—	—	—	100,000	—	—	$509,000

Ronald M. DiNella(1)	1/21/10	1/21/10	—	—	—	—	—	—	16,000	—	—	$63,680

Scott D. Levin(1)	1/21/10	1/21/10	—	—	—	—	—	—	9,000	—	—	$35,820

Roger J. Drake(1)	2/1/10	2/1/10	—	—	—	—	—	—	9,000	—	—	$35,460

James W. Kirkpatrick(1)	1/21/10	1/21/10	—	—	—	—	—	—	9,000	—	—	$35,820

(1)	In January 2010, we granted shares of restricted stock pursuant to our equity incentive plan. The executives did not pay any consideration for the restricted stock. The restricted stock is subject to forfeiture, which lapses at a rate of 20% each year on the anniversary of the grant. These grants have been included in the column “Stock Awards” in the Summary Compensation Table above and the Outstanding Equity Awards at Fiscal Year-End Table below. See “Long-Term Compensation—Equity Incentive Plan” above.
(2)	Based on the closing price of $3.98 per share on January 21, 2010, $3.94 per share on February 1, 2010 and $5.09 per share on March 11, 2010.

Fiscal 2011

The following table sets forth certain information with respect to shares of restricted stock that were granted during the fiscal year ending January 1, 2012 to date to each of the Executives listed in the Summary Compensation Table as shown under the caption “Executive Compensation.” No additional restricted stock is expected to be issued in the fiscal year ending January 1, 2012.

Name	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards (2)
			Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)
Christopher J. Artinian(1)	1/25/11	1/25/11	—	—	—	—	—	—	25,000	—	—	$165,500

Ronald M. DiNella(1)	1/25/11	1/25/11	—	—	—	—	—	—	50,000	—	—	$331,000

Scott D. Levin(1)	1/25/11	1/25/11	—	—	—	—	—	—	9,000	—	—	$59,580

Roger J. Drake(1)	1/25/11	1/25/11	—	—	—	—	—	—	9,000	—	—	$59,580

James W. Kirkpatrick(1)	1/25/11	1/25/11	—	—	—	—	—	—	9,000	—	—	$59,580

(1)	In January 2011, we granted shares of restricted stock pursuant to our equity incentive plan. The executives did not pay any consideration for the restricted stock. The restricted stock is subject to forfeiture, which lapses at a rate of 20% each year on the anniversary of the grant. These grants have been included in the column “Stock Awards” in the Summary Compensation Table above and the Outstanding Equity Awards at Fiscal Year-End Table below. See “Long-Term Compensation—Equity Incentive Plan” above.
(2)	Based on the closing price of $6.62 per share on January 25, 2011.

Outstanding Equity Awards at Fiscal Year-End Table

Fiscal 2010

The following table sets forth certain information with respect to the value of all unvested shares of restricted stock grants that were outstanding at the fiscal year ended January 2, 2011 to each of the Executives listed in the Summary Compensation Table as shown under the caption “Executive Compensation.”

Name	Option Awards					Stock Awards
	Number of Securities Underlying Unexercised Options	Number of Securities Underlying Unexercised Options	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(5)	Market Value of Shares or Units of Stock That Have Not Vested(6)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
	Exercisable	Unexercisable
Christopher J. Artinian(1)	—	—	—	—	—	121,000	$784,080	—	—

Ronald M. DiNella(2)	—	—	—	—	—	48,000	$311,040	—	—

Scott D. Levin(3)	—	—	—	—	—	21,350	$138,348	—	—

Roger J. Drake(4)	—	—	—	—	—	23,000	$149,040	—	—

James W. Kirkpatrick(2)	—	—	—	—	—	27,000	$174,960	—	—

(1)	Shares of restricted stock were granted pursuant to our equity incentive plan in February 2006, January 2007, February 2008, January 2009, January 2010 and March 2010.
(2)	Shares of restricted stock were granted pursuant to our equity incentive plan in February 2006, January 2007, February 2008, January 2009 and January 2010.
(3)	Shares of restricted stock were granted pursuant to our equity incentive plan in October 2007, February 2008, January 2009 and January 2010.
(4)	Shares of restricted stock were granted pursuant to our equity incentive plan in February 2006, January 2007, February 2008, January 2009 and February 2010.
(5)	The restricted stock vest over five years at a rate of 20% each year on the anniversary of the grant date. These grants have been included above in the column “Stock Awards” in the Summary Compensation Table and the Grants of Plan-Based Awards Table. See “Long-Term Compensation—Equity Incentive Plan” above.
(6)	Based on our closing stock price of $6.48 on December 31, 2010.

Fiscal 2011

The following table sets forth certain information with respect to the value of all unvested shares of restricted stock grants that were outstanding at the fiscal year ending January 1, 2012 to date to each of the Executives listed in the Summary Compensation Table as shown under the caption “Executive Compensation.” No additional restricted stock is expected to be issued in the fiscal year ending January 1, 2012.

Name	Option Awards					Stock Awards
	Number of Securities Underlying Unexercised Options	Number of Securities Underlying Unexercised Options	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(5)	Market Value of Shares or Units of Stock That Have Not Vested(6)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
	Exercisable	Unexercisable
Christopher J. Artinian(1)	—	—	—	—	—	119,000	$821,100	—	—

Ronald M. DiNella(2)	—	—	—	—	—	82,000	$565,800	—	—

Scott D. Levin(3)	—	—	—	—	—	24,690	$170,361	—	—

Roger J. Drake(4)	—	—	—	—	—	24,600	$169,740	—	—

James W. Kirkpatrick(2)	—	—	—	—	—	27,000	$186,300	—	—

(1)	Shares of restricted stock were granted pursuant to our equity incentive plan in January 2007, February 2008, January 2009, January 2010, March 2010 and January 2011.
(2)	Shares of restricted stock were granted pursuant to our equity incentive plan in January 2007, February 2008, January 2009, January 2010 and January 2011.
(3)	Shares of restricted stock were granted pursuant to our equity incentive plan in October 2007, February 2008, January 2009, January 2010 and January 2011.
(4)	Shares of restricted stock were granted pursuant to our equity incentive plan in January 2007, February 2008, January 2009, February 2010 and January 2011.
(5)	The restricted stock vest over five years at a rate of 20% each year on the anniversary of the grant date. These grants have been included above in the column “Stock Awards” in the Summary Compensation Table and the Grants of Plan-Based Awards Table. See “Long-Term Compensation—Equity Incentive Plan” above.
(6)	Based on stock price of $6.90 per share which represents the Offer to Purchase pursuant to the Merger Agreement.

Options Exercised and Stock Vested Table

Fiscal 2010

The following table includes certain information with respect to the vesting of stock awards to each of the Executives listed in the Summary Compensation Table as shown under the caption “Executive Compensation” during the fiscal year ended January 2, 2011.

Name	Option Awards		Stock Awards
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Christopher J. Artinian(1)			5,600	$21,126

Ronald M. DiNella(1)	—	—	12,800	$48,288

Scott D. Levin(2)	—	—	3,860	$16,525

Roger J. Drake(1)	—	—	5,600	$21,126

James W. Kirkpatrick(1)	—	—	7,200	$27,162

Thomas J. Baldwin(1)	—	—	20,000	$75,450

(1)	Represents the vesting upon the fourth anniversary date of restricted shares granted in 2006, based on our closing stock price of $3.68 on February 9, 2010, the third anniversary date of restricted shares granted in 2007, based on our closing stock price of $3.83 on January 29, 2010, the second anniversary date of restricted shares granted in 2008, based on our closing price of $3.75 on February 5, 2010, and the first anniversary of restricted shares granted in 2009, based on our closing price or $3.83 on January 29, 2010.
(2)	Represents the vesting upon the third anniversary date of restricted shares granted in 2007, based on our closing stock price of $5.60 on October 29, 2010, the second anniversary date of restricted shares granted in 2008, based on our closing price of $3.75 on February 5, 2010, and the first anniversary of restricted shares granted in 2009, based on our closing price or $3.83 on January 29, 2010.

Fiscal 2011

The following table includes certain information with respect to the vesting of stock awards to each of the Executives listed in the Summary Compensation Table as shown under the caption “Executive Compensation” during the fiscal year ending January 1, 2012 to date. No additional vesting of stock awards is expected to be occur in the fiscal year ending January 1, 2012.

Name	Option Awards		Stock Awards
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Christopher J. Artinian(1)			27,000	$176,068

Ronald M. DiNella(2)	—	—	16,000	$104,384

Scott D. Levin(3)	—	—	5,660	$35,546

Roger J. Drake(4)	—	—	7,400	$47,760

James W. Kirkpatrick(2)	—	—	9,000	$58,716

(1)

Represents the vesting upon the fifth anniversary date of restricted shares granted in 2006, based on our closing stock price of $6.51 on February 9, 2011, the fourth anniversary date of restricted shares granted in 2007, based on our closing stock price of $6.41 on January 31, 2011, the third anniversary date of restricted shares granted in 2008, based on our closing price of $6.55 on February 4, 2011, the second anniversary date of restricted shares granted in 2009, based on our closing price of $6.48 on January 28, 2011, and the first anniversary date of restricted shares granted in 2010 based on our closing price of $6.67 on January 21, 2011 and our closing price of $6.52 on March 11, 2011.
(2)	Represents the vesting upon the fifth anniversary date of restricted shares granted in 2006, based on our closing stock price of $6.51 on February 9, 2011, the fourth anniversary date of restricted shares granted in 2007, based on our closing stock price of $6.41 on January 31, 2011, the third anniversary date of restricted shares granted in 2008, based on our closing price of $6.55 on February 4, 2011, the second anniversary date of restricted shares granted in 2009, based on our closing price of $6.48 on January 28, 2011, and the first anniversary date of restricted shares granted in 2010 based on our closing price of $6.67 on January 21, 2011.
(3)	Represents the vesting upon the fourth anniversary date of restricted shares granted in 2007, based on our closing stock price of $4.98 on October 28, 2011, the third anniversary date of restricted shares granted in 2008, based on our closing price of $6.55 on February 4, 2011, the second anniversary of restricted shares granted in 2009, based on our closing price or $6.48 on January 28, 2011, and the first anniversary date of restricted shares granted in 2010 based on our closing price of $6.67 on January 21, 2011.
(4)	Represents the vesting upon the fifth anniversary date of restricted shares granted in 2006, based on our closing stock price of $6.51 on February 9, 2011, the fourth anniversary date of restricted shares granted in 2007, based on our closing stock price of $6.41 on January 31, 2011, the third anniversary date of restricted shares granted in 2008, based on our closing price of $6.55 on February 4, 2011, the second anniversary date of restricted shares granted in 2009, based on our closing price of $6.48 on January 28, 2011, and the first anniversary date of restricted shares granted in 2010 based on our closing price of $6.35 on February 1, 2011.

Director Compensation Table

Fiscal 2010

The following table sets forth certain information with respect to the compensation we paid to the directors during the fiscal year ended January 2, 2011.

Name(1)	Fees Paid in Cash (2)($)	Stock Awards (3)($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value & Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
William C. Anton	25,000	3,980	—	—	—	—	28,980
John K. Castle	—	—	—	—	—	—	—
Dr. John J. Connolly	25,000	3,980	—	—	—	—	28,980
Robert A. Goldschmidt	40,000	3,980	—	—	—	—	43,980
Stephen E. Paul	—	—	—	—	—	—	—
David B. Pittaway	—	—	—	—	—	—	—
Dianne H. Russell	25,000	3,980	—	—	—	—	28,980
Zane Tankel	25,000	3,980	—	—	—	—	28,980
Alan A. Teran	25,000	3,980	—	—	—	—	28,980
Justin B. Wender(4)	—	—	—	—	—	—	—

(1)	See Summary Compensation Table for disclosure related to Thomas J. Baldwin, former Chairman of the Board and former Chief Executive Officer of the Company and Christopher J. Artinian, who was appointed as Chief Executive Officer, President and Director in February 2010 following the resignation of Thomas J. Baldwin.

(2)	Members of our Board of Directors other than Messrs. Artinian, Baldwin, Castle, Paul, Pittaway and Wender receive director’s fees at the rate of $25,000 per year, except that Mr. Goldschmidt, the Chairman of the Audit Committee receives director’s fees of $40,000 per year. All members of our Board of Directors are reimbursed for actual expenses incurred in connection with attendance at meetings of the Board and of committees of the Board.
(3)	Represents the aggregate grant-date fair value of restricted shares granted on January 21, 2010 under the Company’s Equity Incentive Plan computed in accordance with ASC 718. The fair value of restricted stock awards is calculated in accordance with ASC 718 using the NYSE market closing price on the grant date. The following directors each held an aggregate of 3,000 shares of unvested restricted stock as of January 2, 2011: Messrs. Connolly, Goldschmidt, Tankel and Teran, and Ms. Russell. As of January 2, 2011, Mr. Anton held an aggregate of 2,800 shares of unvested restricted stock.
(4)	Mr. Wender resigned as a member of the Board and Executive Committee of the Board effective August 10, 2010.

Fiscal 2011

The following table sets forth certain information with respect to the compensation we expect to have been be paid to the directors during the fiscal year ending January 1, 2012.

Name	Fees Paid in Cash (2)($)	Stock Awards (3)($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value & Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
William C. Anton	25,000	6,620	—	—	—	—	31,620
John K. Castle	—	—	—	—	—	—	—
Dr. John J. Connolly	25,000	6,620	—	—	—	—	31,620
Robert A. Goldschmidt	40,000	6,620	—	—	—	—	46,620
Stephen E. Paul	—	—	—	—	—	—	—
David B. Pittaway	—	—	—	—	—	—	—
Dianne H. Russell	25,000	6,620	—	—	—	—	31,620
Zane Tankel	25,000	6,620	—	—	—	—	31,620
Alan A. Teran	25,000	6,620	—	—	—	—	31,620

(1)	See Summary Compensation Table for disclosure related to Christopher J. Artinian our Chief Executive Officer, President and Director.
(2)	Members of our Board of Directors other than Messrs. Artinian, Castle, Paul, and Pittaway receive director’s fees at the rate of $25,000 per year, except that Mr. Goldschmidt, the Chairman of the Audit Committee receives director’s fees of $40,000 per year. All members of our Board of Directors are reimbursed for actual expenses incurred in connection with attendance at meetings of the Board and of committees of the Board.
(3)	Represents the aggregate grant-date fair value of restricted shares granted on January 25, 2011 under the Company’s Equity Incentive Plan computed in accordance with ASC 718. The fair value of restricted stock awards is calculated in accordance with ASC 718 using the NYSE market closing price on the grant date. The following directors each held an aggregate of 3,000 shares of unvested restricted stock as of January 1, 2012: Messrs. Anton, Connolly, Goldschmidt, Tankel and Teran, and Ms. Russell.

Equity Compensation Plan Information

Fiscal 2010

The following table sets forth information as of January 2, 2011 with respect to shares of our Common Stock that may be issued under our equity compensation plan.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by stockholders	673,200	$6.53	646,300

Equity compensation plans not approved by stockholders	—	—	—

Total	673,200	$6.53	646,300

Fiscal 2011

The following table sets forth information as of January 1, 2012, based on information available as of the date of this Information Statement, with respect to shares of our Common Stock that may be issued under our equity compensation plan.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by stockholders	715,520	$5.88	402,490

Equity compensation plans not approved by stockholders	—	—	—

Total	715,520	$5.88	402,190

TRANSACTIONS WITH RELATED PERSONS,

PROMOTERS AND CERTAIN CONTROL PERSONS

Director and Officer Indemnification Agreements

We are party to indemnification agreements with each of our officers and directors that provide, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.

Registration Rights Agreement

Certain of our current stockholders are parties to a registration rights agreement, dated as of January 31, 2006. The terms of the registration rights agreement include provisions for demand registration rights and piggyback registration rights in favor of certain holders of our common stock. As of December 28, 2011, 6,540,284 shares of our common stock are entitled to these registration rights. Shares registered with the SEC pursuant to these registrations rights will be eligible for sale in the public markets, subject to lock-up agreements. During fiscal 2010 we filed a registration statement on Form S-1 with the SEC to register additional shares of our common stock as well as register shares for resale that are subject to registration rights.

Review, Approval or Ratification of Transactions with Related Persons

Our management determines which transactions or relationships should be referred to the Nominating/Corporate Governance Committee for consideration. The Nominating/Corporate Governance Committee then determines whether to approve, ratify, revise or terminate a related person transaction on a case by case basis. We have not adopted a written policy for the review of transactions with related persons.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s executive officers and directors, and persons who own more than 10% of the Company’s Common Stock, to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the SEC. Executive officers, directors and greater than 10% stockholders are required to furnish the Company with copies of all Forms 3, 4 and 5 that they file. Based solely on the Company’s review of the copies of such Forms it has received and written representations from certain reporting persons that they were not required to file Forms 5 for specified fiscal years, the Company believes that all of its executive officers, directors and greater than 10% stockholders complied with all Section 16(a) filing requirements applicable to them during each of Company’s fiscal year ended January 2, 2011 and the Company’s fiscal year ending January 1, 2012 to date with the exception of (i) the Form 4 filed for Edie A. Ames for the 2,282 shares of restricted stock surrendered in lieu of paying taxes on February 2, 2010, which was filed two days late due to a clerical error and (ii) the Form 4 filed for Christopher J. Artinian for the 500 shares of restricted stock surrendered in lieu of paying taxes on January 21, 2010, which was filed two days late due to a clerical error.